                                               Filed pursuant to Rule 424(b)(4)
                                                    Registration No. 333-77665

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PROSPECTUS
SEPTEMBER 27, 1999

                                 MEDSCAPE LOGO

                        6,750,000 SHARES OF COMMON STOCK
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MARKET & SYMBOL:

- We have been approved for listing on the Nasdaq National Market under the symbol MSCP.

THE OFFERING:

- We are offering 6,750,000 shares of our common stock.

- The underwriters have an option to purchase an additional 900,000 shares from us to cover over-allotments.

- CBS Corporation has agreed to purchase 600,000 of the shares we are offering.

-------------------------------------------------------------------------------
                                              Per Share         Total
-------------------------------------------------------------------------------
Public offering price:                          $8.00        $53,664,000
Underwriting fees:                                .56          3,360,000
Proceeds to Medscape:                            7.44         50,304,000
-------------------------------------------------------------------------------

   THIS INVESTMENT INVOLVES RISKS.   SEE "RISK FACTORS" BEGINNING ON PAGE 6.

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Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE
                 CREDIT SUISSE FIRST BOSTON
                                 BEAR, STEARNS & CO. INC.
                                               WIT CAPITAL CORPORATION
                                                          DLJdirect INC.

                            ------------------------

[ARTWORK INCLUDES MEDSCAPE'S LOGO, SCREEN SHOTS OF MEDSCAPE'S WEB SITE, A DESCRIPTION OF SOME OF OUR SERVICE AND CONTENT OFFERINGS AND THE TRADEMARK AND "EYE" DESIGN OF CBS.]

                               TABLE OF CONTENTS

                                    PAGE
Prospectus Summary................     1
Risk Factors......................     6
Forward-Looking Statements........    19
Use of Proceeds...................    20
Dividend Policy...................    20
Capitalization....................    21
Dilution..........................    23
Pro Forma Consolidated Statements
  of Operations...................    24
Selected Consolidated Financial
  Data............................    25
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations.......    26
Business..........................    34
Management........................    48
Transactions with Related
  Parties.........................    56
Recent Transactions...............    58
Principal Stockholders............    63
Description of Capital Stock......    66
Shares Eligible for Future Sale...    68
Underwriting......................    70
Validity of the Shares............    73
Experts...........................    73
Where You Can Find More
  Information.....................    73
Index to Consolidated Financial
  Statements......................   F-1

                               PROSPECTUS SUMMARY

     The information below is only a summary of more detailed information included in other sections of this prospectus. This summary may not contain all the information that is important to you or that you should consider before buying shares in the offering. The other information is important, so please read this entire prospectus carefully.

                                 MEDSCAPE, INC.

OUR BUSINESS

     We operate Medscape.com, a healthcare Web site that provides comprehensive, authoritative and timely medical information and interactive programs targeted toward physicians and allied healthcare professionals, such as pharmacists and nurses. We offer a wide range of high-quality medical information, including original, proprietary articles written for us by renowned medical experts. We also offer what we believe is one of the Web's largest collection of free, peer-reviewed, full-text medical journal articles and one of the Web's most extensive libraries of continuing medical education accredited programs. We supplement our medical content with a variety of non-medical information, community features and interactive programs that make Medscape.com a full-service professional healthcare destination Web site. We plan to launch our separate consumer site, CBS.Medscape.com, in the third quarter of 1999. We have also entered into a strategic relationship with America Online, Inc. under which we have agreed to develop new versions of our consumer sites which will be co-branded with AOL. We expect to launch our AOL co-branded consumer sites in the fourth quarter of 1999 and the first quarter of 2000. As of June 30, 1999, Medscape.com had more than 1,200,000 registered members worldwide, including over 210,000 registered as physicians, 600,000 registered as allied healthcare professionals and 400,000 registered as consumers.

     Medscape.com is designed to meet the needs of our members in a personalized and easy-to-use manner. We organize our professional information by medical specialty area, such as oncology and cardiology, to make it easier for our members to access the information most relevant to them. Our extensive and up-to-date medical content and easy-to-use searching features assist medical professionals in keeping abreast of medical advances and obtaining fast, online answers to medical questions, helping them to make more informed diagnoses. Through our strategic relationship with National Data Corporation, we will integrate selected clinical data interchange and data management services provided by NDC into Medscape.com. We will also serve as the principal content provider to NDC's physician practice management system and an online distributor of some of NDC's other online clinical products.

     We believe our current consumer members view Medscape.com as a trusted source of healthcare information because of our high-quality content and our credibility with physicians. To enhance and personalize the consumer experience, we plan to launch our consumer site, CBS.Medscape.com, and several newly developed AOL co-branded consumer sites. We have entered into a strategic relationship with CBS Corporation under which our CBS.Medscape.com consumer site will be the exclusive Internet healthcare site integrated into CBS News programming and, with the AOL co-branded consumer sites, will be promoted on CBS media properties. Our AOL co-branded consumer sites will appear and be promoted, through contextual links and banners, on AOL, AOL.com, CompuServe Service, Netscape Netcenter and Digital City, all of which are AOL properties. AOL has guaranteed a minimum number of impressions, which means a user seeing a screen with a link to one of our co-branded sites. We are designing our consumer sites to help consumers make better informed healthcare decisions and to simplify management of their healthcare needs. Our consumer sites will provide personalized, authoritative medical content written for the consumer, access to our professional content on Medscape.com and interactive personal health management tools, such as health diaries.

     Our database of registered members, coupled with our ability to deliver advertisements to specific demographic groups within our membership base, enables pharmaceutical, healthcare and other consumer product companies to reach substantially all segments of their target audience. Our advertisers and sponsors include over 30 of the world's largest pharmaceutical companies.

OUR MARKET OPPORTUNITY

     We believe the $1 trillion healthcare industry is being changed by the emergence of the Internet as a global medium for communications, news, information and commerce. In particular, we believe that the Internet can cost-effectively address the increasing need for timely, comprehensive and authoritative medical information caused by:

     - the accelerated development of new medical and pharmaceutical therapies;

     - increased time constraints on physicians who are faced with an ever-increasing volume of information; and

     - consumers taking greater interest in health-related issues.

     We address these needs by providing high-quality, timely and well-organized medical content on Medscape.com and will further address these needs on our soon to be launched consumer sites, CBS.Medscape.com and our AOL co-branded sites. We design our Web sites to be conveniently accessible wherever and whenever our members choose. The organization of our sites and breadth of our membership base enables our advertisers and sponsors, including pharmaceutical, healthcare and other consumer product companies, to deliver marketing programs and interactive services targeted directly to specific healthcare constituencies.

OUR STRATEGY

     Our objective is to operate the premier online healthcare destination Web sites where physicians, allied healthcare professionals and consumers find reliable and comprehensive information that enables them to make better and more informed medical and health decisions. We believe we are positioned to become a preferred online advertising medium and e-commerce partner in the healthcare sector. We intend to achieve our objective by pursuing the following strategies:

     - strengthening the Medscape brands;

     - expanding and enhancing our content;

     - growing membership;

     - developing strategic relationships and enhancing distribution; and

     - developing additional revenue sources.

OUR HISTORY

     Medscape, Inc. was incorporated in New York in March 1996 and commenced operations in April 1996. Medscape, Inc. was reincorporated in Delaware in December 1998. In October 1998, we purchased Healthcare Communications Group, LLC, which operated a leading HIV Web site.

     Our executive offices are located at 134 West 29th Street, New York, New York, 10001-5399. Our telephone number is (212) 760-3100. Our Web site is located at www.medscape.com. Information contained on our Web site is not part of this prospectus.

     Medscape is our registered service mark. Each other trademark, trade name or service mark of any other company appearing in this prospectus is the property of its holder.

RECENT DEVELOPMENTS

     We have recently consummated several strategic relationships.

     On June 15, 1999, we entered into a License and Web Site Development Agreement with Softwatch Ltd. and its subsidiary, Softwatch, Inc., under which we licensed software from Softwatch to support our consumer Web site, and Softwatch agreed to provide ongoing technical and development support. As part of this transaction, we also purchased 1,040,170 of Softwatch's Series A Preferred Shares for $2,999,954.

     On August 3, 1999, we entered into agreements with CBS Corporation under which during the next seven years we will receive approximately $150 million in advertising and promotion in the United States, and a license to the "CBS" trademark and "Eye" design and selected health-related news content together valued at $7 million, in exchange for 7,397,208 shares of our Class A Common Stock and 6,541,160 shares of our Class B Common Stock, which will represent approximately 32% of our outstanding capital stock upon completion of this offering. Additionally, CBS has agreed to purchase 600,000 shares from us in the offering at the initial offering price less underwriting fees. Under our agreements with CBS, CBS has rights to maintain its then current capital stock interest by purchasing shares in our future stock issuances and has the right to designate three of our directors.

     On August 4, 1999, we entered into a strategic development and marketing agreement with National Data Corporation, a leading provider of healthcare information services and electronic commerce solutions. As part of this transaction, NDC invested $10 million cash in Medscape and has agreed to provide $10 million in licensing and promotional value, product purchase amounts, and credits against future commissions due by us to NDC under the agreement in exchange for 1,000,000 shares of our Class A Common Stock and 400,000 shares of our Series E Preferred Stock. The 400,000 shares of Series E Preferred Stock will convert into 1,250,000 shares of our common stock upon completion of this offering.

     On September 3, 1999, we entered into a strategic agreement with America Online, Inc. Under this agreement, we will develop separate AOL co-branded consumer sites and AOL has guaranteed a minimum number of impressions. In exchange, we have paid AOL $3 million and will pay an additional $30 million over the next two years. In addition, we granted AOL two warrants, each to purchase up to 1,352,158 shares of our Class A Common Stock.

     Upon completion of this offering, the Series E stock will convert into common stock and the Class A Common Stock and Class B Common Stock will be redesignated as common stock.

                                  THE OFFERING

Common stock offered by Medscape............    6,750,000 shares
Common stock to be outstanding after this
  offering..................................    43,693,533 shares

Use of proceeds.............................    We intend to use the net proceeds of this
                                                offering to make payments under our contract
                                                with AOL and for general corporate purposes,
                                                including funding operating losses, working
                                                capital and capital needs. We may use a
                                                portion to acquire or invest in
                                                complementary businesses or technologies.

Nasdaq National Market Symbol...............    MSCP

     The outstanding share information is based on our shares outstanding as of August 31, 1999. This information excludes:

     - 5,659,198 shares of common stock underlying options granted under our 1996 Stock Option Plan and outstanding as of August 31, 1999 at a weighted average exercise price of $2.34 per share;

     - 14,887.5 shares of common stock reserved for exercise of outstanding warrants at an exercise price of $0.004 per share; and

     - 2,704,316 shares of common stock reserved for issuance upon the exercise of two outstanding warrants issued to AOL, 1,352,158 shares of which under one warrant are at an exercise price of $10 and 1,352,158 shares of which under the other warrant are at an exercise price to be determined based upon the fair market value of our common stock at the times the warrant becomes exercisable.

                      ASSUMPTIONS WHICH APPLY TO THIS PROSPECTUS

     Unless we indicate otherwise, all information in this prospectus assumes the following:

     - the conversion of our outstanding Class B Common Stock on a one-for-one basis into Class A Common Stock, and the redesignation of our Class A Common Stock as common stock, both of which will occur concurrently with the completion of this offering;

     - the conversion of our Series A Preferred Stock, Series C-1 Preferred Stock and Series D Preferred Stock, all on a 2.5-for-one basis, our Series C Preferred Stock on a 2.68-for-one basis and our Series E Preferred Stock on a 3.125-for-one basis, into Class A Common Stock, all of which will occur immediately prior to the completion of this offering;

     - an increase in the number of our authorized shares of common stock to 100,000,000 to be effected concurrently with this offering; and

     - no exercise by the underwriters of their over-allotment option to purchase up to 900,000 additional shares of common stock.

                             SUMMARY FINANCIAL DATA
                       (IN THOUSANDS, EXCEPT SHARE DATA)

     The following table summarizes our financial data for the nine months ended December 31, 1996 and for each of the two years in the period ended December 31, 1998 and the six month periods ended June 30, 1998 and 1999, which have been derived from our consolidated financial statements and their notes. The pro forma data for the year ended December 31, 1998 (as restated) have been prepared as though the acquisition of Healthcare Communications Group, LLC had occurred on January 1, 1998. The pro forma balance sheet data give effect to the NDC and CBS transactions as if they had occurred on June 30, 1999. For a more detailed explanation of these financial data, see "Selected Consolidated Financial Data" and our financial statements located elsewhere in this prospectus.

                                           HISTORICAL
                          ---------------------------------------------
                                                     YEAR ENDED            PRO FORMA       SIX MONTHS ENDED
                          NINE MONTHS ENDED         DECEMBER 31,           YEAR ENDED          JUNE 30,
                            DECEMBER 31,      -------------------------   DECEMBER 31,   ---------------------
                                1996            1997          1998            1998         1998
                                                          (AS RESTATED)                                1999
CONSOLIDATED STATEMENTS
OF OPERATIONS DATA:
Revenues................      $   1,015       $   1,522     $   3,069      $   5,654     $   1,078   $   4,930
                              ---------       ---------     ---------      ---------     ---------   ---------
Operating expenses:
  Editorial, production,
     content and
     technology.........          1,182           1,790         2,588          4,325           853       3,916
  Sales and marketing...            278           1,201         2,357          2,357           811       3,502
  General and
     administration.....            830           1,823         1,987          2,855           793       2,664
  Depreciation and
     amortization.......             41             160           287            406            96         225
                              ---------       ---------     ---------      ---------     ---------   ---------
          Total
            operating
            expenses....          2,331           4,974         7,219          9,943         2,553      10,307
                              ---------       ---------     ---------      ---------     ---------   ---------
Loss from operations....         (1,316)         (3,452)       (4,150)        (4,289)       (1,475)     (5,377)
  Interest expense
     (income)...........             28              12          (249)          (251)         (149)       (296)
                              ---------       ---------     ---------      ---------     ---------   ---------
Net loss................      $  (1,344)      $  (3,464)    $  (3,901)     $  (4,038)    $  (1,326)  $  (5,081)
                              =========       =========     =========      =========     =========   =========
Basic net loss per
  share(1)..............      $   (0.66)      $   (1.26)    $   (1.07)     $   (0.61)    $   (0.47)  $   (0.71)
Weighted average number
  of shares of common
  stock outstanding.....      2,026,233       2,750,552     3,636,558      6,628,100     2,834,172   7,164,127

                                                                       JUNE 30, 1999
                                                          ----------------------------------------
                                                                    PRO FORMA FOR
                                                                     CBS AND NDC      PRO FORMA
                                                          ACTUAL    TRANSACTIONS    AS ADJUSTED(2)
CONSOLIDATED BALANCE SHEET DATA:
Current assets..........................................  $16,764      $26,903         $74,631
Working capital.........................................   13,018       22,297          70,026
Total assets............................................   23,213       46,852          94,581
Stockholders' equity....................................   19,467       42,246          89,975

---------------
(1) We calculate loss per common share by dividing the loss attributable to common shares by the weighted average number of shares outstanding. We do not include outstanding common stock options and warrants in the loss per common share calculation, as their effect is anti-dilutive.

(2) As adjusted on a pro forma basis to give effect to this offering, assuming net proceeds of $47.7 million.

                                  RISK FACTORS

     You should consider carefully the risks described below and the other information in this prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations would likely suffer. In this case, the market price of our common stock could decline, and you may lose all or a part of the money you pay to buy our common stock.

                         RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE IS LIKELY TO BE VOLATILE.

     Our stock price is likely to be volatile. The market prices of the securities of Internet-related companies have been very volatile. Our investors may not be able to sell their shares at or above the initial public offering price. In the past, following periods of volatility in the market price for a company's securities, stockholders have often instituted securities class action litigation. If a lawsuit were to be filed against us, it could result in substantial costs and the diversion of our management's attention and resources, which could seriously harm our financial results.

OUR EXISTING STOCKHOLDERS WILL MAINTAIN CONTROL OF OUR COMPANY.

     Our existing stockholders' control may have the effect of delaying or preventing a change in control of Medscape, which could negatively affect our stock price. Upon completion of this offering, our present directors and executive officers, holders of more than 5% of our common stock, and their affiliates will beneficially own approximately 75% of our outstanding common stock. Furthermore, all of the members of our current board have been elected in accordance with the terms of stockholders agreements which provided specified stockholders, or classes of stockholders, with rights to elect directors. Our board is comprised of ten members, eight of which were elected by pre-existing stockholders and three of which, including one of our pre-existing directors, were designated by CBS, in each case under stockholders agreements. While the rights to elect directors in the stockholders agreements terminate at the effective time of this offering, except the right of CBS to designate three of our directors, the incumbent board of directors will continue to be composed of the representatives of our pre-existing stockholders until they resign or are removed. As a result, these stockholders, if they act as a group, will be able to control all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

A SIGNIFICANT NUMBER OF SHARES ARE ELIGIBLE FOR RESALE, AND THEIR SALE COULD REDUCE OUR STOCK PRICE.

     After the completion of this offering, we will have a large number of shares of common stock outstanding and available for resale beginning at various points of time in the future. Sales of substantial amounts of shares of our common stock in the public market following this offering, or the perception that those sales will occur, could cause the market price of our common stock to decline. Those sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Some of the holders of our common stock also have demand and piggyback registration rights enabling them to register their shares under the Securities Act for sale. For more detailed information, see "Shares Eligible for Future Sale."

WE HAVE ANTI-TAKEOVER DEFENSES AND OTHER CONTRACTUAL PROVISIONS AND RELATIONSHIPS THAT COULD DELAY OR PREVENT AN ACQUISITION OF MEDSCAPE.

     We have anti-takeover provisions and other contractual obligations and relationships that could serve to limit our stockholders' voting power and may negatively affect our stock price. Our certificate of incorporation and bylaws provide for staggered terms for members of our board of directors and give the board the power to issue shares of preferred stock which could make it more difficult for a third party to acquire us, even if a change in control would be beneficial to our stockholders. Also, our agreement with CBS provides that we will not increase our board beyond ten members, and that CBS will have the right to designate up to three directors, depending on the percentage of our outstanding voting securities that CBS holds. The staggered board and CBS's rights to designate directors could make it more difficult to remove incumbent directors.

Additionally, CBS's obligation to provide us with approximately $150 million in advertising and promotion may be terminated by CBS if we issue more than 9% of our common stock to a competitor of CBS and for other events contained in the agreement. In addition, AOL generally may terminate its agreement to provide us with promotions and guaranteed impressions if we are acquired. These provisions may dissuade potential acquirers from pursuing a transaction, even if that acquisition would be beneficial to our stockholders, which could negatively affect our stock price.

OUR SECURITIES HAVE NO PRIOR PUBLIC MARKET, AND OUR STOCK PRICE MAY DECLINE AFTER THIS OFFERING.

     Before this offering, there has not been a public market for our common stock. The trading market price of our common stock may decline below the initial public offering price. In addition, an active public market for our common stock may not develop or be sustained after this offering. The initial public offering price has been determined by negotiations between us and the representatives of the underwriters. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price.

YOU WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

     The price you will pay for our common stock will be substantially higher than the pro forma tangible book value per share of outstanding common stock. As a result, you will experience immediate and substantial dilution in tangible book value per share, and the current stockholders of our company will experience an immediate increase in the tangible book value per share of their shares of common stock. The dilution that you will experience in this offering will be approximately $5.62 per share. Furthermore, to the extent that we issue additional shares of common stock in connection with acquisitions or any strategic partner agreements, or other outstanding options or warrants to purchase common stock are exercised, there will be further dilution. For more detailed information, see "Dilution."

                         RISKS RELATED TO OUR BUSINESS

OUR LIMITED OPERATING HISTORY MAKES EVALUATING OUR BUSINESS DIFFICULT.

     We initiated our operations in April 1996 and have not yet launched our consumer sites. As a result, we have only a limited operating history on which you can base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets like ours. We may not be successful in addressing these risks and uncertainties. Our failure to do so could have a material adverse effect on our financial condition. Some of these risks and uncertainties relate to our ability to:

     - attract and maintain a large base of users;

     - develop and introduce desirable services and compelling and original content to members and users;

     - establish and maintain strategic relationships with distribution partners and service and content providers;

     - establish and maintain relationships with sponsors and with advertisers and their advertising agencies;

     - respond effectively to competitive and technological developments; and

     - build an infrastructure, including additional hardware and software, customer support, personnel and facilities, to support our business.

IF THE LAUNCHES OF OUR CONSUMER SITES ARE DELAYED OR UNSUCCESSFUL, OUR FINANCIAL PERFORMANCE WOULD FAIL TO MEET EXPECTATIONS.

     We plan to launch our separate consumer site, CBS.Medscape.com, in the third quarter of 1999. We also expect to launch our AOL co-branded consumer sites in the fourth quarter of 1999 and the first quarter of 2000. If the launches are delayed or unsuccessful, we may fail to attract the additional users that will be required to increase our sponsorship and advertising revenues and, as a result, our financial performance would fail to meet expectations.

WE ARE NOT PROFITABLE AND EXPECT TO CONTINUE TO INCUR LOSSES.

     We have not achieved profitability. We expect to continue to incur net losses for the foreseeable future and may never become profitable. We have incurred net losses of approximately $13.8 million during the period from our inception through June 30, 1999.

     Our ability to generate significant revenues is uncertain. Our growth to date may not continue. Almost all of our revenues to date have been derived from advertising sales and sponsorships. As our business evolves, we expect to introduce a number of new products and services. With respect to both current and future product and service offerings, including to a large extent our consumer site, we expect to increase significantly our operating expenses to increase our customer base, enhance our brand image and support our infrastructure. To achieve profitability, our revenues and gross profit margins will need to increase sufficiently to cover these and other future costs. Otherwise, we may never make a profit. Even if we become profitable, we may not sustain or increase our profits on a quarterly or annual basis in the future.

WE DEPEND ON THE PHARMACEUTICAL INDUSTRY FOR A SIGNIFICANT PORTION OF OUR REVENUES.

     Our revenues could seriously decrease if there were adverse developments in the pharmaceutical industry. Our near-term and long-term prospects depend upon selling our services to the pharmaceutical industry. In 1998, 92% of our revenues were derived from services provided to pharmaceutical companies, and three pharmaceutical companies in particular provided 48% of our 1998 revenues. Accordingly, our success is highly dependent on the sales and marketing expenditures of pharmaceutical companies and our ability to attract these expenditures. Some of the adverse developments in the pharmaceutical industry that could affect our revenues would be:

     - a reduction in sales and marketing expenditures of pharmaceutical companies;

     - public or private market initiatives or reforms designed to regulate the manner in which pharmaceutical companies promote their products;

     - regulatory or legislative developments that discourage or prohibit pharmaceutical companies' promotional activities;

     - a decrease in the number of new drugs being developed; or

     - the adoption of current legislative and regulatory proposals to control drug costs for Medicare and Medicaid patients, including proposals in the U.S. Congress.

OUR BUSINESS MODEL IS UNPROVEN AND THE MARKET MAY NOT ACCEPT IT.

     Our success depends upon achieving significant market acceptance of our services by physicians, allied healthcare professionals and consumers. Failure to achieve or maintain market acceptance of Medscape.com and CBS.Medscape.com and our AOL co-branded sites would result in a loss of revenues. Medical professionals or consumers may not accept Medscape.com, CBS.Medscape.com, or our AOL co-branded sites or even the Internet, as a replacement for traditional sources of healthcare information. Market acceptance of Medscape.com, CBS.Medscape.com and our AOL co-branded sites depends upon continued growth in the use of the Internet generally and, in particular, as a source of healthcare information services for medical professionals and consumers. The Internet may not prove to be a viable channel for these services due to:

     - inadequate development of necessary reliable network infrastructure or complementary services, such as high-speed modems and security procedures for the transmission of confidential healthcare information;

     - development and acceptance of a competing method for delivering healthcare information services to medical professionals and consumers;

     - delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity; and

     - governmental regulation.

WE RELY UPON OUR CBS AGREEMENTS FOR SIGNIFICANT PROMOTION AND ADVERTISING, AND THEIR EARLY TERMINATION COULD NEGATIVELY AFFECT OUR FINANCIAL RESULTS AND STOCK PRICE.

     If our agreements with CBS are terminated prior to the end of their term, our financial results and stock price could be adversely affected.

     Under a license agreement, we license the "CBS" trademark, and "Eye" design and other health-related news content from CBS. The "CBS" trademark and "Eye" design are very important to our marketing and brand building activities for our consumer Web sites. Our license agreement with CBS will expire on August 3, 2006 and CBS will have no obligation to renew it. Under specified circumstances, CBS will also have the right to terminate this agreement and keep the stock received from us.

CBS HAS SIGNIFICANT CONTROL OVER THE CONTENT OF OUR CONSUMER WEB SITES AND ITS ADVERTISING AND PROMOTION OF OUR WEB SITES.

     Under our license agreement with CBS, CBS can require us to remove any content on our consumer Web sites which it determines conflicts with, interferes with or is detrimental to its reputation or business or for other reasons. We are also required to conform to CBS's guidelines for the use of its trademark. CBS has the right to approve all materials, such as marketing materials, that include the "CBS" trademark and "Eye" design. Because of these restrictions, we may not be able to perform our desired marketing activities.

     CBS has agreed, with some limitations, to provide us with approximately $150 million of advertising and on-air promotions during the period from August 3, 1999 through August 3, 2006. However, CBS has discretion as to the timing and placement of these advertisements and promotions. CBS could change the manner in which it promotes us. CBS also makes no guarantees to us as to the demographic composition or size of the audience that views these advertisements or promotions. This advertising and on-air promotion, as well as our association with the CBS brand, are important elements of our strategy to increase our brand awareness. This obligation to provide advertising and promotion may terminate at CBS's option if our license agreement with CBS terminates.

WE RELY ON OUR AOL AGREEMENT FOR SIGNIFICANT PROMOTION AND ADVERTISING, AND ITS TERMINATION COULD NEGATIVELY AFFECT OUR FINANCIAL RESULTS AND STOCK PRICE.

     If our agreement with AOL is terminated prior to the end of its term, our financial results and stock price could be adversely affected.

     Our relationship with AOL and the impressions to be delivered by AOL are very important to our marketing and brand building activities for our consumer Web sites. Our agreement with AOL will expire on September 3, 2002. The agreement may be extended unilaterally by AOL for nine months but AOL will have no obligation to extend it or renew it. Under specified circumstances, AOL will also have the right to terminate the agreement or its obligation to provide us with the impressions and keep the warrants it received from us.

AOL MAY LIMIT THE CONTENT OF OUR AOL CO-BRANDED CONSUMER SITES AND OUR ABILITY TO WORK WITH THIRD PARTIES, WHICH COULD IMPEDE OUR GROWTH, NEGATIVELY AFFECT USER LOYALTY AND REDUCE TRAFFIC ON THE SITES AND COULD REDUCE REVENUES.

     Under our interactive services agreement with AOL, AOL has significant control over the content, interactive tools and links to other sites that we may feature on our AOL co-branded consumer sites. We are also prohibited from linking to or selling advertising to specified third parties. AOL could limit content, the tools and links available on our co-branded consumer sites to an extent that might make these sites less useful and attractive to users, which could negatively affect our user loyalty and reduce traffic on the sites.

AOL HAS SIGNIFICANT CONTROL OVER ITS PROMOTION OF OUR CONSUMER SITES, WHICH MAY NEGATIVELY IMPACT OUR OPERATING RESULTS.

     If AOL does not promote our consumer sites in a manner that generates traffic to those sites, our future prospects could be harmed and our revenues will decline. AOL has broad discretion as to the form, placement, timing and nature of its promotions of our co-branded sites. AOL may not promote our

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co-branded sites in a way that we believe is most effective. Our agreement with
AOL does not give us the power to redirect the AOL promotions. AOL also makes no guarantees to us as to the demographic compositions of the audience that views these promotions.

WE DEPEND ON REVENUES FROM ADVERTISING AND SPONSORSHIPS, AND THE ACCEPTANCE AND EFFECTIVENESS OF INTERNET ADVERTISING AND SPONSORSHIP IS UNCERTAIN.

     Our future success depends on an increase in the use of the Internet as an advertising medium. We derive most of our revenues from the sale of advertisements and sponsorships on our site, and we expect to continue to do so for the foreseeable future. The market for Internet advertising may not continue to emerge or become sustainable. If the market for Internet advertising and sponsorships fails to develop or develops more slowly than we expect, our revenues will decline.

     The Internet advertising market is new and rapidly evolving. It cannot yet be compared with the traditional advertising market to gauge its effectiveness. As a result, there is significant uncertainty about the demand and market acceptance for Internet advertising. Many of our advertising customers and sponsors have limited experience with Internet advertising and sponsorship, and may ultimately conclude that Internet advertising and sponsorship are not effective relative to traditional advertising media and sponsorship opportunities. Different pricing models are used to sell advertising on the Web, and it is difficult to predict which model, if any, will emerge as the industry standard. This makes it difficult to project our future advertising and sponsorship rates and revenues.

     In addition, widespread adoption or increased use by Internet users of filter software programs that allow them to limit or remove advertising from their desktops or the adoption of this type of software by Internet access providers could have a material adverse effect on the viability of advertising on the Internet and on our financial condition.

OUR OPERATING RESULTS WILL BE SEASONAL AND MAY FLUCTUATE FROM QUARTER TO QUARTER, WHICH MAY NEGATIVELY AFFECT OUR STOCK PRICE IF INVESTORS EXPECT CONSISTENT RESULTS FROM QUARTER TO QUARTER.

     Because a substantial portion of our revenues comes from sponsorships associated with major medical conferences that occur less frequently in the summer months, our results of operations have historically been seasonal. Our limited operating history makes it difficult to assess the impact of this seasonal factor on our business and our stock price. Should the major medical conferences' schedule change, our operating results would be affected accordingly.

     Because of seasonality and other factors, our operating results will likely continue to vary from quarter to quarter. Since a substantial portion of our current and future costs are fixed, if our revenues fall short of expectations, we may not be able to adjust our fixed expenses to compensate for this shortfall on a timely basis.

OUR MEDSCAPE BRANDS MAY NOT ACHIEVE THE BROAD RECOGNITION NECESSARY FOR US TO CONTINUE TO GROW OUR MEMBERSHIP AND TRAFFIC AND ATTRACT ADVERTISERS AND SPONSORS.

     We believe that broad recognition and a favorable audience perception of the Medscape brands are essential to our future success. If we fail to increase our membership and traffic, we may be unable to attract advertisers and sponsors. Successful positioning of the Medscape brands will largely depend on:

     - the success of our advertising and promotional efforts; and

     - our ability to continue to provide a high-quality experience for our audience.

     We incurred sales and marketing expenses of $2.4 million during the year ended December 31, 1998. To increase awareness of the Medscape brand, we expect to spend significantly more on sales and marketing in the future. If our brand enhancement strategy is unsuccessful, these expenses may never be recovered and we may not receive appropriate value for the stock issued to CBS or the payments made and warrants issued to AOL and we may be unable to increase future revenues. In addition, even if brand recognition increases, the number of Medscape.com and CBS.Medscape.com users may not increase. Even if the number of new users increases, those users may not become registered members.

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IF WE ARE UNABLE TO RETAIN ANY OF OUR MAJOR ADVERTISERS OR SPONSORS, OUR
REVENUES MAY DECLINE.

     The loss of any of the advertisers or sponsors that account for a material portion of our total revenues, or the non-payment or late payment of amounts due from significant advertisers and sponsors, could seriously harm our financial results. In 1998, we derived approximately 27% of our revenue from Genentech Incorporated, 14% from Roche Laboratories and 7% from Johnson & Johnson. We believe that a substantial amount of revenue from advertising and sponsorship sales in any given future period may continue to come from a relatively small number of advertisers and sponsors. If any of our major advertisers or sponsors were to substantially cut back on advertising or sponsorship expenditures or stop using our services, our revenues would decline.

     We typically sell advertisements and sponsorships for a one-year period or less. As a result, our current advertisers or sponsors may not purchase advertising or sponsorships from us in the future, and we may not be able to successfully attract additional advertisers or sponsors.

WE MAY LOSE BUSINESS IF WE ARE UNABLE TO KEEP UP WITH RAPID TECHNOLOGICAL OR OTHER CHANGES.

     If we are unable to keep up with changing technology and other factors related to our market, we may be unable to attract and retain users, advertisers and sponsors, which would reduce our revenues. The markets in which we compete are characterized by rapidly changing technology, evolving technological standards in the industry, frequent new service and product announcements and changing consumer demands. Our future success will depend on our ability to adapt to these changes and to continuously improve the performance, features and reliability of our service in response to competitive services and product offerings and the evolving demands of the marketplace. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt our services or infrastructure, which might impact our ability to become or remain profitable.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

     The market for Internet content, products, services and advertising is new, rapidly evolving and intensely competitive. We expect this competition to increase significantly and our financial results and share value would be adversely affected if we are unable to compete successfully. We currently compete, or potentially compete, with many providers of Web content, information services and products, as well as traditional media and promotional efforts, for audience attention and advertising and sponsorship expenditures. We expect competition to intensify in the future. Barriers to entry are not significant, and current and new competitors may be able to launch new Web sites at a relatively low cost. We compete, directly and indirectly, for members, consumers, content providers, advertisers, sponsors and acquisition candidates with:

     - companies and organizations providing or maintaining online services or Web sites targeted to physicians or the healthcare industry;

     - companies and organizations providing or maintaining general purpose consumer online services which provide access to healthcare content and services;

     - companies and organizations providing or maintaining public sector and non-profit Web sites that provide healthcare information and services without advertising or commercial sponsorships;

     - companies and organizations providing or maintaining Web search and retrieval services and other high-traffic Web sites;

     - publishers and distributors of traditional media, including those targeted to medical professionals, many of which have established or may establish Web sites; and

     - vendors of healthcare information, products and services distributed through other means, including direct sales, mail and fax messaging.

     Competition for members, users and advertisers, as well as competition in the electronic commerce market, is intense and is expected to increase significantly.

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

WE MAY BE UNABLE TO EFFECTIVELY MANAGE OUR RAPID GROWTH.

     If we are unable to manage growth effectively, our financial results would be seriously harmed. Our ability to successfully offer services and products and implement our business plan in a rapidly evolving market requires an effective planning and management process. We have increased, and plan to continue to increase, the scope of our operations. These expansion efforts could be expensive and may put a strain on management, and, if we do not manage growth properly, could adversely affect our business. To manage our future growth, we will need to:

     - improve existing or implement new operational and financial systems, procedures and controls;

     - expand, train and manage our employee base; and

     - maintain close coordination among our technical, finance, marketing, sales and editorial staffs.

WE ARE CURRENTLY DEPENDENT UPON ONLINE MARKETING PARTNERS, AND OUR FUTURE SUCCESS DEPENDS UPON FURTHER DEVELOPING AND ENHANCING OUR STRATEGIC RELATIONSHIPS.

     If we are not successful in developing and enhancing our strategic relationships, we could become less competitive and our revenues could decline. Although we have a variety of sources of traffic to our Web site, we expect a growing percentage of our traffic to be generated by strategic distribution partners, which are third party healthcare service vendors that facilitate distribution of our Web site content to their customer base.

     We formed our existing relationships recently and our distribution partners may not view their relationships with us as significant to their own business. As a result, they may reassess their commitment to us or decide to compete directly with us in the future. We generally do not have agreements that prohibit our distribution partners from competing against us directly or from contracting with our competitors. Our arrangements with our distribution partners generally do not establish minimum performance requirements, but instead rely on the voluntary efforts of our distribution partners. As a result, these relationships may not be successful.

WE DEPEND UPON CONTENT PROVIDERS, AND OUR REVENUES MAY DECLINE IF WE ARE UNABLE TO MAINTAIN OUR EXISTING RELATIONSHIPS WITH CONTENT PROVIDERS, TO BUILD NEW RELATIONSHIPS WITH OTHER CONTENT PROVIDERS AND TO CONTINUE TO OBTAIN ORIGINAL CONTENT FROM MEDICAL EXPERTS.

     Our agreements with expert medical professionals who provide us with a majority of our original proprietary content are generally short-term and project-based. We may not be able to attract expert medical professionals to provide us with original proprietary content in the future. Our failure to acquire original proprietary content written by expert medical professionals would have a negative effect on our content, resulting in a likely decline in our revenues.

     We have entered into relationships with approximately 45 companies representing over 100 publications, medical databases and newsfeeds to obtain content for Medscape.com, and we intend to enter into additional relationships in the future. Our success depends significantly on our ability to maintain our existing relationships with these content providers, to build new relationships with other content providers and to continue to obtain original content from medical experts.

     Many of our agreements with content providers are non-exclusive, and competitors offer, or could offer, content that is similar or the same as ours. If content providers, including our current providers, offer information to users or our competitors on more favorable terms than offered to us, we could become less competitive and our profit margins and prospects could be harmed. In addition, the failure by our content providers to deliver high-quality content from reliable sources and to continuously upgrade their content in response to user demand and evolving healthcare industry trends could result in user dissatisfaction and inhibit our ability to attract users and add members.

WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY AND WE MAY BE LIABLE FOR INFRINGING THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

     Our revenues and share price could be adversely affected if unauthorized parties infringe upon or misappropriate our products, services or proprietary information. Our intellectual property is important to our

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

business. Our efforts to protect our intellectual property may not be adequate. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others, which could be time consuming and costly.

     Intellectual property infringement claims could be made against us as the number of our competitors grows. These claims, even if not meritorious, could be expensive and divert our attention from operating our company. In addition, if we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and to develop comparable non-infringing intellectual property or obtain a license or cease providing the services that contain the infringing intellectual property. We may be unable to develop non-infringing intellectual property or obtain a license on commercially reasonable terms, or at all.

OUR SYSTEMS MAY EXPERIENCE FAILURES WHICH COULD CAUSE OUR REVENUES TO DECLINE.

     Any significant interruption in our operations would cause our revenues to decline. We have experienced periodic system interruptions in the past, which may occur again. Any significant interruptions in our services or an increase in response time could result in a loss of potential or existing users and members, strategic partners or advertisers and sponsors and, if sustained or repeated, could reduce the attractiveness of our Web sites to these parties in the future. Our insurance policies have low coverage limits and, therefore, cannot adequately compensate us for any material losses that may occur due to disruptions in our service.

     Our Web sites may be required to accommodate a high volume of traffic and deliver frequently updated information. We may experience slower response times or system failures due to increased traffic on our Web sites or for a variety of other reasons. We depend on content providers to provide information and data feeds on a timely basis. Our Web sites could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. In addition, our members and consumers depend on Internet service providers and other Web site operators for access to our Web sites. These providers and operators have experienced significant outages in the past and could experience outages, delays and other difficulties in the future due to system failures unrelated to our systems. Moreover, the Internet infrastructure may not be able to support continued growth in its use. We do not maintain redundant systems or facilities for all of our services. To operate with limited interruption, our service and content providers must guard against:

     - damage from fire, power loss and other natural disasters;

     - communications failures;

     - software and hardware errors or failures;

     - security breaches, computer viruses and similar disruptive problems; and

     - other potential interruptions.

IF OUR MEMBERS DO NOT PROVIDE US WITH ACCURATE REGISTRATION INFORMATION ABOUT THEMSELVES WE MAY BE LESS ATTRACTIVE TO ADVERTISERS.

     If we are unable to accurately classify our members, we may be less attractive to advertisers and our revenues may decline. We classify our members as physicians, allied healthcare professionals and consumers based on the information that members supply to us at the time of registration, and this information may not be accurate. Possible changes in state or federal confidentiality laws also may make it more costly and more difficult to verify the accuracy of information about our members. We are conducting an ongoing verification effort that may result in some members being reclassified because of incomplete or inaccurate information that they supplied at the time of registration. A significant amount of reclassifications may also make us less attractive to advertisers, and revenues may decrease.

WE MAY INCUR LIABILITY FOR CONTENT AND USER DATA.

     As a content provider, we may face potential liability for intellectual property infringement, defamation, indecency and other claims. In addition, we may incur liability for unauthorized duplication or distribution of third-party content or materials or for information collected from and about our users. Third parties or users

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

may bring claims against us relating to proprietary rights or use of personal information. Our general liability insurance may not cover or be adequate for potential claims of this type.

WE HAVE LIMITED EXPERIENCE WITH INTERNATIONAL OPERATIONS, WHICH MAY RESULT IN OUR INABILITY TO SUCCEED ON AN INTERNATIONAL LEVEL.

     Our revenues could be adversely affected if we or our future foreign business associates are unable to successfully market and operate our online services in foreign markets. To date, we have had limited experience in developing localized versions of our online services and in marketing and operating our online services internationally. One element of our strategy is to develop our online service brands in international markets. To achieve this, we intend to enter into relationships with foreign business partners. We may experience difficulty in obtaining these partners and managing international operations because of distance, trade regulation, language barriers and cultural differences.

WE WOULD LOSE REVENUES AND INCUR SIGNIFICANT COSTS IF OUR SYSTEMS OR MATERIAL THIRD-PARTY SYSTEMS ARE NOT YEAR 2000 COMPLIANT.

     The failure of our internal systems or material third-party systems to be Year 2000 compliant could cause a significant number of business disruptions and inefficiencies for us, our service and content providers and our members and users that may divert our time and attention and financial and human resources from our ordinary business activities. The Year 2000 issue is the potential for system and processing failures of date-related data as the result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. We may be affected by Year 2000 issues related to non-compliant information technology systems or non-information technology systems operated by us or by third parties. One element of our information technology system is now in remediation stage to ensure that it will be Year 2000 compliant. We will not complete the testing and review of our non-information technology systems until the early part of the fourth quarter. Additionally, we have limited or no control over the actions of our third-party suppliers, who may not achieve full Year 2000 compliance before the end of 1999. For more detailed information regarding our Year 2000 effort, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

     In addition, governmental agencies, utility companies, Internet access companies, third-party service providers and others outside of our control may not be Year 2000 compliant. The failure by these entities to be Year 2000 compliant could result in a systemic failure beyond our control, such as a prolonged Internet, telecommunications or electrical failure, that could also prevent us from delivering our services to our customers, decrease the use of the Internet or prevent users from accessing our Web sites, which would lead to a decline in our revenues.

WE MAY FAIL TO EFFECTIVELY INTEGRATE AND MANAGE OUR RECENT ACQUISITIONS WHICH COULD LEAD TO HIGHER THAN ANTICIPATED COSTS OR LOWER THAN ANTICIPATED REVENUES.

     We have recently acquired two medical Web sites. The process of integrating acquisitions is complex and will place significant demands on our management, technical, financial and other resources which could lead to higher than anticipated costs or lower than anticipated revenues. The successful integration of these acquisitions is critical to our future success. Our systems, procedures, controls and existing space may not be adequate to support the integration of these acquisitions into our operations. We are now finalizing the integration of the technologies, service offerings, operations and systems of our recently acquired sites. Potential challenges to the successful integration of Web sites we acquired include:

     - our ability to attract their users to our Web sites;

     - our ability to market and sell these Web sites' services to our clients;

     - centralization and consolidation of financial, operational and administrative functions;

     - elimination of unnecessary costs;

     - the technological integration of these Web sites' services with ours; and

     - the integration of these Web sites' personnel with ours.

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

POTENTIAL ACQUISITIONS COULD BE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS, DILUTE STOCKHOLDER VALUE AND ADVERSELY AFFECT OUR OPERATING RESULTS.

     We may make investments in or acquire complementary products, technologies and businesses. These acquisitions and investments could disrupt our ongoing business, distract our management and employees and increase our expenses. Some of the factors that will affect our ability to successfully integrate an acquired company include:

     - our ability to assimilate the personnel and operations of the acquired company;

     - whether the personnel of the acquired company decide to work for us; and

     - the extent to which newly acquired services or technologies are incompatible with and must be integrated into our existing services and marketing, sales and support efforts.

In addition, if we finance the acquisitions by issuing equity securities, this could dilute our existing stockholders. Any amortization of goodwill or other assets, or other charges resulting from the costs of these acquisitions, could adversely affect our operating results.

WE MAY BE UNABLE TO MEET OUR FUTURE CAPITAL REQUIREMENTS.

     Based on our current operating plan, we anticipate that the net proceeds of this offering, together with our available funds, will be sufficient to satisfy our anticipated needs for working capital, capital expenditures and business expansion for at least the next 12 months. After that time, we may need additional capital. Alternatively, we may need to raise additional funds sooner to fund more rapid expansion, to develop new or enhanced services, or to respond to competitive pressures. We currently do not have any commitments for additional financing. If adequate funds are not available on acceptable terms, we may not be able to fund our expansion, develop or enhance our products or services or respond to competitive pressures. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our stockholders will be diluted. Furthermore, any new securities could have rights, preferences and privileges senior to those of the common stock.

          RISKS RELATED TO ONLINE HEALTHCARE SERVICES AND THE INTERNET

OUR ACTIVITIES MAY EXPOSE US TO MALPRACTICE LIABILITY AND OTHER LIABILITY INHERENT IN HEALTHCARE DELIVERY.

     We may be exposed to malpractice or other liability against which we may not be adequately insured, resulting in a decline in our financial results. Patients who file lawsuits against doctors often name as defendants all persons or companies with any relationship to the doctors. As a result, patients may file lawsuits against us based on treatment provided by physicians who maintain Web pages at our site. In addition, a court or government agency may take the position that our delivery of health information directly, including through licensed physicians, or information delivered by a third-party site that a consumer accesses through our Web site, exposes us to malpractice or other personal injury liability for wrongful delivery of healthcare services or erroneous health information. Under some circumstances, AOL may also be entitled to terminate its agreement with us if a material claim of this nature is filed against us. The amount of insurance we maintain with insurance carriers may not be sufficient to cover all of the losses we might incur from these claims and legal actions. In addition, insurance for some risks is difficult, impossible or too costly to obtain, and as a result, we may not be able to purchase insurance for some types of risks.

STATE RESTRICTIONS ON THE PRACTICE OF MEDICINE MAY NEGATIVELY AFFECT OUR ACTIVITIES.

     Any finding in a state that we are not in compliance with its laws could require us to restructure our services, which could adversely affect our revenues or share price. The laws in some states prohibit some business entities, such as our company, from practicing medicine. This is commonly referred to as the prohibition against the "corporate practice of medicine." These laws generally prohibit us from employing physicians to practice medicine or from directly furnishing medical care to patients. Each state requires licensure for the practice of medicine within that state, and some states consider the receipt of an electronic transmission of selected healthcare information in that state to be the practice of medicine. These laws

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restrict our activities and the extent to which we can provide medical advice to consumers, physicians and others. If challenged, our activities may not be found to be in compliance with these laws.

HEALTHCARE REFORMS AND THE COST OF REGULATORY COMPLIANCE COULD NEGATIVELY AFFECT OUR BUSINESS.

     The healthcare industry is heavily regulated. Various laws, regulations and guidelines promulgated by government, industry and professional bodies affect, among other matters, the provision, licensing, labeling, marketing, promotion and reimbursement of healthcare services and products, including pharmaceutical products. Our failure or our clients' failure to comply with any applicable regulatory requirements or industry guidelines could:

     - limit or prohibit business activities;

     - subject us or our clients to adverse publicity; or

     - increase the costs of regulatory compliance or subject us or our clients to monetary fines or other penalties.

     A federal law commonly known as the Medicare/Medicaid antikickback law, and several similar state laws, prohibit payments that are intended to induce physicians or others either to refer patients or to acquire or arrange for or recommend the acquisition of healthcare products or services, including pharmaceuticals. Another federal law, commonly known as the "Stark" law, prohibits physicians from referring Medicare and Medicaid patients for designated health services to entities with which they have a financial relationship, unless that relationship qualifies for an explicit exception to the referral ban. Some of these laws have been applied to the marketing and promotional practices of pharmaceutical manufacturers, to payments to physicians for services and to other benefits to physicians, and could constrain our relationships, including financial, marketing and continuing medical education relationships, with our sponsors and advertisers and with physicians, including any physicians who perform services for us. It is possible that additional or changed laws, regulations or guidelines could be adopted in the future.

     In addition, implementation of government healthcare reform may adversely affect promotional and marketing expenditures by pharmaceutical companies, which could decrease the business opportunities available to us. Healthcare reform measures have been considered by the U.S. Congress and other federal and state bodies during recent years. The intent of the proposals generally has been to reduce the growth of total healthcare expenditures and expand healthcare coverage.

THE INTERNET IS SUBJECT TO MANY LEGAL UNCERTAINTIES AND POTENTIAL GOVERNMENT REGULATIONS THAT MAY DECREASE DEMAND FOR OUR SERVICES, INCREASE OUR COST OF DOING BUSINESS OR OTHERWISE HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL RESULTS OR PROSPECTS.

     Any new law or regulation pertaining to the Internet, or the application or interpretation of existing laws, could decrease demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our financial results and prospects.

     Laws and regulations may be adopted in the future that address Internet-related issues, including online content, user privacy, pricing and quality of products and services. For example, although it was held unconstitutional, in part, the Communications Decency Act of 1996 prohibited the transmission over the Internet of various types of information and content. In addition, several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission in the same manner as other telecommunications services. Because the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure in many areas, local exchange carriers have petitioned the FCC to regulate Internet service providers in a manner similar to long distance telephone carriers and to impose access fees on the Internet service providers.

     The United States or foreign nations may adopt legislation aimed at protecting Internet users' privacy. This legislation could increase our cost of doing business and negatively affect our financial results. Moreover, it may take years to determine the extent to which existing laws governing issues like property ownership, libel, negligence and personal privacy are applicable to the Internet. Currently, U.S. privacy law consists of disparate state and federal statutes regulating specific industries that collect personal data. Most of them

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

predate and therefore do not specifically address online activities. However, European nations are now implementing a European Union Data Privacy Directive regulating the transmission and storage of personal information and data. In addition, a number of comprehensive legislative and regulatory privacy proposals are now under consideration by federal, state and local governments in the United States.

STATE AND FEDERAL LAWS THAT PROTECT INDIVIDUAL HEALTH INFORMATION MAY LIMIT OUR PLANS TO COLLECT, USE AND DISCLOSE THAT INFORMATION.

     If we fail to comply with current or future laws or regulations governing the collection, dissemination, use and confidentiality of patient health information, this failure could have a material adverse effect on our business, operating results and financial condition.

     Consumers sometimes enter private health information about themselves or their family members when using our services. Also, our systems record use patterns when consumers access our databases that may reveal health-related information or other private information about the user. Numerous federal and state laws and regulations govern collection, dissemination, use and confidentiality of patient-identifiable health information, including:

     - state privacy and confidentiality laws;

     - state laws regulating health care professionals, such as physicians, pharmacists and nurse practitioners;

     - Medicaid laws;

     - the Health Insurance Portability and Accountability Act of 1996 and related rules proposed by the Health Care Financing Administration; and

     - Health Care Financing Administration standards for Internet transmission of health data.

     The U.S. Congress has been considering proposed legislation that would establish a new federal standard for protection and use of health information. In addition, the laws of other countries also govern the use of and disclosure of health information. Our systems for safeguarding patient health information from unauthorized disclosure or use may not preclude successful claims against us for violation of applicable law. Other third-party sites that consumers access through our site also may not maintain systems to safeguard this health information. In some cases, we may place our content on computers that are under the physical control of others, which may increase the risk of an inappropriate disclosure of health information. For example, we may contract out the hosting of our Web site to a third party. In addition, future laws or changes in current laws may necessitate costly adaptations to our systems.

     We intend to develop medical information systems and market research services that we will use to collect, analyze and report aggregate medical care, medical research, outcomes and financial data pertaining to items such as prescribing patterns and usage habits. Some states have enacted legislation regulating the aggregation of health information and the manipulation, use and ownership of that aggregated data, even when this data does not reveal the patient's identity. Because this area of the law is rapidly changing, our collection, analysis and reporting of aggregate healthcare data maintained in our database may not at all times and in all respects comply with laws or regulations governing the ownership, collection and use of this data. Future laws or changes in current laws governing the ownership, collection and use of aggregate healthcare data may necessitate costly adaptations to our systems or limit our ability to use this data.

FDA AND FTC REGULATIONS ON ADVERTISING MAY BE BURDENSOME AND NEGATIVELY AFFECT OUR ABILITY TO PROVIDE SOME APPLICATIONS OR SERVICES, WHICH COULD LEAD TO HIGHER THAN ANTICIPATED COSTS OR LOWER THAN ANTICIPATED REVENUES.

     Complying with Food and Drug Administration and Federal Trade Commission regulations may be time consuming, burdensome and expensive and could negatively affect our ability to continue providing some applications or services, or to introduce new applications or services in a timely manner. This may result in higher than anticipated costs or lower than anticipated revenues. In addition, because part of our business involves direct-to-consumer advertising of prescription drugs, any increase in FDA or FTC regulation of these advertisements or the enforcement of these regulations or policies could make it more difficult for us to provide existing or future applications or services to our audience or obtain the necessary corporate sponsorship to do so.

     Any current or future regulatory requirements that the FDA or the FTC impose on us or our advertisers and sponsors could harm us by:

     - making it harder to persuade pharmaceutical, biotechnology and medical device companies to advertise or promote their products on our Web sites;

     - restricting our ability to continue to provide some of our services or content, or to introduce new services or content in a timely manner;

     - damaging our relationships with pharmaceutical, biotechnology and medical device companies, particularly if programs we recommend or endorse result in FDA or FTC enforcement action directed against us or these companies; or

     - making it more expensive and time-consuming to comply with new requirements.

     As a consequence of these harms, we might lose advertising or sponsorship revenue, spend significant amounts of our limited resources on regulatory experts in the area of FDA or FTC compliance, or receive adverse publicity that negatively affects share value. In addition to existing FDA and FTC regulation of advertising and promotion by pharmaceutical, biotechnology and medical device companies, our business faces a potential risk of increased FDA and FTC regulation of these activities in an online context. For more detailed information, see "Business -- Government Regulation of the Internet and Healthcare Industries."

CHANGES IN EXISTING REGULATORY REQUIREMENTS, OUR FAILURE TO COMPLY WITH CURRENT OR FUTURE REQUIREMENTS OR ADOPTION OF NEW REQUIREMENTS COULD INCREASE OUR COST OF DOING BUSINESS AND CAUSE OUR REVENUES TO DECLINE.

     We face potential FDA regulation of software that we develop for use on our Web sites. Some computer applications and software are considered medical devices and are subject to regulation by the FDA. While the FDA's policies regarding the regulation of software are evolving, based on the FDA's informal policy statements regarding the scope of its regulation of stand-alone software, we believe that our current and intended software applications are not subject to regulation as medical devices because they do not meet the statutory definition of a device. However, the FDA may take the view that some of our current or future applications or services do in fact meet the definition of a medical device and, therefore, are subject to regulation. If the FDA finds that our software is subject to regulation as a medical device, the applicable regulatory controls could include both premarket and postmarket requirements and the FDA might require us:

     - to obtain premarket clearance or approval of the medical device software from the FDA, which might include the conduct of supporting clinical trials or other studies;

     - to register ourselves as a medical device manufacturer and to list our devices with the FDA;

     - to create our software in compliance with the FDA design and manufacturing standards;

     - to permit the FDA to inspect our facilities and records; and

     - to make periodic reports to the FDA.

For more detailed information, see "Business -- Government Regulation of the Internet and Healthcare Industries."

INTERNET SALES MAY BECOME LESS DESIRABLE TO CONSUMERS IF THEY BECOME TAXABLE.

     The tax treatment of the Internet and e-commerce is currently unsettled and any legislation that substantially impairs the growth of e-commerce could seriously harm our revenues and prospects. A number of proposals have been made at the federal, state and local level and by some foreign governments that could impose taxes on the sale of goods and services and some other Internet activities. The Internet Tax Freedom Act of 1998 placed a three-year moratorium on selected types of federal, state and local taxation on Internet commerce. This moratorium expires on October 21, 2001. We cannot predict the effect of current attempts at taxing or regulating commerce over the Internet after the moratorium expires.

ONLINE SECURITY BREACHES COULD HARM OUR BUSINESS.

     Our security measures may not prevent security breaches. Substantial or ongoing security breaches on our system or other Internet-based systems could reduce user confidence in our Web sites leading to reduced usage and lower revenues. The secure transmission of confidential information over the Internet is essential in maintaining confidence in our Web sites and will be increasingly important as we expand our consumer-oriented offerings. Consumers generally are concerned with security and privacy on the Internet and any publicized security problems could inhibit the growth of the Internet and, therefore, our services.

     We will need to incur significant expense to protect and remedy against security breaches when we identify a significant business risk. Currently, we do not store sensitive information, like patient information or credit card information, on the site. When we launch services that require us to gather sensitive information, our security expenditures will increase significantly. We are in the process of moving our systems to an external server and site hosting facility operated by Exodus Communications. As part of this service, Exodus will provide various upgraded security features, including firewall protection.

     A party that is able to circumvent our security systems could steal proprietary information or cause interruptions in our operations. Security breaches could also damage our reputation and expose us to a risk of loss or litigation and possible liability. Our insurance policies carry low coverage limits, which may not be adequate to reimburse us for losses caused by security breaches. We also face risks associated with security breaches affecting third parties conducting business over the Internet.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about Medscape and our industry. We generally identify forward-looking statements in this prospectus using words like "believe," "intend," "expect," "may," "will," "should," "plan," "project," "contemplate," "anticipate" or similar statements. These statements are based on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these forward-looking statements involve risks and uncertainties. Medscape's actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, as more fully described in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus. Medscape undertakes no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                USE OF PROCEEDS

     After deducting estimated underwriting discounts and commissions and our estimated offering expenses, the net proceeds from the sale of the 6,750,000 shares of common stock in this offering are estimated to be approximately $47,729,000. The net proceeds will be approximately $54,425,000 if the underwriters' over-allotment option is exercised in full. The principal purposes of this offering are to:

     - obtain additional capital;

     - create a public market for our common stock;

     - enhance our ability to acquire other businesses, products or technologies; and

     - facilitate future access by us to public equity markets.

     We intend to use up to $30 million of the net proceeds to finance the payments due to AOL over the next two years, of which $10 million is due within 15 days after completion of this offering. We expect to use the balance of the net proceeds of this offering for general corporate purposes, including funding operating losses, working capital and capital needs. We also may use a portion of the net proceeds of this offering to acquire or invest in complementary businesses or technologies, although we have no present commitments or agreements with respect to any material acquisition or investment. Pending the application of the proceeds towards one of the above uses, we intend to invest the net offering proceeds in short-term, interest-bearing, investment-grade securities.

     The forgoing represents our present intentions based upon our present plans and business conditions. The occurrence of unforeseen events or changed business conditions, however, could result in the application of the proceeds of this offering in a manner other than as described in this prospectus.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock or other securities and we do not intend to pay any cash dividends with respect to our common stock in the foreseeable future. We intend to retain any earnings for use in the operation of our business and to fund future growth.

                                 CAPITALIZATION

     The following shows the cash and cash equivalents and capitalization of Medscape as of June 30, 1999 (1) on an actual basis, (2) as adjusted on a pro forma basis to give effect to the issuance of 7,397,208 shares of Class A Common Stock and 6,541,160 shares of Class B Common Stock to CBS and 1,000,000 shares of Class A Common Stock and 400,000 shares of Series E Preferred Stock in the NDC transaction, and (3) as adjusted on a pro forma basis to give effect to the sale of 6,750,000 shares of common stock offered by Medscape at the initial public offering price and the application of the estimated net proceeds as described in "Use of Proceeds," the authorization of 5,000,000 shares of preferred stock effective as of the closing of the offering, and the automatic conversion of Preferred and Class B Common Stock into Class A Common Stock and the redesignation of Class A Common Stock into Common Stock to occur upon the closing of this offering. The table should be read together with the financial statements and the related notes and the other information included elsewhere in this prospectus.

                                                                         AS OF JUNE 30, 1999
                                                              -----------------------------------------
                                                                            PRO FORMA
                                                                           FOR CBS AND       PRO FORMA
                                                               ACTUAL    NDC TRANSACTIONS   AS ADJUSTED
                                                                           (IN THOUSANDS)
Cash and cash equivalents...................................  $ 12,954      $  23,093        $  70,822
                                                              ========      =========        =========
Shareholders' equity:
    Series A Preferred Stock, par value $.01; 788,200 shares
      authorized, issued and outstanding (actual); 788,200
      shares authorized, issued and outstanding (pro forma);
      no shares authorized, issued or outstanding (pro forma
      as adjusted)..........................................         8              8               --
    Series C Preferred Stock, par value $.01 1,478,359
      shares authorized, issued and outstanding (actual);
      1,478,359 shares authorized, issued and outstanding
      (pro forma); no shares authorized, issued or
      outstanding (pro forma as adjusted)...................        15             15               --
    Series C-1 Preferred Stock, par value $.01; 932,401
      shares authorized, issued and outstanding (actual);
      932,401 shares authorized, issued and outstanding (pro
      forma); no shares authorized, issued or outstanding
      (pro forma as adjusted)...............................         9              9               --
    Series D Preferred Stock, par value $.01; 1,757,683
      shares authorized, issued and outstanding (actual);
      1,757,683 shares authorized, issued and outstanding
      (pro forma); no shares authorized, issued or
      outstanding (pro forma as adjusted)...................        17             17               --
    Series E Preferred Stock, par value $.01; no shares
      authorized, issued and outstanding (actual); 400,000
      shares authorized, issued and outstanding (pro forma);
      no shares authorized, issued or outstanding (pro forma
      as adjusted)..........................................        --              4               --
    Preferred Stock, par value $.01; no shares authorized,
      issued or outstanding (actual); no shares authorized,
      issued or outstanding (pro forma); 5,000,000 shares
      authorized, no shares issued or outstanding (pro forma
      as adjusted)..........................................        --             --               --
    Class A Common Stock, par value $.01; 27,500,000 shares
      authorized, 1,079,000 issued and outstanding (actual);
      35,897,208 shares authorized, 9,476,208 issued and
      outstanding (pro forma); no shares authorized, issued
      or outstanding (pro forma as adjusted)................        11             95               --
    Class B Common Stock, par value $.01; 15,000,000 shares
      authorized, 6,995,602.5 shares issued and outstanding
      (actual); 21,541,160 shares authorized, 13,536,762.5
      issued and outstanding (pro forma); no shares
      authorized, issued or outstanding (pro forma as
      adjusted).............................................        70            135               --

                                                                         AS OF JUNE 30, 1999
                                                              -----------------------------------------
                                                                            PRO FORMA
                                                                           FOR CBS AND       PRO FORMA
                                                               ACTUAL    NDC TRANSACTIONS   AS ADJUSTED
                                                                           (IN THOUSANDS)
    Common Stock, par value $.01; no shares authorized,
      issued and outstanding (actual), no shares authorized,
      issued or outstanding (pro forma); 100,000,000 shares
      authorized, 43,693,533 issued or outstanding (pro
      forma as adjusted)....................................        --             --              437
    Warrants................................................        85             85               85
    Additional paid-in capital..............................    36,223        212,209          259,784
    Treasury stock..........................................        (3)            (3)              (3)
    Notes receivable........................................      (628)          (628)            (628)
    Deferred compensation...................................    (2,550)        (2,550)          (2,550)
    Distribution of services................................        --       (153,360)        (153,360)
    Accumulated deficit.....................................   (13,790)       (13,790)         (13,790)
                                                              --------      ---------        ---------
         Total shareholders' equity.........................    19,467         42,246           89,975
                                                              --------      ---------        ---------
         Total capitalization...............................  $ 19,467      $  42,246        $  89,975
                                                              ========      =========        =========

The outstanding share information is based on our shares outstanding as of June 30, 1999. This information excludes:

     - 5,380,588 shares of common stock subject to options granted under our 1996 Stock Option Plan and outstanding as of June 30, 1999 at a weighted average exercise price of $1.29 per share; and

     - 14,887.5 shares of common stock reserved for issuance upon exercise of outstanding warrants at an exercise price of $0.004 per share.

     - 2,704,316 shares of common stock reserved for issuance upon exercise of two outstanding warrants issued to AOL, 1,352,158 shares of which under one warrant are at an exercise price of $10 and 1,352,158 shares of which under the other warrant are at an exercise price to be determined based upon the fair market value of our common stock at the future times that the warrant becomes exercisable.

                                    DILUTION

     Our net tangible book value as of June 30, 1999 was approximately $17 million, or $0.83 per share of common stock. Net tangible book value per share is equal to Medscape's total net tangible book value, which is total tangible assets less total liabilities, divided by the number of shares of common stock outstanding on that date. Dilution per share equals the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of shares of common stock offered by us in this offering. At an initial public offering price of $8.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and after the application of the estimated net proceeds from this offering, Medscape's pro forma net tangible book value as of June 30, 1999 would have been $64.8 million, or $2.38 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $1.55 per share and an immediate dilution to purchasers in this offering of $5.62 per share. The following table illustrates the per share dilution:

Initial public offering price...............................           $8.00
  Pro forma net tangible book value per share prior to this
     offering...............................................  $ .83
  Increase per share attributable to this offering..........   1.55
                                                              -----
Adjusted pro forma net tangible book value per share after
  this offering.............................................            2.38
                                                                       -----
Dilution per share to new investors(1)......................           $5.62
                                                                       =====

---------------
(1) Assuming the exercise in full of the underwriters' over-allotment option, the adjusted pro forma net tangible book value of Medscape at June 30, 1999 would have been approximately $2.55 per share, representing an immediate increase in net tangible book value of $1.72 per share to our existing stockholders and an immediate dilution in net tangible book value of $5.45 per share to purchasers in this offering.

     The following table illustrates, on a pro forma basis, as of June 30, 1999, the difference between (1) the number of shares of common stock purchased from Medscape, the total consideration paid and the average price per share paid or to be paid by existing stockholders, option holders, warrant holders and (2) by the purchasers in this offering at the initial public offering price of $8.00 per share and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                         SHARES PURCHASED       TOTAL CONSIDERATION
                                        OR TO BE PURCHASED       PAID OR TO BE PAID
                                       --------------------    ----------------------     AVERAGE PRICE
                                         NUMBER     PERCENT       AMOUNT      PERCENT       PER SHARE
Existing stockholders..............    20,420,775      40%     $ 31,548,369      11%         $ 1.54
Existing optionholders and warrant
  holders, other than AOL..........     5,395,475      11         7,028,763       3            1.30
Pro forma for Warrants issued to
  AOL..............................     2,704,316       5        24,338,844       8            9.00
Pro forma for CBS and NDC
  Transactions.....................    16,188,368      31       177,000,000      60           10.93
Purchasers in this offering........     6,750,000      13        53,664,000      18            7.95
                                       ----------     ---      ------------     ---          ------
          Total....................    51,458,934     100%     $293,579,976     100%         $ 5.70
                                       ==========     ===      ============     ===

     The discussion and table assume exercise of options outstanding under our 1996 Stock Option Plan as of June 30, 1999. As of June 30, 1999, there were options outstanding to purchase a total of 5,380,588 shares of common stock at a weighted average price of $1.29 per share and 14,887.5 shares issuable upon exercise of outstanding warrants with a weighted average exercise price of $0.004 per share. On September 3, 1999, we issued two warrants to AOL, one for 1,352,158 shares at an exercise price of $10 per share and the other for 1,352,158 shares at exercise prices per share to be determined based upon the fair market value of our common stock at the times the warrant becomes exercisable which, for purposes of this discussion and table, has been assumed to be $8.00 per share.

                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

     The following unaudited pro forma consolidated statements of operations present Medscape's consolidated results of operations for the year ended December 31, 1998, after giving effect to the Healthcare Communications Group, LLC acquisition and the other adjustments referred to below, in each case as if this transaction had occurred on January 1, 1998. The pro forma data does not give effect to this offering. The pro forma data is not necessarily indicative of the results that would have been achieved, nor is it indicative of Medscape's future results.

                                                                 HEALTHCARE
                                                               COMMUNICATIONS
                                              HISTORICAL         GROUP, LLC
                                              YEAR ENDED      JANUARY 1, 1998                      PRO FORMA
                                             DECEMBER 31,            TO            PRO FORMA       YEAR ENDED
                                                 1998         OCTOBER 27, 1998   ADJUSTMENTS(1)   DECEMBER 31,
                                           (AS RESTATED)(3)                                           1998
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
Revenues.................................     $   3,069            $2,585            $  --         $   5,654
                                              ---------            ------            -----         ---------
Operating expenses:
  Editorial, production, content and
     technology..........................         2,588             1,737               --             4,325
  Sales and marketing....................         2,357                --               --             2,357
  General and administration.............         1,987               868               --             2,855
  Depreciation and amortization..........           287                 9              110               406
                                              ---------            ------            -----         ---------
          Total operating expenses.......         7,219             2,614              110             9,943
                                              ---------            ------            -----         ---------
Loss from operations.....................        (4,150)              (29)            (110)           (4,289)
  Interest expense (income)..............          (249)               (2)              --              (251)
                                              ---------            ------            -----         ---------
Net loss.................................     $  (3,901)           $  (27)           $(110)        $  (4,038)
                                              =========            ======            =====         =========
Basic net loss per share(2)..............     $   (1.07)                                           $   (0.61)
Weighted average number of shares of
  common stock outstanding...............     3,636,558                                            6,628,100

---------------

(1) Adjustment represents amortization of goodwill for the 10 months ended October 27, 1998.

(2) We calculate loss per common share by dividing the loss attributable to common shares by the weighted average number of shares outstanding. We do not include outstanding common stock options and warrants in the loss per common share calculation, as their effect is anti-dilutive.

(3) As restated, see Note 14 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                       (IN THOUSANDS, EXCEPT SHARE DATA)

     Shown below are selected financial data for the nine months ended December 31, 1996 and for each of the years in the two year period ended December 31, 1998 and for the six month periods ended June 30, 1998 and 1999. The selected consolidated financial data presented below with respect to the nine months ended December 31, 1996 and for the years ended December 31, 1997 and 1998 (as restated) and the six month periods ended June 30, 1998 and 1999 have been derived from the financial statements appearing elsewhere in this prospectus. Deloitte & Touche LLP, independent auditors, have audited the consolidated financial statements for the nine months ended December 31, 1996 and two year period ended December 31, 1998. In our opinion the unaudited consolidated financial statements as of June 30, 1998 and 1999 and for the respective six month periods, have been prepared on the same basis as the audited financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six month periods ended June 30, 1998 and 1999 are not necessarily indicative of the results that may be expected for the full year. The information shown below is qualified by reference to and should be read together with the financial statements and their notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                   HISTORICAL
                                  ---------------------------------------------
                                  NINE MONTHS ENDED   YEARS ENDED DECEMBER 31,    SIX MONTHS ENDED JUNE 30,
                                    DECEMBER 31,      -------------------------   --------------------------
                                        1996            1997          1998           1998           1999
                                                                  (AS RESTATED)
                                                                       (2)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Revenues........................      $   1,015       $   1,522     $   3,069      $   1,078     $    4,930
                                      ---------       ---------     ---------      ---------     ----------
Operating expenses:
  Editorial, production, content
     and technology.............          1,182           1,790         2,588            853          3,916
  Sales and marketing...........            278           1,201         2,357            811          3,502
  General and administration....            830           1,823         1,987            793          2,664
  Depreciation and
     amortization...............             41             160           287             96            225
                                      ---------       ---------     ---------      ---------     ----------
          Total operating
            expenses............          2,331           4,974         7,219          2,553         10,307
                                      ---------       ---------     ---------      ---------     ----------
Loss from operations............         (1,316)         (3,452)       (4,150)        (1,475)        (5,377)
  Interest expense (income).....             28              12          (249)          (149)          (296)
                                      ---------       ---------     ---------      ---------     ----------
Net loss........................      $  (1,344)      $  (3,464)    $  (3,901)     $  (1,326)    $   (5,081)
                                      =========       =========     =========      =========     ==========
Basic loss per share(1).........      $   (0.66)      $   (1.26)    $   (1.07)     $   (0.47)    $    (0.71)
Weighted average number of
  shares of common stock
  outstanding...................      2,026,233       2,750,552     3,636,558      2,834,172      7,164,127

                                                   AS OF DECEMBER 31,             AS OF JUNE 30,
                                           -----------------------------------   ----------------
                                            1996      1997          1998          1998     1999
                                                              (AS RESTATED)(2)
CONSOLIDATED BALANCE SHEET DATA:

Current assets...........................  $   560   $4,294        $3,038        $5,922   $16,764
Working capital..........................   (1,570)   2,350         1,368         4,995    13,018
Total assets.............................      836    4,633         5,874         6,290    23,213
Stockholders' (deficit) equity...........   (1,294)   2,689         4,204         5,363    19,467

---------------

(1) We calculate loss per common share by dividing the loss attributable to common shares by the weighted average number of shares outstanding. We do not include outstanding common stock options and warrants in the loss per common share calculation as their effect is anti-dilutive.

(2) As restated, see Note 14 to the Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to, those described under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We operate Medscape.com, a healthcare Web site for physicians and allied healthcare professionals, such as pharmacists and nurses. To enhance and personalize the consumer experience, we plan to launch a separate consumer site, CBS.Medscape.com, in the third quarter of 1999 and to develop and launch several additional co-branded consumer sites in the fourth quarter of 1999 and the first quarter of 2000 under an agreement with America Online, Inc. Medscape, Inc. commenced operations in April 1996. In October 1998, we acquired Healthcare Communications Group, LLC, which operated a leading HIV Web site. In the first quarter of 1999, we acquired the trademarks and hired key employees of Bonehome.com, a leading orthopedic Web site, and CompuRx, Inc., a healthcare market research company serving pharmaceutical and other healthcare companies. The Bonehome.com and CompuRx transactions were not material to our financial statements. These transactions are consistent with our strategy to be the leading online information source for selected medical specialties and to broaden our revenue streams.

     Since our inception, we have derived substantially all of our revenues from advertising and sponsorships from pharmaceutical companies. We also generate revenues from our e-commerce partners who either provide us with a placement fee or a commission on sales of their products generated through our Web site. We offer banner advertising to third-party advertisers and generally guarantee delivery of a specified number of advertising impressions. We derive sponsorship revenues from the development of client-sponsored content, including modules on disease topics and editorial coverage of medical conferences. We expect our revenues to be seasonal due to the scheduling of major medical conferences.

     We recognize banner advertising revenues in the period that we display the advertisement, provided that no significant obligations remain and collection of the resulting receivable is probable. We recognize revenues from modules on a cost of completion basis and editorial coverage of medical conferences in the period in which the conference was held. We recognize revenues from e-commerce based on commissions when earned from our third-party partners or, in cases where third-party partners pay placement fees to us, over the life of the product placement. We generally invoice for our services at the inception of a project and record a receivable. Accordingly, our receivables have increased in connection with our increase in revenues and due to an increase in the number of large scale sponsored programs which have become a more prominent part of our business following our acquisition of Healthcare Communications Group, LLC.

     To date, we have incurred substantial costs to create and enhance our content, build brand awareness, develop our infrastructure and grow our business, and have yet to achieve significant revenue. As a result, we have incurred operating losses in each fiscal quarter since we were formed. We expect operating losses and negative cash flow to continue for the foreseeable future as we intend to significantly increase our operating expenses to grow our business. These costs could have an adverse effect on our future financial condition or operating results. We believe that period-to-period comparison of our financial results is not necessarily meaningful and you should not rely upon them as an indication of our future performance.

RESULTS OF OPERATIONS

RESTATEMENT

     Subsequent to the issuance of our 1998 Consolidated Financial Statements, our management determined that the valuation of Class B Common Stock and related options should be revised for Class B Common Stock and options issued after August 1, 1998. As a result, the 1998 Consolidated Financial Statements have been restated from the amounts previously reported to recognize additional stock based compensation expense of $257,109, deferred compensation of $715,436 and additional goodwill of $459,523 based upon the revised fair value of Class B Common Stock and options. Additional paid-in capital has also been increased by $1,432,068.

     A summary of the significant effects of the restatement is as follows:

                                                            AS PREVIOUSLY
AT DECEMBER 31, 1998:                                         REPORTED       AS RESTATED
Goodwill -- Net...........................................   $ 1,950,268     $ 2,409,791
Additional Paid-In Capital................................    12,726,241      14,158,309
Accumulated Deficit.......................................     8,451,914       8,709,023
Deferred Stock Compensation...............................            --         715,436

FOR THE YEAR ENDED                                          AS PREVIOUSLY
DECEMBER 31, 1998:                                            REPORTED       AS RESTATED
Editorial, Production, Content & Technology...............   $ 2,563,419     $ 2,588,353
Sales and Marketing.......................................     2,343,962       2,356,432
General and Administrative................................     1,774,649       1,987,183
Depreciation and Amortization.............................       279,528         286,699
Net Loss..................................................     3,643,510       3,900,619
Basic net loss per share..................................         $1.00           $1.07

REVENUE AND EXPENSE COMPONENTS

     The following descriptions of the components of revenues and expenses apply to the Comparison of Results of Operations:

     Revenues. Revenues consist primarily of sales of advertising banners and sponsorships for developing content for modules and medical conferences. Revenues also include commission revenues or placement fees from product sales, such as medical books, and market research services to pharmaceutical and other healthcare companies.

     Editorial, Production, Content and Technology. Product development expenses consist primarily of salaries, third-party content acquisition costs, the development of sponsored content and expenditures associated with maintaining and enhancing our Web site.

     Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions, advertising, promotions and related marketing costs.

     General and Administration. General and administration expenses consist primarily of salaries, facility costs and fees for professional services.

     Depreciation and Amortization. Depreciation expense reflects the charge for depreciation of capitalized fixed assets, including computer equipment, Web site servers and related equipment, and the amortization of office leasehold improvements. Additionally, this category includes goodwill amortization related to corporate acquisitions.

     Interest Expense/Income. Interest expense is related to loans that a related party provided to Medscape, which were fully repaid by the end of 1998. Interest income consists primarily of interest earned on cash and cash equivalents generated from private placements of equity securities.

     The following tables present, for the periods given, selected data from Medscape's statements of operations and this data as a percentage of net revenues. We have derived our statements of operations data for 1996, 1997 and 1998 periods from our audited financial statements. We have derived the statement of operations data for the first quarters of 1998 and 1999 from our unaudited financial statements which, in our opinion, have been prepared on substantially the same basis as the audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information. This information should be read together with the financial statements and their notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

                                                      HISTORICAL
                                           --------------------------------
                                           NINE MONTHS       YEAR ENDED       SIX MONTHS ENDED
                                              ENDED         DECEMBER 31,          JUNE 30,
                                           DECEMBER 31,   -----------------   -----------------
                                               1996        1997      1998      1998
                                                                 (AS RESTATED)           1999
                                                              (IN THOUSANDS)
Revenues.................................    $ 1,015      $ 1,522   $ 3,069   $ 1,078   $ 4,930
                                             -------      -------   -------   -------   -------
Operating Expenses:
     Editorial, production, content and
       technology........................      1,182        1,790     2,588       853     3,916
     Sales and marketing.................        278        1,201     2,356       811     3,502
     General and administration..........        830        1,823     1,987       793     2,664
     Depreciation and amortization.......         41          160       288        96       225
                                             -------      -------   -------   -------   -------
          Total operating expenses.......      2,331        4,974     7,219     2,553    10,307
                                             -------      -------   -------   -------   -------
Loss from operations.....................     (1,316)      (3,452)   (4,150)   (1,475)   (5,377)
     Interest expense (income)...........         28           12      (249)     (149)     (296)
                                             -------      -------   -------   -------   -------
Net loss.................................    $(1,344)     $(3,464)  $(3,901)  $(1,326)  $(5,081)
                                             =======      =======   =======   =======   =======

                                                       HISTORICAL
                                             ------------------------------
                                             NINE MONTHS      YEAR ENDED      SIX MONTHS ENDED
                                                ENDED        DECEMBER 31,         JUNE 30,
                                             DECEMBER 31,   ---------------   ----------------
                                                 1996        1997     1998     1998
                                                                 (AS RESTATED)          1999
                                                             (IN PERCENT)
Revenues....................................     100.0%      100.0%   100.0%   100.0%    100.0%
                                                ------      ------   ------   ------   -------
Operating expenses:
     Editorial, production, content and
       technology...........................     116.5       117.6     84.3     79.1      79.5
     Sales and marketing....................      27.4        78.9     76.8     75.2      71.0
     General and administration.............      81.8       119.8     64.7     73.6      54.0
     Depreciation and amortization..........       4.0        10.5      9.4      8.9       4.6
                                                ------      ------   ------   ------   -------
          Total operating expenses..........     229.7       326.8    235.2    236.8       209
                                                ------      ------   ------   ------   -------
Loss from operations........................    (129.7)     (226.8)  (126.8)  (136.8)   (109.1)
     Interest expense (income)..............       2.8         0.8     (8.1)    13.8      (6.0)
                                                ------      ------   ------   ------   -------
Net loss....................................    (132.4)%    (227.6)% (118.7)% (123.0)%  (103.1)%
                                                ======      ======   ======   ======   =======

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1998 AND 1999

     Revenues and operating expenses for the first half of 1999 include Healthcare Communications Group, which we acquired in October 1998.

     Revenues. Revenues increased 357% from $1.1 million for the six months ended June 30, 1998 to $4.9 million for the six months ended June 30, 1999. The increase in revenues was driven by the inclusion of Healthcare Communications Group revenues during the first six months of 1999 and an increase in the number of advertisers and sponsors on our Web site. Advertising and sponsorship revenues, for both comparison periods, comprise more than 95% of total revenues.

     Editorial, Production, Content and Technology. Product development expenses increased 359% from $853,000 for the six months ended June 30, 1998 to $3.9 million for the six months ended June 30, 1999. The increase in costs was primarily due to increased variable costs related to the development of sponsored content and costs associated with expanding and enhancing editorial content and the functionality of our Web site.

     Sales and Marketing. Sales and marketing expenses increased 332% from $811,000 for the six months ended June 30, 1998 to $3.5 million for the six months ended June 30, 1999. The increase in costs was primarily due to increased costs related to the continued development and implementation of our marketing and branding campaigns and additional sales and marketing personnel.

     General and Administration. General and administration expenses increased 236% from $793,000 for the six months ended June 30, 1998 to $2.7 million for the six months ended June 30, 1999. The increase in costs was primarily a result of expenses related to increased personnel and other employee compensation expenses, professional service fees and facility expenses necessary to support our growth.

     Depreciation and Amortization. Depreciation and amortization expenses increased 134% from $96,000 for the six months ended June 30, 1998 to $225,000 for the six months ended June 30, 1999. The increase in costs was attributable to increased purchases of fixed assets and amortization of goodwill related to the Healthcare Communications Group acquisition in October 1998.

     Interest Expense/Income. Net interest income for the six months ended June 30, 1999 was $296,000 compared to $149,000 for the six months ended June 30, 1998. The higher interest income was due to a higher average of net cash and cash equivalents balance as a result of our issuance of preferred stock in March 1999.

     Income Taxes. As of June 30, 1999, Medscape had federal net operating loss carryforwards of approximately $13.7 million which will be available to reduce future taxable income. The federal net operating loss carryforwards expire beginning in 2011 through 2019. A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties regarding the realization of the asset due to our lack of earnings history.

COMPARISON OF YEARS ENDED DECEMBER 31, 1997 AND 1998

     Operating results for the year ended December 31, 1998 include the results of Healthcare Communications Group, which we acquired in October 1998.

     Revenues. Revenues increased 102% from $1.5 million for the year ended December 31, 1997 to $3.1 million for the year ended December 31, 1998. The increase in revenues was driven by the inclusion of Healthcare Communications Group revenues for November and December 1998 and an increase in the number of advertisers and sponsors on our Web site. Advertising and sponsorship revenues, for both comparison periods, comprise more than 98% of total revenues.

     Editorial, Production, Content and Technology. Product development expenses increased 45% from $1.8 million for the year ended December 31, 1997 to $2.6 million for the year ended December 31, 1998. The increase in costs was primarily due to increased variable costs associated with the development of sponsored content as well as from additional editorial, production and technology personnel.

     Sales and Marketing. Sales and marketing expenses increased 96% from $1.2 million for the year ended December 31, 1997 to $2.4 million for the year ended December 31, 1998. The increase in costs was primarily due to the expansion of our sales force and client services staff and costs related to marketing and branding campaigns.

     General and Administration. General and administration expenses increased 9% from $1.8 million for the year ended December 31, 1997 to $2.0 million for the year ended December 31, 1998. The increase in costs was primarily due to the hiring of several senior managers and related recruitment fees and increased support costs in line with the increase in our number of personnel.

     Depreciation and Amortization. Depreciation and amortization expenses increased 80% from $160,000 for the year ended December 31, 1997 to $288,000 for the year ended December 31, 1998. The increase in costs was largely attributable to increased purchases of fixed assets and amortization of goodwill resulting from the Healthcare Communications Group acquisition in October 1998.

     Interest Expense/Income. Net interest expense for the year ended December 31, 1997 was $12,000. Net interest income for the year ended December 31, 1998 was $249,000. The improvement was due to higher average net cash and cash equivalents balances as a result of the issuance of preferred stock at the end of 1997 and in 1998, as well as the payment in full of all outstanding loans in 1998.

COMPARISON OF NINE MONTHS ENDED DECEMBER 31, 1996 AND YEAR ENDED DECEMBER 31,
1997

     Revenues. Revenues increased 50% from $1.0 million for the period from April 1, 1996, when we commenced operations, to December 31, 1996 to $1.5 million, for the year ended December 31, 1997. The increase in revenues was driven primarily by an increase in the number of advertisers and sponsors on our Web site and the inclusion of twelve months of revenues for the year ended December 31, 1997 versus nine months for the prior period. Advertising and sponsorship revenues, for both comparison periods, comprise more than 99% of total revenues.

     Editorial, Production, Content and Technology. Product development expenses increased 51% from $1.2 million for the nine months ended December 31, 1996 to $1.8 million for the year ended December 31, 1997. The increase in costs was primarily due to increased number of personnel required to develop our core product offerings and the inclusion of twelve months of costs for the year ended December 31, 1997 versus nine months for the prior period.

     Sales and Marketing. Sales and marketing expenses increased 332% from $278,000 for the nine months ended December 31, 1996 to $1.2 million for the year ended December 31, 1997. The increase in costs was primarily due to increased sales and marketing personnel and promotional costs and inclusion of twelve months of costs for the year ended December 31, 1997 versus nine months for the prior period.

     General and Administration. General and administration expenses increased 120% from $830,000 for the nine months ended December 31, 1996 to $1.8 million for the year ended December 31, 1997. The increase in costs was primarily a result of non-recurring items in 1997, including service fees paid to a related party and the twelve month period versus nine months of operations.

     Depreciation and Amortization. Depreciation and amortization expenses increased 290% from $41,000 for the nine months ended December 31, 1996 to $160,000 for the year ended December 31, 1997. The increase in costs was primarily attributable to increased purchases of fixed assets and the inclusion of twelve months of costs for the year ended December 31, 1997 versus nine months for the prior year.

     Interest Expense/Income. Interest expense for the nine months ended December 31, 1996 was $28,000 as compared with $12,000 for the year ended December 31, 1997. We earned income on net cash and cash equivalents balances from the issuance of preferred stock offset by interest paid, at commercial rates, on a loan to Medscape.

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception, we have largely financed our operations through the private placement of equity securities and, to a lesser extent, from revenues generated from advertising and sponsorship sales and loans received from a related party.

     Net cash used in operating activities was $80,000, $3.6 million and $4.2 million for the period from April 1, 1996 through December 31, 1996 and for the years ended December 31, 1997 and 1998, respectively. Net cash used in operating activities for the six months ended June 30, 1999 was $4.4 million. Cash used in operating activities from April 1, 1996 through June 30, 1999 was attributable to funding net operating losses and increases in accounts receivable and prepaid expenses, which were partially offset by increases in deferred revenues, accrued expenses and accounts payable.

     Net cash used in investing activities was $318,000, $222,000 and $1.5 million for the period from April 1, 1996 through December 31, 1996 and for the years ended December 31, 1997 and 1998, respectively. Net cash used in investing activities for the six months ended June 30, 1999 was $3.8 million. Cash used in investing activities for the six months ended June 30, 1999 related primarily to the investment in Softwatch.

     Cash provided by financing activities was $597,000, $7.3 million and $3.6 million for the period from April 1, 1996 through December 31, 1996 and for the years ended December 31, 1997 and 1998, respectively. For the six months ended June 30, 1999, gross proceeds provided by financing activities were $19.6 million.

     As of June 30, 1999, the primary source of liquidity for Medscape was $13 million of cash and cash equivalents. As of this date, we had no bank credit facility.

     We expect to incur significantly higher costs, particularly content creation costs and sales and marketing costs to grow our business. For 1999, we expect total marketing costs, and related capital expenditures, to be approximately $30 million. We plan to launch CBS.Medscape.com, our separate consumer site, in the third quarter of 1999, and our AOL co-branded consumer sites in the fourth quarter of 1999 and first quarter of 2000. CBS.Medscape.com and the AOL co-branded sites will provide consumer-oriented information organized by health topic and offer community features and interactive healthcare information programs. A large portion of our promotional expenditures for our consumer sites will be funded through the approximately $150 million in advertising and promotion to be provided by CBS.

     On June 15, 1999, we entered into a License and Web Site Development Agreement with Softwatch Ltd., an Israeli company, and its U.S. subsidiary, Softwatch, Inc., under which we licensed software from Softwatch to support our consumer site and to provide ongoing support services for our consumer site. At the same time we purchased 1,040,170 Series A Preferred Shares of Softwatch Ltd., an Israeli company, for $2,999,954.

     We believe that the net proceeds from this offering, together with current cash and cash equivalents and any cash generated from operations, will be sufficient to meet anticipated cash needs for working capital and capital expenditures for at least the next 12 months following the offering. However, if during or following that period we are not successful in generating sufficient cash flow from operations or in raising additional capital when required in sufficient amounts and on terms acceptable to us, these failures could have a material adverse effect on our business, results of operations and financial condition. If we raise additional funds through the issuance of equity securities, the percentage ownership of our then current stockholders would be reduced.

SUBSEQUENT FINANCING EVENTS

     On August 4, 1999, we entered into a strategic development and marketing agreement with National Data Corporation, an electronic data interchange and data management company for medical practices. As part of this transaction, NDC invested $10 million cash in Medscape, and has agreed, over the three year term of the agreement, to provide $10 million in licensing and promotional value and credits against future commission and product purchase amounts due by us to NDC. $6,000,000 will be expensed as used over the three-year life of the agreement, commencing August 4, 1999 and terminating August 31, 2002. In addition, the license fee of $4,000,000 will be amortized on a straight line basis over the life of the agreement. Under the agreement, NDC received 1,000,000 shares of our Class A Common Stock and 400,000 shares of our Series E Preferred Stock. The 400,000 shares of Series E Preferred Stock will convert into 1,250,000 shares of our common stock upon the completion of this offering. In accordance with instructions by NDC, 25,000 of the 1,000,000 shares of Class A Common Stock and 10,000 of the 400,000 shares of Series E Preferred Stock were delivered to NDC's financial advisor in the transaction, Lazard Freres & Co., LLC.

     On August 3, 1999, we entered into agreements with CBS Corporation under which, during the next seven years, we will receive approximately $150 million in advertising and promotion in the United States and a license to the "CBS" trademark and "Eye" design and selected health-related news content in exchange for 7,397,208 shares of our Class A Common Stock and 6,541,160 shares of our Class B Common Stock, which will represent approximately 32% of our outstanding capital stock upon completion of this offering.

     On September 3, 1999, we entered into an agreement with America Online, Inc., under which AOL has agreed, among other things, to deliver to us a guaranteed number of impressions. In addition, we will develop separate co-branded Web sites on AOL, AOL.com, CompuServe Service and Netscape Netcenter and Digital City, which are AOL properties. In exchange, we have paid AOL $3 million and will pay an additional $30 million over the next two years. These amounts will be charged to earnings over the three-year life of the contract. In addition, we granted AOL two seven-year warrants, each to purchase up to 1,352,158 shares of our Class A Common Stock. One of the warrants is fully vested now and has an exercise price of $10 per share. The other warrant will vest over a three-year period based on AOL meeting specified performance requirements and will have exercise prices equal to the fair market value of our common stock at the times the warrant becomes exercisable. Each warrant has a value of approximately $2,530,000 as determined using the Black Scholes option pricing model. The value of the fully vested warrant will be charged to earnings over the three-year AOL contract period and the warrant that vests over three years will be charged to earnings adjusted variably over the vesting period.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components. We have no elements of comprehensive income; we operate in one segment in the United States.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which establishes accounting and reporting standards for derivative instruments and hedging activities for our year ended December 31, 2001. Generally, it requires that a entity recognize all derivatives as either an asset or liability and measure those instruments at fair value, as well as identify the conditions for which a derivative may be specifically designated as a hedge. We currently do not have any derivative instruments and we do not engage in any hedging activities.

     During 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Policy No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement is applicable to our 1999 financial statements and will require us to capitalize various payroll and payroll-related costs and other costs that are directly related to the development of some of our systems. Amortization of these costs will be over the life of the systems.

YEAR 2000

     Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field and cannot reliably distinguish dates beginning on January 1, 2000 from dates prior to the year 2000. Many software and computer systems used by companies and governmental agencies may need to be upgraded or replaced in order to correctly process dates beginning in 2000 and comply with Year 2000 requirements.

     We are conducting a comprehensive review of both information technology and non-information systems to ensure that they are, or prior to the end of 1999 will be, Year 2000 compliant. Significant information technology systems include our production system, composed of the servers, networks and software that comprise the underlying technical infrastructure that runs our business, and various internal office systems. Our significant non-information technology systems include the telephone systems, air conditioning and security system. Our Year 2000 review project includes the following phases:

     - conducting a comprehensive inventory of our internal systems and the systems acquired or to be acquired by us;

     - assessing and prioritizing any required remediation;

     - remediating any problems by repairing or, if appropriate, replacing the non-compliant systems; and

     - testing all remediated systems for Year 2000 compliance.

     With the exception of one element of our production system, which is in remediation stage now, all other elements of our information technology systems have been certified as Year 2000 compliant. We expect to complete remediation for the one outstanding element by October 31, 1999. We are in the process of completing our testing and review of all non-information technology systems and expect to complete this work by the early part of the fourth quarter.

     Based upon the results of our review to date, it appears that there are no significant Year 2000 issues within our systems that would have a negative effect on our ability to conduct business.

     In addition to assessing the readiness of our systems, we have gathered information from, and have directly communicated through written correspondence, telephone calls and in face-to-face meetings with our third-party systems and software vendors, as well as other suppliers, to identify and, to the extent possible, resolve issues involving the Year 2000 problem. Based on representations made to us by applicable suppliers, we believe that the third-party software and systems that are material to our business are Year 2000 compliant. We have approximately six major vendors with whom we have met and/or corresponded to determine Year 2000 issues and appropriate compliance. However, we have limited or no control over the actions of our third-party suppliers. Thus, while we expect that we will be able to resolve any significant Year 2000 problems with our systems, we cannot guarantee that our third-party suppliers will resolve all Year 2000 problems with their systems before the occurrence of a material disruption to our business. Any failure of material third-party suppliers to resolve Year 2000 problems with their systems in a timely manner would have a negative effect on our ability to conduct business.

     To date, we have spent an immaterial amount on Year 2000 compliance issues but expect to incur approximately an additional $50,000 in connection with evaluating and addressing these issues. We expect to pay for these expenses from our working capital. Most of our expenses have related to operating costs associated with the time spent by employees and consultants in the evaluation process and Year 2000 compliance matters generally. These expenses, if higher than anticipated, could have a negative effect on our financial condition.

     We have identified and expect to resolve by October 31, 1999 all Year 2000 problems that could materially adversely affect our business, financial condition or operating results. We cannot assure you, however, that we will achieve full Year 2000 compliance before the end of 1999. A failure of our computer systems or the failure of our suppliers or customers to effectively upgrade their software and systems for transition to the year 2000 could have a material adverse effect on our business, financial condition and results of operations.

     In addition, we cannot be certain that governmental agencies, utility companies, Internet access companies, third-party service providers and others outside of our control will be Year 2000 compliant. The failure by these entities to be Year 2000 compliant could result in a systemic failure beyond our control, such as a prolonged Internet, telecommunications or electrical failure, that could prevent us from delivering our services to our customers, decrease the use of the Internet or prevent users from accessing our Web site, any of which could have a material adverse effect on our business, financial condition and results of operations.

     We completed an acquisition during 1998 and are finalizing the integration of the systems of the acquired business into our operations. Those systems are included in our Year 2000 review. For any other acquisitions that we may complete prior to the end of 1999, we will evaluate the extent of the Year 2000 problems associated with the potential acquisitions and the cost and timing of remediation. This work will be done as part of the due diligence process as well as post-acquisition integration. We cannot assure you, however, that the systems of any acquired business will be Year 2000 compliant when we acquire them or will be capable of timely remediation.

     As discussed above, we are engaged in an ongoing Year 2000 assessment and have not yet developed any contingency plans. We will take the results of our assessment into account in determining the nature and extent of any contingency plans. We have established a contingency plan to remedy issues for a key element of our production system. If the planned remediation is not successful by the end of the third quarter of 1999, we will execute the contingency plan. This plan will involve outsourcing the service and could be implemented within a reasonable time frame.

                                    BUSINESS

MEDSCAPE

     We operate Medscape.com, a healthcare Web site targeted at physicians and allied healthcare professionals, such as pharmacists and nurses. Our Web site is a valuable resource that enables our members to make better informed healthcare decisions. We provide comprehensive, authoritative and timely medical information, including original proprietary articles written for us by renowned medical experts. We supplement our medical content with a variety of non-medical information, community features and interactive programs that make Medscape.com a full-service professional healthcare destination site. We plan to launch our separate consumer site, CBS.Medscape.com, in the third quarter of 1999. We have also entered into a strategic relationship with America Online, Inc. under which we have agreed to develop new versions of our consumer site which will be co-branded with AOL. We expect to launch our AOL co-branded sites in the fourth quarter of 1999 and the first quarter of 2000. As of June 30, 1999, Medscape.com had more than 1,200,000 registered members worldwide, including over 210,000 registered as physicians, 600,000 registered as allied healthcare professionals and 400,000 registered as consumers. Our registered member base allows us to provide pharmaceutical, healthcare and other consumer product companies with direct access to their target audiences.

     Medscape.com is currently organized by medical specialty area, such as oncology and cardiology, to make it easier for our members to access the information most relevant to them. Our medical content and interactive programs assist medical professionals in keeping abreast of medical advances. Our original, exclusive and proprietary content includes such innovative features as next day summaries of major medical conferences and online, peer-reviewed medical journals. We also provide proprietary interactive programs that test a medical professional's diagnostic skills and understanding of recent medical developments. We provide access to extensive online medical databases and what we believe is one of the Web's largest collection of free, peer-reviewed, full-text medical articles. In addition, we offer physicians the opportunity to earn continuing medical education credits that are required by most states' licensing boards. Through our strategic relationship with National Data Corporation, a leading provider of healthcare information services and electronic commerce solutions, we will integrate selected clinical data interchange and data management services provided by NDC into Medscape.com. We will also serve as the principal content provider to NDC's physician practice management system and be an online distributor of some of NDC's other online clinical products.

     We believe our current consumer members view Medscape.com as a trusted source of healthcare information because of our high-quality content and our credibility with physicians. To enhance and personalize the consumer experience, we plan to launch our consumer site, CBS.Medscape.com, and several newly developed AOL co-branded consumer sites. We have entered into a strategic relationship with CBS Corporation under which our CBS.Medscape.com consumer site will be the exclusive Internet healthcare site integrated into CBS News programming and, with the AOL co-branded consumer sites, will be promoted on CBS media properties. Our AOL co-branded consumer sites will appear and be promoted, through contextual links and banners, on AOL, AOL.com, CompuServe Service, Netscape Netcenter and Digital City, all of which are AOL properties. AOL will guarantee a minimum number of impressions, which means a user seeing a screen with a link to one of our co-branded sites. We will design our consumer sites to help consumers make better informed healthcare decisions and to simplify management of their healthcare needs. Our consumer sites will provide personalized, authoritative medical content written for the consumer, access to our professional content on Medscape.com and interactive health management tools, such as health diaries. All visitors to our consumer sites will be able to access our general content and features. However, visitors will be required to register as members in order to have full access to all the content and features of our consumer sites.

     Medscape was incorporated in New York in March 1996 and commenced operations in April 1996. Medscape was reincorporated in Delaware in December 1998. In October 1998, we purchased Healthcare Communications Group, which operated a leading HIV Web site.

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

INDUSTRY BACKGROUND

     THE INTERNET

     The Internet has emerged as a global medium for communications, news, information and commerce. International Data Corporation estimates that the number of Web users worldwide will increase from approximately 97 million at the end of 1998 to 320 million by the end of 2002. IDC also estimates that the number of Web users in the United States will increase from approximately 52 million at the end of 1998 to 136 million by the end of 2002. A number of factors drive the Internet's continued growth, including the large and growing installed base of personal computers, a rapidly expanding and improving Internet delivery infrastructure and an explosion of content and commerce offerings on the Web.

     The Internet allows content delivery in a manner not possible through traditional broadcast and print media. These traditional media can have large audiences but generally are limited to a specific geographic area, can deliver only limited content and are not effective for distributing detailed information quickly. The Internet is distinct from traditional media in that it offers immediate access to dynamic and interactive content and enables instantaneous communication among users. As a result, the Internet has become an important alternative to traditional media, enabling users to seek current information and to communicate with one another. These characteristics, combined with the fast growth of the Internet, have created a powerful, rapidly expanding direct marketing and sales channel. Advertisers can target very specific demographic groups, measure the effectiveness of advertising campaigns and quickly revise them in response to the prompt feedback allowed by the Internet's technology.

     As users increasingly rely on the Internet for their information needs, they have sought more detailed content on a wide variety of specific subjects. Utilizing subject-specific sites, users can find information on selected topics quickly, easily and cost effectively, making these sites a very attractive resource for users. In addition to offering detailed and comprehensive content, many of these subject-specific sites have developed online communities that allow users to communicate with each other and to engage in other interactive activities. We believe these community features are attractive to users who want to express themselves and who seek to interact with other users who have similar interests.

     RELEVANT DYNAMICS IN THE HEALTHCARE INDUSTRY

     Healthcare is the largest sector of the U.S. economy, accounting for approximately $1 trillion in annual spending. As the focal point of the healthcare delivery system, the approximately 620,000 prescribing physicians in the United States directly or indirectly influence approximately 80% of the $1 trillion in annual expenditures. This makes physicians attractive marketing targets for pharmaceutical companies, medical device manufacturers and other healthcare companies. According to IMS Health, in 1998, pharmaceutical companies spent over $10 billion on promotional and educational activities targeting physicians in the United States. According to Scott-Levin, approximately $5.7 billion of these expenditures were on 59 million face-to-face product details, a process in which a sales representative explains to a physician the therapeutic benefits and adverse effects of new or existing drugs. This amount represents an increase of 14.6% over 1997 detailing expenditures. In addition, pharmaceutical companies spent approximately $1.9 billion on medical journal print advertising, promotional meetings and events.

     Continuing changes in the healthcare industry, including the increasing adoption of managed care plans and the need to keep informed about rapidly emerging medical and pharmaceutical therapies, are placing increasing pressures on physicians' time. Physicians must keep abreast of the latest developments within their medical specialty to provide their patients with the best possible care and to meet continuing medical education requirements. There is a vast flow of information from many sources, including traditional medical journals, medical textbooks, industry conferences and other trade literature. The sheer volume of medical information and the time constraints that physicians face make it extremely difficult for them to stay current and to quickly and efficiently access the information most relevant to their practice. We believe that physicians value services that allow them to easily find and manage information they are seeking.

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

     Consumers are taking a more active role in seeking information sources on health and wellness topics and educating themselves on available treatment options. This trend is driven by the proliferation of new therapies and the increased oversight of treatment options by payors. Traditional media have sought to meet this demand for consumer-oriented healthcare information by introducing magazines focused on health and wellness and by increasing news coverage of healthcare-related issues. We believe that consumers, like physicians, value a comprehensive healthcare site with high-quality content, community features and interactive programs that help them make better informed healthcare decisions and simplify management of their healthcare needs.

     Pharmaceutical, medical device and other healthcare companies recently have increased their efforts to influence consumer behavior with targeted advertising and promotions. This trend has been influenced in part by new guidelines for direct-to-consumer advertising of pharmaceuticals issued by the U.S. Food and Drug Administration in August 1997. As a result, according to Scott-Levin, pharmaceutical companies spent an estimated $1.3 billion on direct-to-consumer advertising for prescription drugs in 1998, an increase of 30% over 1997.

     CONVERGENCE OF THE INTERNET AND THE HEALTHCARE INDUSTRY

     The Internet is an effective medium for accessing timely and relevant medical information. Health and medical information is a rapidly growing area of interest on the Internet. According to Cyber Dialogue, one-third of all Web users in the United States use the Internet to locate healthcare information, half of whom are searching for information on a specific disease or health condition.

     Physicians are using the Internet as a valuable source of the latest medical information. According to a June 1998 PERQ/HCI report, over 52% of physicians accessed medical information online, up from 37% in the prior year. The Internet allows physicians to access, at their convenience, recent healthcare articles and reports, link to authoritative medical databases and earn continuing medical education credits.

     Consumers are also using the Internet to find information that will enable them to better understand and manage their own, their family's and their friends' healthcare needs and to interact with other users who have similar healthcare interests. According to Cyber Dialogue, during the 12-month period ending June 1998, approximately 17 million adults in the United States searched online for health and medical information. It is estimated that this number will grow to over 33 million by 2000. We believe that community features are particularly important to healthcare consumers, because medical information is often complex and intimidating, and consumers value communication, information and testimonials from peers who share similar health concerns. According to Cyber Dialogue, 70% of consumers who access healthcare information on the Internet feel more empowered to make healthcare decisions. In addition, approximately 50% of such consumers make offline purchases after seeking information on the Internet. Cyber Dialogue also reports that Web users seeking healthcare information are typically better educated, have higher household incomes and are more experienced with the Internet than the general population of Internet users.

THE MEDSCAPE SOLUTION

     Medscape.com is a healthcare destination site that provides medical professionals and consumers with comprehensive, authoritative and timely medical information and interactive programs. We believe Medscape.com is positioned to help users make better informed healthcare decisions and change the way people access information and communicate about healthcare.

     We believe the following factors drive our success:

     We provide high-quality, timely and original medical information. We provide high-quality, timely and original content on important healthcare trends and disease topics. Using the real-time publishing capabilities of the Internet, we can deliver this content to our audience faster and more cost effectively than traditional print media, which is limited by publication schedules and physical distribution. Many of our articles are written by industry-leading medical experts and are peer-reviewed by other physicians to insure they meet the highest standards of medical integrity. Our experienced editorial staff is headed by Medscape's Editor in

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

Chief, Dr. George D. Lundberg, who was the Editor of the prestigious Journal of the American Medical Association for 17 years. We supplement our extensive original content with one of the Web's largest collections of free, peer-reviewed, full-text medical articles, one of the Web's most extensive libraries of continuing medical education accredited programs, and under our agreement with Hearst Corporation, third-party Web access to the National Drug Data File, a leading drug and disease database of Hearst Corporation's First DataBank. Our medical specialty areas are carefully designed and their features are regularly updated by our editorial and quality control staff.

     Our sites are well organized and easy-to-use. We design our Web sites to meet the needs of our members in a personalized and easy-to-use manner. We organize our professional information on Medscape.com by medical specialty area, the way physicians practice, and we plan to organize CBS.Medscape.com and our related AOL co-branded sites by health topic like diabetes and asthma. In addition to high-quality medical content, our consumer site will provide community features and interactive programs to help consumers make better informed healthcare decisions and to simplify management of their healthcare needs. Unlike many other healthcare Web sites, by including content from our professional site at CBS.Medscape.com and our related AOL co-branded sites, we will allow consumers to access the same high-quality medical information as physicians.

     We provide our clients with cost-effective access to our audience. Our membership registration profiles give us the ability to segment our audience based on their medical specialty or healthcare interest. In addition, our proprietary membership profile and traffic database enables us to provide advertising and sponsored content targeted to the specific profile our clients seek to reach. Medscape.com also offers online programs that complement many of the pharmaceutical companies' off-line promotional and educational efforts. For example, we expand the audience of sponsored medical conferences by making next-day summaries of the proceedings available to members who were unable to attend. In addition, we believe Medscape.com creates and our consumer sites will create an attractive e-commerce environment for health-related products because they will have a large audience with a focused interest on healthcare issues and related products.

     We have a strategic relationship with CBS. We believe that our strategic relationship with CBS will position our consumer Web site, CBS.Medscape.com, and our related AOL co-branded sites, as preeminent branded sources of consumer-oriented health and wellness information on the Web. We will receive approximately $150 million in advertising and promotion across all CBS media properties and a license to the "CBS" trademark and "Eye" design and selected health-related news content during the next seven years in exchange for 7,393,208 shares of our Class A Common Stock and 6,541,160 shares of our Class B Common Stock, which will represent approximately 32% of our outstanding capital stock upon completion of this offering. We believe that CBS's equity stake in us aligns CBS's incentives with ours in building consumer traffic for CBS.Medscape.com. and the AOL co-branded sites.

     We have a strategic relationship with AOL. We have entered into a strategic relationship with America Online, Inc. under which AOL has agreed to promote, through contextual links and banners, new versions of our consumer site to be developed and co-branded with AOL. Under the Agreement, we are obligated to pay AOL $33 million over a 24-month period and have issued to AOL warrants to purchase up to 2,704,316 shares of our common stock. We believe that this promotion by AOL and our association with AOL brands will greatly enhance recognition of our brand and consumer traffic on our Web sites.

GROWTH STRATEGY

     Our objective is to operate the premier online healthcare destination Web sites where physicians, allied healthcare professionals and consumers find reliable and comprehensive information that enables them to make better and more informed medical and health decisions. We believe we are positioned to become a preferred online advertising medium and e-commerce partner in the healthcare sector. We intend to achieve this objective by pursuing the following strategies:

     Strengthening the Medscape Brands. We intend to establish Medscape.com as the leading single brand for online professional healthcare information and CBS.Medscape.com, and our related AOL co-branded

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

sites, as the leading brands for online consumer healthcare information. We believe that strengthening our brand awareness is critical to attracting and retaining members, advertisers, sponsors and strategic partners. We plan to pursue an aggressive brand development strategy through strategic distribution relationships, online and off-line advertising, promotions, media coverage and word-of-mouth support. We believe our brand visibility will significantly benefit from promotion on CBS and AOL properties.

     Expanding and Enhancing Our Content. We intend to expand the content on both our professional and consumer sites by adding new medical specialty areas, enlarging our editorial staff and utilizing our extensive relationships with leading medical experts. We intend to enhance the consumer experience by adding consumer-oriented health condition and general health and wellness information, community features and interactive programs that take advantage of our credibility with medical professionals and our existing professional medical specialty content.

     Growing Membership. We intend to grow our medical professional membership and increase the frequency and length of their visits to our site by establishing Medscape.com as an integral part of the medical professional's daily work flow and by continuing to offer compelling content, providing interactive programs and services and building relationships with relevant healthcare organizations. We plan to attract CBS.Medscape.com members and visitors to our AOL co-branded sites by offering a superior consumer experience with compelling content, community features and interactive programs that we believe will increase member and user loyalty, repeat usage and time spent on our site.

     Developing Strategic Relationships and Enhancing Distribution. We plan to increase traffic, market share and revenues through strategic relationships, distribution relationships and selected acquisitions. We are pursuing distribution relationships with high-traffic Web sites that target both medical professionals and consumers. We are also pursuing professional distribution relationships with healthcare companies to provide medical content to their medical professionals and become a part of their daily work flow. For example, we are a content provider to PhyCor Online, the private physician intranet of PhyCor, the United States' largest physician practice management company with over 27,000 physicians. Through our strategic relationship with National Data Corporation, we will be the preferred content supplier to NDC's LYTEC physician practice management product and an online distributor of some of NDC's other clinical information products.

     Developing Multiple Revenue Sources. We believe our attractive audience demographics and high-quality content offerings provide us with significant opportunities to develop multiple sources of revenue. In addition to advertising and sponsorships, we have begun to generate e-commerce revenues from our online medical bookstore, drugstore, and pay-per-view services for selected full-text articles, and from our online market research services. We plan to expand our e-commerce offerings to include medical supplies and other health-related offerings. We are also developing other research products that we expect will complement pharmaceutical companies' product detailing efforts. In addition, we plan to introduce products and services that appeal directly to our international and allied healthcare members.

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

THE MEDSCAPE.COM SITE

     MEDICAL SPECIALTY AREAS

     We designed our professional Web site to meet the needs of our members in a personalized and easy-to-use manner. We currently organize our professional information by the following medical specialty and subject areas:

Cardiology                   Orthopedics
Diabetes and Endocrinology   Pediatrics
Gastroenterology             Pharmacotherapy
HIV/AIDS                     Primary Care
Infectious Diseases          Psychiatry
Internal Medicine            Respiratory Care
Managed Care                 Surgery
Molecular Medicine           Urology
Multispecialty               Women's Health
Oncology

     Each of the medical specialty and subject areas will have a program director and a scientific advisory board dedicated to developing the content for that area. We plan to expand into new medical specialty areas that appeal to our current membership base and attract new members. Our objective is to be the category leader in each of our medical specialty areas by delivering the highest quality specialty-based content and selectively acquiring other high-quality medical specialty Web sites. As part of this strategy, we acquired Healthcare Communications Group, which operated a leading HIV Web site, in October 1998, and Bonehome.com, a leading orthopedic site, in February 1999.

     OUR CONTENT

     Medscape.com offers three distinct types of high-quality content to members:

     Original, exclusive and proprietary content. Our original content is written exclusively for Medscape by medical experts, many of whom are internationally renowned in their specialties. This content includes:

     - Next Day Summaries(SM) -- highlights of selected presentations at major medical conferences, published on our site the day after the presentations are delivered, providing physicians and other members with immediate, easy-to-read authoritative summaries of new data, therapies and procedures discussed at the meeting;

     - Medscape General Medicine(SM) -- pioneering, primary-source, peer-reviewed general medical journal launched in March 1999. Published exclusively online and accessible free of charge to all Medscape.com members, Medscape General Medicine will provide prompt delivery of articles relating to important new clinical research and trials, public health studies and other significant medical developments;

     - Clinical Management Series -- interactive practice modules that include state-of-the-art treatment information and clinical cases for particular diseases, each of which is accredited for continuing medical education;

     - Treatment Updates -- authoritative evaluations of significant new changes in therapies; and

     - eMed Journals -- peer-reviewed, electronic medical journals written exclusively for Medscape.com covering HIV/AIDS, cardiology, oncology, psychiatry, orthopedics, respiratory medicine and women's health. Two of our eMed Journals, Clinical Care Options in HIV and Medscape Women's Health, have already been indexed in Index Medicus, the National Library of Medicine's prestigious MEDLINE database.

     We have also developed innovative, proprietary interactive medical programs that allow physicians to enter clinical data points and obtain feedback on available treatment options. We also offer an array of proprietary, challenging and instructional interactive features to test a physician's medical knowledge. Interactive self-assessment elements include:

     - PicTours(R) -- image-based case challenges testing the physician's diagnostic skills;

     - Today's Question -- testing the physician's understanding of recent developments in the physician's medical specialty; and

     - ECG of the Week -- images of cardiograms with case histories testing the physician's diagnostic skills, supplied by leading cardiologists.

     High-quality, third-party content. We believe Medscape.com contains one of the Web's largest collection of free, peer-reviewed, full-text medical articles and one of the Web's most extensive libraries of continuing medical education accredited programs. Medscape.com also provides third-party Web access to the National Drug Data File, a leading drug and disease database of Hearst Corporation's First DataBank. Numerous prestigious medical publishers, universities, hospitals and professional organizations are part of our strategic content partner program known as Medscape Publishers' Circle(R). Through this program, Medscape.com aggregates, organizes, and places in context content from over 100 medical journals, textbooks, news services and other publications, and offers integrated, easy-to-use searching of vast medical databases, including over nine million abstracts of medical journals available in the National Library of Medicine's MEDLINE, AIDSLINE and TOXLINE databases. In addition, through an agreement with Dow Jones & Company, Medscape.com provides free searching of more than 500 leading medical publications, including the Journal of the American Medical Association, the British Medical Journal, The Lancet, and abstracts from the New England Journal of Medicine. Members can immediately retrieve online a full-text copy of the article or abstract for a fee.

     Non-medical content. We also provide an array of non-medical content on subjects of particular interest to medical professionals and health-conscious consumers. Medscape Money & Medicine offers personal finance features, including stock quotes, portfolio tracking and business news, and valuable practice management features that provide business information that is directly relevant to a medical practice. Members can also learn about the developments in managed care in a special Managed Care topic area. The Medscape Humor & Medicine section provides readers with medical jokes, cartoons, DeFUNitions, crossword puzzles and other entertaining features that generate traffic to and increase usage of our site.

     OUR MEMBER SERVICES

     We offer a number of services that complement our high-quality content offerings and make Medscape.com a preferred professional destination site, including:

     Continuing Medical Education. Approximately half the states require physicians and selected other medical professionals to certify annually that they have accumulated a minimum number of continuing medical education hours to maintain licensure. Medscape.com offers our professional members what we believe is one of the Web's largest libraries of continuing medical education programs. Our extensive continuing medical education programs are produced in association with entities accredited by the Accreditation Council for Continuing Medical Education. From the convenience of their home or office computer, our professional members can obtain continuing medical education credits by accessing a variety of accredited editorial resources and programs including online journal articles, our Next Day Summaries of medical conferences, in-depth Treatment Updates and our state-of-the-art Clinical Management Series.

     Physician Web Sites. We offer our members registered as physicians the opportunity to create home pages for their medical practices that can be accessed by their patients and the general public. In addition to details about their practice, including office address, phone number, medical specialty, types of insurance accepted, hospital affiliations and languages spoken, our Physician Web Sites will soon permit a physician to offer links to disease-specific information from Medscape.com as well as the general searching capability of Medscape.com. We believe these Physician Web Sites will keep Medscape's high-quality medical information at the center of the communication between physician and patient, and keep the physician at the center of the healthcare dialogue.

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

     e-Commerce and Services. Through a series of strategic partners, we offer our audience the opportunity to purchase a variety of goods and services. The Medscape MedBookstore offers members the opportunity to purchase discounted medical texts from a collection of over 90,000 titles through our partner MedSite Publishing Inc. The Medscape Job Center offers a comprehensive job-listing/posting service for medical professionals through our partner NetMed, Inc. The Medscape Drugstore offers our members the ability to purchase online a wide range of health, beauty and wellness products through drugstore.com. Through our strategic relationship with National Data Corporation, we will be an online distributor of some of NDC's clinical information products.

     Community Features. Medscape Mail, a free service, enables members to send and receive Web-based email. Medscape Mail, powered by CommTouch, is especially useful for mobile professionals like physicians, who often require email access from multiple locations, such as their homes, offices, clinics and hospitals or during travel. Discussion areas on many medical articles and physician-only discussion groups are also available. Our new Ask-the-Expert feature, which will allow members registered as physicians to present interesting cases to leading experts online for comments, is expected to be launched later this year.

     OUR HEALTHCARE COMPANY SERVICES

     We offer healthcare companies many value-added online services including:

     Medscape Profiles. The Internet offers significant advantages over traditional mail surveys and focus groups in terms of speed and cost savings. U.S. pharmaceutical and other healthcare companies are estimated to spend as much as $1 billion annually on custom and syndicated market research. Medscape Profiles, our online market research division, has already successfully piloted several custom research projects and has recruited a 1,000+ physician panel from our member base to conduct custom and syndicated online research quickly and efficiently. In addition, our registration and traffic pattern database provides us with a valuable and expanding source of proprietary data about viewing habits and usage patterns. This database helps pharmaceutical companies correlate prescribing behavior with promotions and content seen by physicians and consumers.

     Medscape MedPyx. We plan to introduce Medscape MedPyx as an educational research program that will assist pharmaceutical companies in better understanding the physician's knowledge base and prescribing patterns. In 1998, pharmaceutical company sales representatives conducted more than 59 million details to office- and hospital-based physicians. We believe that Medscape MedPyx will provide pharmaceutical companies with a cost-effective method of evaluating and improving their existing detailing activities.

THE CBS.MEDSCAPE.COM AND AOL CO-BRANDED SITES

     We plan to launch CBS.Medscape.com in the third quarter of 1999 and our AOL co-branded sites during the fourth quarter of 1999 and the first quarter of 2000. We are designing our CBS.Medscape.com and AOL co-branded consumer sites to help consumers make better informed healthcare decisions and to simplify management of their healthcare needs. Our consumer sites will provide personalized, authoritative medical content written for the consumer, access to our professional content on Medscape.com and interactive personal health management tools, such as health diaries.

     In addition to general health and wellness information, CBS.Medscape.com and the AOL co-branded sites will offer information organized around specific health conditions, such as diabetes or asthma. In an effort to simplify the consumer experience we plan to include convenient links to health sites operated by the consumer's physician, employer and health insurer.

REGISTERED MEMBERS

     To utilize all of the features of Medscape.com and our consumer sites, users must register as members. This information enables us to deliver targeted medical content based on our members' registration profiles. As of June 30, 1999, Medscape.com had over 1,200,000 registered members worldwide, an increase of 36% from January 1, 1999 and 197% from January 1, 1998.

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

     The registration process enables professional members to choose a home page tailored to their medical specialty or interest. Accordingly, a cardiologist accessing Medscape.com is automatically directed to Medscape Cardiology, rather than a more generic home page. Every member, however, regardless of medical specialty or professional status, has access to the full suite of exclusive, original and licensed content through a uniform, easy-to-use interface.

     To encourage initial use, our consumer sites will allow visitors to access selected features without registering as members. Visitors, however, will have to register as members to have access to all the features of our consumer sites, including the interactive programs such as health diaries.

     Registration information will also enable us to deliver targeted advertising messages to the specific audience profile our clients seek to reach either through Medscape.com or our consumer sites, or both. For example, through Medscape.com, an oncologist in New York can be targeted with different messages than a cardiologist in Chicago. The same targeting capabilities will be offered on CBS.Medscape.com and the AOL co-branded sites, where a consumer interested in diabetes can be targeted with different messages than a consumer interested in cancer.

EDITORIAL, DESIGN AND PRODUCTION

     Our editorial staff is headed by Dr. George D. Lundberg, Medscape Editor in Chief and the former Editor of the Journal of the American Medical Association. As of August 31, 1999, our editorial, design and production staff consisted of 52 professionals who are all experienced medical editors, writers and producers. We intend to significantly increase our number of editors as we add additional medical specialty areas. We have assembled specialty-specific editorial boards for Medscape.com and have also assembled a Medscape.com scientific advisory board consisting of 16 of the world's leading physicians, academicians and healthcare experts, who will also serve as the editorial board of Medscape General Medicine, our newly launched primary source online medical journal.

     We have an easy-to-use interface that incorporates original and proprietary content written by medical experts with an extensive library of licensed content and medical databases. Each medical specialty area is headed by a program director responsible for building and continuously updating that area's content. We seek to be the premier online information resource in each of our medical specialty areas. To support this effort, we cover major medical conferences in many specialties and plan to attend over 20 different conferences in 1999, with our editors and medical experts summarizing and reporting on the breaking medical research and news delivered at these events.

SALES

     As of August 31, 1999, we had a direct sales organization consisting of 13 sales professionals, with an average of 14 years experience, and eleven sales operations staff employees. We plan to hire additional sales professionals, many of whom will be focused on selling banner advertisements and sponsorships in our expanded CBS.Medscape.com consumer site. We generally seek to hire individuals with significant experience selling to pharmaceutical, other healthcare and consumer companies and their advertising agencies.

MARKETING AND PUBLIC RELATIONS

     We employ a variety of methods to promote the Medscape brand and to attract traffic and new members, including advertising on other Internet sites and in medical journals, pharmaceutical and other healthcare publications, and other targeted publications. To extend the Medscape brand, we encourage other healthcare sites to integrate our branded search box directly into their services. This feature permits a Web site viewer in another healthcare site full searching capability across all the Medscape.com databases by clicking on our branded search box appearing by agreement in the other site. Under our agreement with CBS, we will receive approximately $150 million in advertising and promotion in the United States over seven years. In addition, under our agreement with AOL, AOL will provide us with a guaranteed number of impressions over a three-year period through promotions like banners and contextual links to our sites. We believe our brand visibility will significantly benefit from promotion on CBS and AOL properties. In addition,

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CBS.Medscape.com will be the exclusive healthcare Internet site integrated into
CBS News programming. This integration will be accomplished by CBS News, when appropriate and at its discretion, directing viewers of CBS News programs to CBS.Medscape.com for more information regarding health-related news stories and features.

     We believe in the value of direct, in-person marketing and plan to staff a Medscape.com booth at over 13 major medical meetings and conferences in 1999. We use our booth presence to cross promote our Next Day Summaries(SM) of the medical conferences. We have also effectively used Medscape Academies, in which we offer free Internet training for physicians at major medical meetings, as a way to introduce physicians to the power of the Internet as a communications and educational medium, and to Medscape.com as a premier source of high-quality medical information on the Internet.

     We supplement these efforts with direct mail campaigns targeted at medical professionals, and plan to significantly increase these activities in 1999.

     Our professional distribution strategy is designed to have Medscape.com's medical content be available within major Internet-accessible healthcare information system platforms like hospital intranets, electronic medical record systems and physician practice management company intranets. This strategy integrates Medscape.com into the daily workflow of their medical professionals with frequent reminders of and easy access to our selection of medical content. Consistent with this strategy in 1998, we signed a content distribution agreement with PhyCor, the largest physician practice management organization in the United States. Most recently, we entered into a License and Product Development Agreement with National Data Corporation under which we are the preferred content supplier to NDC's LYTEC physician practice management product and an online distributor of some of NDC's other clinical information products.

     Our internal public relations staff oversees a comprehensive public relations program which we believe is a key component of our marketing and brand recognition strategy. We target key business, medical and healthcare marketing publications, and encourage their reporters to use Medscape.com for their medical news and research needs, in an effort to build both brand awareness and loyalty among news organizations.

INFRASTRUCTURE, OPERATIONS AND TECHNOLOGY

     Our business is supported by a reliable, expandable and secure system platform. Using a combination of proprietary online solutions and commercially available licensed technologies, we have deployed systems for online content dissemination, site analysis, and Web- and email-based member support.

     We have developed a database management and online publication system to index, retrieve and display information. This system allows for rapid searching, viewing and distribution of content including text, photos, graphics and other images. Our hardware and software systems are based on a distributed processing model that allows applications to be distributed among multiple parallel servers. Our hardware servers, storage systems, Internet connections and networks allow our online systems to operate continuously 24 hours a day and seven days a week. We do not maintain offsite redundant systems and facilities but we have taken initial steps to outsource our Web-hosting. This outsourcing will provide faster and more reliable connections to the Internet and enhanced reliability and expandability.

COMPETITION

     We face competition both in attracting visitor traffic and in generating revenue across all our business lines. We compete with numerous companies and organizations for the attention of medical professionals and consumers including traditional off-line media such as print journals, conferences, continuing medical education programs and symposia. We also face significant competition from online information resources. There are thousands of healthcare-related sites on the Internet. Also, several large consumer sites offer specialized healthcare channels as part of their general services. In addition, there are many companies that provide non-Internet based marketing and advertising services to the healthcare industry. These competitors include advertising agencies, consulting firms, marketing and communications companies and contract sales and marketing organizations. We believe that competition for our audience and sources of revenue will continue to increase.

     Some of our current and potential competitors may have competitive advantages compared to us, including:

     - greater resources to devote to the development, promotion and sale of their services;

     - greater financial, technical and marketing resources;

     - greater brand recognition and larger marketing budgets; and

     - larger customer and user bases.

     We believe that the principal competitive factors in attracting and retaining members are the depth, breadth and timeliness of services and brand recognition. Other important factors in attracting and retaining members include ease of use, quality of service and cost. We believe that the principal competitive factors that will continue to attract advertisers and sponsors to Medscape.com and our consumer sites include price, the number of medical professionals and consumers who use our Web sites, the demographics of our member base and the creative implementation of advertisement placements. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. There can be no assurance that we will be able to compete successfully against current and future competitors or that the competitive pressures we face will not seriously harm our business.

SIGNIFICANT CUSTOMERS

     In 1998, we derived approximately 27% of our revenue from Genentech Incorporated, 14% from Roche Laboratories and 7% from Johnson & Johnson.

GOVERNMENT REGULATION OF THE INTERNET AND HEALTHCARE INDUSTRIES

     THE INTERNET

     We are subject to various laws and regulations relating to our business. Currently, few laws or regulations are directly applicable to access to the Internet. Because of the Internet's popularity and increasing use, however, new laws and regulations may be adopted. These laws and regulations may cover issues such as:

     - user privacy;

     - pricing;

     - content;

     - copyrights and other intellectual property rights;

     - distribution; and

     - characteristics and quality of products and services.

     Currently, U.S. privacy law consists of disparate state and federal statutes regulating specific industries that collect personal data. Most of them pre-date and therefore do not specifically address online activities. However, European nations are now implementing a European Union Data Privacy Directive regulating the transmission and storage of personal information and data. In addition, a number of comprehensive legislative and regulatory privacy proposals are now under consideration by federal, state and local governments in the United States. For example, the Federal Trade Commission recently published proposed regulations implementing the Children's On-line Privacy Protection Act of 1998 and, under authority established in the Health Insurance Portability and Accountability Act of 1996, regulations are being prepared by the Secretary of Health and Human Services that will be applicable to electronically transmitted or stored health information. These regulations are scheduled to be published in late 1999, absent intervening Congressional action.

     The growth of the Internet and e-commerce, coupled with publicity regarding Internet fraud, may lead to the enactment of more stringent consumer protection laws. These laws may impose additional burdens on our business. For example, the Department of Commerce is actively developing safe harbors for activities in various industry sectors to help U.S. companies meet standards for conducting electronic commerce with EU countries as they implement the EU Data Privacy Directive. In addition, the Federal Trade Commission has informed Congress of its intentions to use its general consumer protection authority to protect online consumers from deceptive practices that jeopardize online consumers' privacy. In addition, state legislatures are considering and are likely to adopt more protective consumer and health privacy legislation. States also may elect to use their consumer protection statutes in ways that are analogous to the FTC activities. The enactment of any additional laws or regulations may impede the growth of the Internet, which could decrease our potential revenues from e-commerce or otherwise adversely affect our business, financial condition and operating results.

     Laws and regulations directly applicable to e-commerce and Internet communications are becoming more prevalent. The most recent session of Congress enacted Internet laws regarding online copyright infringement. Although not yet enacted, Congress is considering laws regarding Internet taxation. These are recent enactments, and there is uncertainty regarding their marketplace impact. In addition, various jurisdictions already have enacted laws that are not specifically directed to e-commerce but that could affect our business. The applicability of many of these laws to the Internet is uncertain and could expose us to substantial liability.

     Any new legislation or regulation regarding the Internet, or the application of existing laws and regulations to the Internet, could negatively affect us. If we were alleged to violate federal, state or foreign, civil or criminal law, even if we could successfully defend such claims, it could negatively affect us.

     THE U.S. FOOD AND DRUG ADMINISTRATION AND THE FEDERAL TRADE COMMISSION

     Current FDA and FTC rules and enforcement actions and regulatory policies or those that the FDA or the FTC may develop in the future could have a material adverse effect on our ability to provide existing or future applications or services to our audience or obtain the necessary corporate sponsorship to do so. We believe that complying with FDA and FTC regulations may be time consuming, burdensome and expensive and could negatively affect our ability to continue providing some applications or services, or to introduce new applications or services in a timely manner. If we or our sponsors and advertisers fail to comply with applicable FDA or FTC requirements, the FDA or FTC might pursue an enforcement action. An FDA enforcement action might include:

     - warning letters or notices or adverse publicity;

     - fines, injunctions, recall or seizure of products or total or partial suspension of production;

     - failure of the government to grant premarket clearance or premarket approval for medical devices, withdrawal of marketing clearances or approvals;

     - imposition of civil or criminal liability on us or our corporate officers; and

     - direction to the advertiser or sponsor to correct or remove information on our Website and to convey FDA required corrective information to our audience.

An FTC enforcement action might include:

     - cease and desist orders;

     - corrective advertising;

     - civil penalties;

     - consumer redress; and

     - injunctions.

     The FDA and the FTC regulate the form, content and dissemination of labeling, advertising and promotional materials, including direct-to-consumer prescription drug and medical device advertising, prepared by, or for, pharmaceutical, biotechnology, or medical device companies. The FTC regulates over-the-counter drug advertising and, in some cases, medical device advertising. Generally, regulated companies must limit their advertising and promotional materials to discussions of the FDA-approved claims and, in limited circumstances, to a limited number of claims not approved by the FDA. Therefore, any information that promotes the use of pharmaceutical or medical device products that is put on our Web site or our co-branded sites is subject to the full array of the FDA and FTC requirements and enforcement actions. Areas of our Web site or our co-branded sites that we believe are subject to FDA or FTC regulation include banner advertisements, sponsorship links, and any educational programs that lack independent editorial control. The FDA and the FTC place the principal burden of compliance with advertising and promotional regulations on the advertiser that places materials on our Web site or our co-branded sites. If the FDA or FTC finds that any regulated information on our site violates FDA or FTC regulations, they may take regulatory action against us or the advertiser or sponsor of that information.

     Following a public meeting in October 1996, the FDA announced it would develop a guidance document expressing a broad set of policies dealing with the promotion of pharmaceutical, biotechnology, and medical device products on the Internet. Although the FDA has yet to issue that guidance document, agency officials continue to predict its eventual release. The FDA guidance document may reflect new regulatory policies that more tightly regulate the format and content of promotional information on the Internet.

     Another regulatory issue that we face involves increased FDA regulation of direct-to-consumer advertising of prescription drugs. Because part of our business involves direct-to-consumer advertising, any increase in FDA regulation of these advertisements or the enforcement of these regulations or policies could make it more difficult for us to provide existing or future applications or services to our audience or obtain the necessary corporate sponsorship to do so. In the last 15 years, the FDA has gradually relaxed its formerly restrictive policies on direct-to-consumer advertising of prescription drugs. Companies can now advertise prescription drugs for serious conditions to consumers in any medium. However, physician groups and others have criticized the FDA's current policies, and have called for restrictions on any advertising of prescription drugs to consumers. These critics point to both public health concerns and to the laws of many other countries that make direct-to-consumer advertising of prescription drugs a criminal offense. In response to these critics, the FDA or FTC may alter its present policies on the direct-to-consumer advertising of prescription drugs or medical devices in a way that would reduce or restrict the amount of this information available to consumers.

     We also face potential regulation of software that we develop for use on our Web sites. Some computer applications and software are considered medical devices and are subject to regulation by the FDA. In some cases, while the FDA has found the product to qualify as a medical device, the agency has decided to exempt the device from most regulatory requirements. Many types of medical software are regulated as components of or accessories to other medical devices, like software that controls an implanted pacemaker and is regulated as a component of the pacemaker. In some instances the FDA also has asserted jurisdiction over stand-alone software if it is used in the diagnosis, treatment, mitigation, prevention or cure of a disease, or is intended to affect the structure or function of the body. While the FDA's policies regarding the regulation of software are evolving, based on the FDA's informal policy statements regarding the scope of its regulation of stand-alone software, we believe that our current and intended software applications are not subject to regulation as medical devices because they do not meet the statutory definition of a device. However, the FDA may take the view that some of our current or future applications or services do in fact meet the definition of a medical device and, therefore, are subject to regulation. If the FDA does regard some of our applications as medical devices, the level of FDA regulation would depend on several characteristics of the programs such as the degree to which there is competent human intervention between the software output and the diagnosis or treatment of the patient. If the FDA finds that the software is subject to regulation as a medical device, the applicable regulatory controls could include both premarket and postmarket requirements and the FDA might require us:

     - to obtain premarket clearance or approval of the medical device software, which might include the conduct of supporting clinical trials or other studies;

     - to register ourselves as a medical device manufacturer and to list our devices with the FDA;

     - to create our software in compliance with the FDA design and manufacturing standards;

     - to permit the FDA to inspect our facilities and records; and

     - to make periodic reports to the FDA.

     The FDA's regulations and policies on the regulation of software products and the transmission of medical information are evolving.

     We cannot predict future changes in the regulatory environment. Changes in existing regulatory requirements, our failure to comply with current or future requirements or adoption of new requirements could negatively affect us. We may face additional FDA or FTC regulation if the FDA or the FTC adopt new regulatory policies.

INTELLECTUAL PROPERTY AND DOMAIN NAME

     We protect our intellectual property through a combination of license agreements, trademark, service mark, copyright and trade secret laws and other methods. We obtain the majority of our content under license agreements with publishers, through assignments or work for hire arrangements with third parties and from internal staff development. Generally, our license agreements are for a period of one to three years and we consider the materials obtained through these agreements as important to the continued enhancement of the content on our Web site. We currently have no patents or patents pending for our current online services and do not anticipate that patents will become a significant part of our intellectual property in the foreseeable future. We also enter into confidentiality agreements with our employees, consultants, vendors and customers and license agreements with third parties and we generally seek to control access to and distribution of our technology, documentation and other proprietary information. We currently hold the domain name Medscape.com. The legal status of intellectual property on the Internet is currently subject to various uncertainties. The current system for registering, allocating and managing domain names has been the subject of litigation and proposed regulatory reform. Additionally, legislative proposals have been made by the federal government that would afford broader protection to owners of databases of information, such as stock quotes. This protection of databases already exists in the European Union.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings.

EMPLOYEES

     As of August 31, 1999, we had 146 full-time employees. None of our employees is covered by a collective bargaining agreement. We consider our employee relations to be good.

FACILITIES

     We are headquartered in New York, New York, where we lease approximately 17,975 square feet of office space, under two leases that expire June 30, 2004 and June 30, 2009. To accommodate our rapid growth, we recently rented 5,537 square feet of office space located near our headquarters on a short-term basis. We are in the process of renovating our New York headquarters to ensure that our space will meet our business and technological needs as we grow in 1999. We expect to spend approximately $250,000 in 1999 on these renovations. We are also considering the possibility of leasing additional space at our present location or relocating our headquarters to a larger space in New York, New York, which might result in significant additional expenses. We have also leased offices in Fairfield, New Jersey; Chicago, Illinois and Milford, Massachusetts. We currently anticipate that we will require additional space as we hire more personnel.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Shown below are the names, ages and positions of the executive officers and directors of Medscape:

                   NAME                      AGE                    POSITION
Paul T. Sheils.............................   45   President, Chief Executive Officer and
                                                   Director
Peter M. Frishauf..........................   50   Executive Committee Chairman, Founder and
                                                   Director
Jeffrey L. Drezner, M.D., Ph.D.............   52   Executive Vice President and Director
Steven R. Kalin............................   35   Chief Operating Officer and Chief Financial
                                                   Officer
George D. Lundberg, M.D....................   66   Editor in Chief
Meg Walsh..................................   36   President, Medscape Consumer
David Yakimischak..........................   38   Chief Technology Officer
Mark E. Boulding...........................   38   General Counsel and Vice President of
                                                   Regulatory Affairs
Marc Butlein...............................   60   Director
Esther Dyson...............................   47   Director
Andrew Heyward.............................   48   Director
Alan J. Patricof...........................   64   Director, Chairman of the Board
Fredric G. Reynolds........................   48   Director
Carlo A. von Schroeter.....................   35   Director
Oakleigh Thorne............................   41   Director

     PAUL T. SHEILS, President, Chief Executive Officer and Director. Prior to joining Medscape in February 1998, Mr. Sheils was Vice President of Dow Jones Interactive Publishing from 1994 to 1998 and was Executive Director from 1993 to 1994. Mr. Sheils was responsible for all of Dow Jones' corporate and consumer online businesses including The Wall Street Journal Interactive Edition, the largest subscription-based publication on the Web, and Dow Jones Interactive, an award-winning online business intelligence and research service. Mr. Sheils holds a BA from Williams College and a JD from Fordham Law School.

     PETER M. FRISHAUF, Executive Committee Chairman, Founder and Director. Mr. Frishauf has over 20 years of experience in the medical information field. In 1982, Mr. Frishauf founded the predecessor of SCP Communications, Inc., a medical publishing, education and clinical trial company, and served as SCP's President and Chief Executive Officer until April 1996. Mr. Frishauf continues to serve on the board of directors of SCP Communications, Inc. From April 1996 through February 1998, Mr. Frishauf served as the Chief Executive Officer of Medscape. In addition to being a director of Medscape since it commenced operations in 1996, he holds the executive position of Executive Committee Chairman. Mr. Frishauf holds a BA from New York University and an MS in Journalism from Columbia University.

     JEFFREY L. DREZNER, M.D., Ph.D., Executive Vice President and
Director. Dr. Drezner practiced medicine for 14 years before founding Integrated Care Systems, Inc., an HIV-focused, alternate-site healthcare delivery company, in 1987. From 1992 to 1995, Dr. Drezner was Vice President of Clinical Programs at Homedco, Inc., a home and alternate-site healthcare delivery company. In 1995, Dr. Drezner founded Healthcare Communications Group, LLC, which developed one of the first online continuing medical education programs and summaries of next day medical conferences programs on the Internet, operated the highly acclaimed Clinical Care Options for HIV and Oncology Web sites and is now a wholly owned subsidiary of Medscape. Dr. Drezner became a director and officer of Medscape when Medscape acquired Healthcare Communications Group in October 1998. Dr. Drezner holds a BS from the University of California at Berkeley, an MD degree from the University of Southern California School of Medicine and a Ph.D. from the Southern California Psychoanalytic Institute.

     STEVEN R. KALIN, Chief Operating Officer and Chief Financial
Officer. Prior to joining Medscape in October 1998, Mr. Kalin was with ESPN since 1995, most recently as Vice President of Business Development for ESPN Internet Ventures, where he was responsible for ESPN.com's strategic partnerships. From 1990 to 1995, Mr. Kalin was a Senior Engagement Manager with McKinsey & Co., specializing in the media industry. Mr. Kalin holds a BA from Brown University and an MBA from Harvard Business School.

     GEORGE D. LUNDBERG, M.D., Editor in Chief. Prior to joining Medscape in February 1999, Dr. Lundberg served as Editor of the Journal of the American Medical Association for 17 years. Dr. Lundberg also served as the Editor in Chief of Scientific Information and Multimedia, a publication of the American Medical Association, from 1982 until 1999. Dr. Lundberg holds an MS degree from Baylor University and BS and MD degrees from the University of Alabama. Dr. Lundberg holds honorary degrees from four U.S. universities.

     MEG WALSH, President, Medscape Consumer. Prior to joining Medscape in March 1999, Ms. Walsh founded HealthTech Digital, a leading interactive consumer healthcare agency, in 1996 and sold that company to Lowe McAdams Healthcare/Interpublic Group in September 1997 after which she continued as Managing Director until joining Medscape. From 1995 to 1996, Ms. Walsh was Director of Marketing for Time Life Medical. Ms. Walsh also held positions as Assistant V.P. of Sales for Physicians World, a professional healthcare communications organization, from 1992 to 1995, and before that was a Sales Manager for Johnson & Johnson. Ms. Walsh holds a BA from Rider University.

     DAVID YAKIMISCHAK, Chief Technology Officer. Prior to joining Medscape in March 1999, Mr. Yakimischak was the Director of Product Development at Dow Jones Interactive Publishing where he was responsible for bringing all new electronic products to market. Mr. Yakimischak had been with Dow Jones since 1994. Mr. Yakimischak studied engineering and computer science at the University of Toronto.

     MARK E. BOULDING, General Counsel and Vice President of Regulatory
Affairs. Prior to joining Medscape in June, 1999, Mr. Boulding was a partner of Long Aldridge & Norman LLP since 1998, specializing in healthcare and technology law, with a particular focus on Internet-based companies and healthcare e-commerce. From 1991 to 1998, Mr. Boulding was an associate and then a partner with the firm of Fox, Bennett & Turner in Washington, D.C. Mr. Boulding is a co-founder and sits on the board of directors of the Internet Healthcare Coalition and is the co-chair of the Internet Law Subcommittee of the American Bar Association's Cyberspace Law Committee. Mr. Boulding holds a BA from Yale University and a JD from University of Michigan Law School.

     MARC BUTLEIN, Director. Mr. Butlein is Chairman of MAS Communications, an e-commerce consulting business. In 1989, he co-founded META Group, a leading worldwide information technology market assessment and consulting firm. Mr. Butlein served as Chairman of META Group until April 1998. Mr. Butlein is a director of META Group and Aeneid, an Internet software business. Mr. Butlein joined the Medscape board in October 1997 as a designee of Media Technology Ventures. Mr. Butlein received a BA from the University of Connecticut and worked on his doctorate in political science at the Maxwell School of Citizenship and Public Affairs at Syracuse University.

     ESTHER DYSON, Director. Ms. Dyson has been the Chairman of EDventure Holdings, publisher of the newsletter Release 1.0, since 1982. Ms. Dyson is the author of Release 2.0, an acclaimed book about cyberspace. Ms. Dyson joined the Medscape board in June 1996. She is also interim chairman of the Internet Corporation for Assigned Names and Numbers and is a director of three software companies -- Accent Software, Graphisoft and Scala Business Solutions. She also sits on the boards of directors of Uproar.com, an online game company, and PRT Group, a systems integrator. Ms. Dyson holds a BA from Harvard College.

     ANDREW HEYWARD, Director. Mr. Heyward has served as President of CBS News since January 1996. From October 1994 until January 1996, he was Executive Producer of "CBS Evening News with Dan Rather" and Vice President of CBS News. From February 1993 until October 1994, Mr. Heyward served as Executive Producer of the CBS News Magazine "Eye to Eye with Connie Chung." Prior to that time, he was responsible for developing CBS's "48 Hours" series. Mr. Heyward holds a BA from Harvard University.

     ALAN J. PATRICOF, Chairman of the Board. Mr. Patricof is co-Chairman of Patricof & Co. Ventures, Inc., a venture capital firm with operations in eight countries and over $6 billion under management, which he founded in 1969. Mr. Patricof joined as Chairman of the Board in 1996. Mr. Patricof serves on the boards of directors of Boston Properties, a real estate investment trust; NTL Corp., a communications company; and CORECOMM, Inc., a telecommunications company. In 1995, he served as Chairman of the White House Conference on Small Business Commission. Mr. Patricof holds a BS in finance from Ohio State University and an MS from Columbia University Graduate School of Business.

     FREDRIC G. REYNOLDS, Director. Mr. Reynolds has been Executive Vice President and Chief Financial Officer of CBS Corporation since December 1997. Earlier, Mr. Reynolds had served as Executive Vice President and Chief Financial Officer of Westinghouse Electric Corporation since February 1994 and, additionally, as Chief Financial Officer of CBS, Inc. since April 1996. Prior to joining Westinghouse in 1994, Mr. Reynolds spent 13 years at PepsiCo Inc. in various financial positions, including Senior Vice President and Chief Financial Officer for PepsiCo Foods International, PepsiCo's Frito-Lay unit, and Chief Financial Officer of several other units, including Kentucky Fried Chicken, Pepsi-Cola International and Pizza Hut. Mr. Reynolds holds a BBA from the University of Miami.

     CARLO A. VON SCHROETER, Director. Mr. von Schroeter is a General Partner of Weston Presidio Capital, a private equity and venture capital firm. Prior to joining Weston Presidio Capital at its inception in September 1992, Mr. von Schroeter was a Vice President with Security Pacific Capital. Mr. von Schroeter has served as a director of Medscape since March 1999 as a designee of Weston Presidio Capital. Mr. von Schroeter also serves on the boards of directors of MapQuest.com, Inc., a leading online provider of mapping and destination information, and several private companies. Mr. von Schroeter holds a BS from Queen's University, Canada and an MBA from Harvard Business School.

     OAKLEIGH THORNE, Director. Since October 1996, Mr. Thorne has served as the Chairman and Chief Executive Officer of TBG Information Investors, LLC, a private equity partnership, and as the Co-President of Blumenstein/Thorne Information Partners I, L.P., a private equity partnership. From April 1995 to August 1996, Mr. Thorne was President and CEO, and from January 1991 to April 1995, the Executive Vice President, of Commerce Clearing House, Inc., a leading provider of tax and business law information, software and services. Mr. Thorne joined the Medscape board in March 1998 as TBG Information Investors LLC's designee. He also serves as the Chairman of the Board of SCP Communications, Inc. Mr. Thorne holds a BS from Boston University School of Journalism and an MBA from Columbia University Graduate School of Business.

BOARD COMPOSITION

     We currently have ten directors. Under our restated certificate of incorporation, which will become effective upon the closing of this initial public offering, the terms of office of the directors will be divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2000; Class II, whose term will expire at the annual meeting of stockholders to be held in 2001; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2002. The Class I directors will be Paul T. Sheils, Peter M. Frishauf and Marc Butlein, the Class II directors will be Esther Dyson, Oakleigh Thorne and Jeffrey D. Drezner, M.D., Ph.D. and the Class III directors will be Alan J. Patricof, Carlo A. von Schroeter, Fredric Reynolds and Andrew Heyward. At each annual meeting of stockholders after the initial classification or special meeting held in place of an annual meeting, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or similar special meeting. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control or management of Medscape. CBS is entitled to designate three of our directors. CBS's current designees are Fredric Reynolds, Andrew Heyward, and Oakleigh Thorne.

COMMITTEES OF THE BOARD OF DIRECTORS

     Our board of directors has established an audit committee and a compensation committee. The audit committee assists the board of directors in fulfilling its responsibilities of ensuring that management is maintaining an adequate system of internal controls to assure:

     - that assets are safeguarded and that financial reports are properly prepared;

     - consistent application of generally accepted accounting principles; and

     - compliance with management's policies and procedures.

     In performing these functions, the audit committee meets periodically with the independent auditors and management to review their work and confirm that they are properly discharging their respective responsibilities. The audit committee also:

     - recommends an independent audit firm to audit financial statements and to perform services related to the audit;

     - reviews the scope and results of the audit with the independent accountants;

     - reviews with management and the independent accountants our annual operating results;

     - considers the adequacy of the internal accounting control procedures; and

     - considers accountants' independence.

     The audit committee currently consists of Oakleigh Thorne and Marc Butlein.

     The primary function of the compensation committee is to determine management and executive compensation and establish fringe benefit and other compensation policies. The compensation committee is also responsible for the administration of our stock option plan, including reviewing management recommendations with respect to option grants and taking other actions as may be required in connection with our compensation and incentive plans. The compensation committee currently consists of Esther Dyson and Alan J. Patricof.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Patricof, a member of the compensation committee, is Co-Chairman of Patricof & Co. Ventures, Inc., that manages APA Excelsior IV, L.P., Coutts & Co. Cayman Ltd. c/o APA Excelsior IV/Offshore L.P., Patricof Private Investment Club and APA Excelsior Fund. In our March 5, 1999 private placement of Series D Preferred Stock, APA Excelsior IV, L.P. purchased 71,365 shares, Coutts & Co. Cayman Ltd. c/o APA Excelsior IV/Offshore, L.P. purchased 12,595 shares and Patricof Private Placement Investment Club, L.P. purchased 1,365 shares, all at a purchase price of $11.72 per share.

DIRECTOR COMPENSATION

     Medscape reimburses its directors for out-of-pocket expenses related to attending meetings of the board of directors. Non-employee directors are also entitled to stock option grants under our stock option plan. Medscape currently does not intend to pay cash fees to directors for attendance at meetings.

EXECUTIVE COMPENSATION

     The following table shows the total compensation paid for the year ended December 31, 1998 for our Chief Executive Officer and the Executive Committee Chairman, the only other executive officer whose annual salary and bonus exceeded $100,000 in 1998. Our Chief Executive Officer, Paul T. Sheils, joined Medscape in February 1998. His annualized salary for 1998 was $195,000.

                           SUMMARY COMPENSATION TABLE

                                                                            LONG-TERM
                                                                           COMPENSATION
                                                                              AWARDS
                                                ANNUAL COMPENSATION         SECURITIES
                                              -----------------------       UNDERLYING
NAME AND PRINCIPAL POSITION                      SALARY        BONUS         OPTIONS
Paul T. Sheils..............................    $171,750      $85,000       750,000.0
  President and Chief Executive Officer

Peter M. Frishauf...........................    $ 80,000        --          152,617.5
  Executive Committee Chairman

     In accordance with the terms of his employment agreement, Mr. Frishauf elected to receive options to purchase 152,617.5 shares of common stock instead of a cash bonus of $35,000 to which he would have otherwise been entitled.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table shows grants of stock options to Medscape's Chief Executive Officer and to the Executive Committee Chairman for the year ended December 31, 1998. We have never granted any stock appreciation rights. The percentages in the table below are based on options to purchase an aggregate of 1,990,117.5 shares of common stock granted under our stock option plan in the year ended December 31, 1998 to our employees, consultants and directors. The exercise price per share of each option was equal to the fair market value of the common stock on the date of grant as determined by the board of directors. Potential realizable values are net of exercise price before taxes, and are based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten-year term. These numbers are calculated based on the requirements of the SEC and do not reflect our estimate of future stock price growth.

                 OPTION GRANTS IN YEAR ENDED DECEMBER 31, 1998

                                                                                         POTENTIAL
                                                                                     REALIZABLE VALUE
                                                                                        AT ASSUMED
                                           INDIVIDUAL GRANTS                              ANNUAL
                       ----------------------------------------------------------     RATES OF STOCK
                       NUMBER OF                                                           PRICE
                       SECURITIES    PERCENT OF TOTAL                                APPRECIATION FOR
                       UNDERLYING   OPTIONS GRANTED TO    EXERCISE                        OPTION
                        OPTIONS        EMPLOYEES IN       PRICE PER    EXPIRATION   -------------------
NAME                    GRANTED       FISCAL YEAR(%)     SHARE($/SH)      DATE         5%        10%
Paul T. Sheils.......  750,000.0           37.7%             .172        2/15/08    $210,177   $334,593
Peter M. Frishauf....  152,617.5            7.7              .344       12/14/08      85,516    136,173

FISCAL YEAR END OPTION VALUES

     The following table provides summary information concerning stock options held as of December 31, 1998 by our Chief Executive Officer and by the Executive Committee Chairman. The value realized by our Executive Committee Chairman, Peter M. Frishauf, is based on a value of $0.172 per share, the fair market value of the common stock at August 18, 1998, as determined by the board of directors, less the exercise price per share. The value of unexercised in-the-money options at fiscal year-end is based on $0.344 per share, the assumed fair market value of the common stock at December 31, 1998, less the exercise price per share.

                                                           NUMBER OF
                                                     SECURITIES UNDERLYING               VALUE OF
                                                      UNEXERCISED OPTIONS        UNEXERCISED IN-THE MONEY
                         SHARES                       AT FISCAL YEAR-END        OPTIONS AT FISCAL YEAR-END
                        ACQUIRED       VALUE      ---------------------------   ---------------------------
NAME                   ON EXERCISE    REALIZED    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
Paul T. Sheils.......     --             --           --           750,000      $   --        $     258,000
Peter M. Frishauf....    161,125         --        162,617.5        88,375           55,940          30,401

1996 STOCK OPTION PLAN

     The following is a summary description of the Medscape, Inc. 1996 Stock Option Plan. You may refer to the exhibits that are part of the registration statement for a copy of the stock option plan.

     Types of Awards. The stock option plan provides for grants of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986 and stock options which are not intended to qualify as incentive stock option, or nonqualified stock options.

     Shares Subject to the Stock Option Plan. The total number of shares of common stock that may be issued under the stock option plan is 8,250,000 shares. These shares may be authorized but unissued common stock or authorized and issued common stock that has been reacquired by Medscape and held in our treasury. If any grant expires or for any reason is terminated or unexercised, the shares of common stock relating to that grant again become available for issuance with respect to grants under the stock option plan.

     The compensation committee has the authority to make appropriate adjustments to the total number of shares available for issuance under the stock option plan and to the number of shares that may be purchased and the exercise price applicable to outstanding stock options under the stock option plan in the event of a merger, consolidation, reorganization, stock dividend, stock split, or other similar change affecting our capital structure.

     Eligibility. Grants may be made to any full or part-time employee of Medscape and of our current or future subsidiaries, and to any consultant, director or independent contractor providing services to Medscape or any of our subsidiaries, in each case as determined by the compensation committee.

     Administration. Our compensation committee administers the stock option plan. The compensation committee has the authority to make grants under the stock option plan, including the authority, in its discretion, to select the individuals to receive grants, to determine, consistent with the stock option plan, the terms of the grant, and the terms and provisions of each option agreement under the stock option plan reflecting awards, and to prescribe rules and make interpretations regarding the stock option plan which are final and conclusive.

     Stock Options. The compensation committee may grant incentive stock options and nonqualified stock options to eligible persons that permit the optionee to purchase shares of common stock from Medscape at a fixed price and in accordance with terms, as determined by the compensation committee, relating to, among others, option exercise price, exercisability, method of payment of the option exercise price, and the option exercise periods applicable after the optionee's termination of service, with all terms set forth in the option agreement and not otherwise inconsistent with the stock option plan. The term of any nonqualified stock option granted under the stock option plan may not exceed 15 years from the grant date.

     In the case of any grant intended to constitute an incentive stock option, the exercise price will be no less than the fair market value of the common stock on the date of grant and the option term may not exceed 10 years from the grant date. Further, the aggregate fair market value, determined at the date the option is granted, of stock with respect to which incentive stock options granted under the stock option plan are exercisable for the first time in any calendar year by any eligible employee may not exceed $100,000.

     Unless otherwise provided in an option agreement, if we undergo a "change in control," as defined in the stock option plan, then all outstanding options will become fully exercisable.

     Nonassignability. Except as may otherwise be provided in a option agreement with respect to the grant of a nonqualified stock option, no grant is assignable or transferable by an optionee other than by will or the laws of descent and distribution and during the optionee's lifetime the grant may be exercisable only by the optionee.

     Amendment and Termination. Our board of directors may amend or discontinue the stock option plan at any time, provided that any stock option plan amendment that would increase the maximum number shares of common stock available for issuance under the stock option plan, modify the eligibility requirements for participation in the stock option plan, decrease the minimum option price, or extend the maximum option term will require stockholder approval. In addition, the board of directors may not change the terms of any outstanding grant if a change would be materially adverse to the optionee without the optionee's consent.

     Federal Income Tax Consequences. The following is a brief description of various U.S. federal income tax consequences of grants under the stock option plan based upon the laws in effect on the date of this Prospectus.

     Incentive Stock Options. No federal taxable income should be recognized by the employee upon the grant or exercise of an incentive stock option. If the shares of common stock acquired upon exercise of an incentive stock option are not disposed of within two years of the date of grant or within one year after the transfer of the shares to the employee upon exercise of the incentive stock option, then:

     - upon the sale of the shares, any amount realized in excess of the exercise price of the option will be taxed as long-term capital gain; and

     - no deduction will be allowed to us for federal income tax purposes.

The exercise of an incentive stock option may result in an alternative minimum tax liability to the employee.

     If the stock acquired upon the exercise of an incentive stock option is disposed of prior to the expiration of the holding periods described above, then, generally:

     - the employee will recognize ordinary income in an amount equal to the excess, if any, of the fair market value of the shares at exercise, or, if less, the amount realized on the disposition of the shares, over the exercise price of the option; and

     - we will be entitled to a tax deduction in the same amount.

Any further gain recognized by the employee will be taxed as short-term or long-term capital gain, depending upon the length of time the employee held the shares, and this amount will not be deductible by Medscape.

     Nonqualified Stock Options.  With respect to nonqualified stock options:

     - no federal taxable income should be recognized by the optionee at the time the option is granted;

     - generally upon exercise of the option, the optionee will recognize ordinary income in an amount equal to the difference between the exercise price of the option and the fair market value of the shares purchased on the date of exercise and we generally will be entitled to a tax deduction in the same amount; and

     - upon disposition of the shares acquired, generally any appreciation or depreciation after the date of exercise is treated by the optionee either as long-term or short-term capital gain or loss, depending upon the length of time that the optionee held the shares.

     Section 162(m) Limitations. The stock option plan is subject to a special initial public offering-related transition rule under Internal Revenue Code
Section 162(m). Medscape's tax deduction upon the exercise of a nonqualified stock option by certain executive officers would be subject to the limitations of Section 162(m) of the Code if a nonqualified stock option is granted after this offering with an exercise price less than the fair market value of the common stock on the date of grant.

     As of August 31, 1999, there were options to purchase 5,659,198 shares outstanding and 828,680 shares available for future grant. As of August 31, 1999, 1,762,122.5 shares had been issued upon exercise of options granted under the option plan.

EMPLOYMENT AGREEMENTS

     Agreement with Paul T. Sheils. Under a three-year employment agreement dated January 26, 1998, Paul T. Sheils became our President and Chief Executive Officer on February 16, 1998 at an initial base salary of $195,000. Mr. Sheils' base salary was increased to $225,000 effective February 16, 1999. The employment agreement includes a $35,000 signing bonus, a 1998 performance bonus of up to $52,500 based on reaching performance targets, and 1999 and 2000 performance bonuses, the target amounts of which cannot be less than $35,000 per year and are based on meeting performance targets developed by our compensation committee.

     The employment agreement also granted Mr. Sheils incentive stock options to purchase 750,000 shares of our common stock at $0.172 per share. These incentive stock options are subject to the provisions of our stock option plan and an incentive stock option agreement between Mr. Sheils and Medscape. One-third of Mr. Sheils' incentive stock options vested on the first anniversary of his employment and the remaining incentive stock options will vest after that date in equal monthly installments until the third anniversary of Mr. Sheils' employment. Regardless of these vesting provisions, the incentive stock options are 100% exercisable on the date of a "corporate change," which is defined in the stock option plan.

     On February 16, 1999, Mr. Sheils was granted options to purchase an additional 250,000 shares of common stock at an exercise price of $1.00 per share.

     If Mr. Sheils' employment is terminated for any reason other than his death, disability or serious misconduct, he may exercise any vested incentive stock options within 90 days of his termination. However, the incentive stock options are forfeited if Mr. Sheils is terminated for serious misconduct. Also, if Mr. Sheils' employment is terminated because of his death or disability, Mr. Sheils or his estate may exercise any vested incentive stock options within one year after termination.

     Under his employment agreement, Mr. Sheils agreed not to compete with Medscape and not to solicit our customers or employees for one year after the termination of his employment, with limited exceptions. However, if he is terminated without cause, the noncompetition and nonsolicitation restrictions are limited to six months and the noncompetition restrictions will apply only to his employment by certain healthcare-oriented Web sites. Mr. Sheils is also entitled to six months' salary if he is terminated by us without cause, and may himself terminate the employment agreement for any reason upon 60 days' notice. In accordance with the terms of the employment agreement, Mr. Sheils was also elected as a director of Medscape.

     Agreement with Peter M. Frishauf. Under a three-year employment agreement dated February 16, 1998, Peter M. Frishauf became Chairman of the executive committee of Medscape at a base salary of $80,000. Under the employment agreement, Mr. Frishauf has agreed to dedicate at least one-half of his business time to Medscape. His employment agreement provides for performance bonuses of up to $50,000 per year if performance targets are met. The performance bonuses may be paid, at Mr. Frishauf's option in cash, in shares of our common stock, the fair market value of which will be equal to the performance bonus amount, or options for shares of our common stock, the fair market value of which will be equal to 150% of the performance bonus amount. Mr. Frishauf also agreed not to compete with Medscape and not to solicit our customers or employees for one year following the termination of his employment, with limited exceptions. Mr. Frishauf may terminate the employment agreement for any reason upon 60 days' notice to us.

                       TRANSACTIONS WITH RELATED PARTIES

     Since January 1, 1998, there has not been nor is there currently proposed any transaction or series of similar transactions to which Medscape or any of its subsidiaries was or is to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer, holder of more than 5% of the common stock of Medscape or any member of the immediate family of any of those people had or will have a direct or indirect material interest other than
(a) compensation agreements and other arrangements that are described above for the named executive officers and (b) the transactions described below.

SERIES D TRANSACTION

     On March 5, 1999, we sold 1,757,683 shares of Series D Preferred Stock at a purchase price of $11.72 per share, which was paid in cash. The purchasers of the Series D Preferred Stock included the following holders of more than 5% of the common stock, assuming the conversion of outstanding preferred shares:

     - Media Technology Ventures, L.P. -- 75,568 shares.

     - MTV Entrepreneurs Fund, L.P. -- 9,757 shares.

     - CSK Venture Capital Co. Ltd. (CSK-1(A)) -- 28,442 shares.

     - CSK Venture Capital Co., Ltd. (CSK-1(B)) -- 28,442 shares.

     - CSK Venture Capital Co., Ltd. (CSK-2) -- 28,441 shares.

     - Weston Presidio Capital II, L.P. -- 255,973 shares.

     - Weston Presidio Capital III, L.P. -- 406,392 shares.

     - WPC Entrepreneur Fund, L.P. -- 20,229 shares.

     - Highland Capital Partners IV -- 655,290 shares.

     - Highland Entrepreneurs Fund IV -- 27,304 shares.

     - APA Excelsior IV, L.P. -- 71,365 shares.

     - Patricof Private Investment Club, L.P. -- 1,365 shares.

     - Coutts & Co. Cayman Ltd. c/o APA Excelsior IV/Offshore, L.P. -- 12,595 shares.

     Alan J. Patricof, the Chairman of Medscape's board, is a Co-Chairman at Patricof & Co. Ventures, Inc., that manages APA Excelsior IV, L.P., Coutts & Co. Cayman Ltd. c/o APA Excelsior IV/Offshore, L.P., Patricof Private Investment Club and APA Excelsior Fund. Carlo A. von Schroeter, a director of Medscape and designee of Weston Presidio Capital, is a General Partner at Weston Presidio Capital, that manages Weston Presidio Capital II, L.P., Weston Presidio Capital III, L.P. and WPC Entrepreneur Fund, L.P. Mr. von Schroeter was elected as a director as a condition to the investment by these entities.

ACQUISITION OF HEALTHCARE COMMUNICATIONS GROUP, LLC

     In October 1998, we acquired all the membership interests of Healthcare Communications Group, LLC for 1,825,435 shares of our Class B Common Stock, and $1,075,000 in cash. Dr. Jeffrey L. Drezner owned the majority of the membership interests of Healthcare Communications Group. Contemporaneously with our acquisition of Healthcare Communication Group, we hired Dr. Drezner as Executive Vice President with an initial base salary of $195,000 and, as a condition to the acquisition, Dr. Drezner was elected as a director of Medscape. In connection with Dr. Drezner's employment agreement, he purchased 1,825,435 restricted shares of Class B Common Stock in exchange for a promissory note in the principal amount of $627,950 with 5.12% interest per annum. This note is secured by a pledge of the stock and the principal remains outstanding. These restricted shares will vest in yearly installments over a three year period through December 31, 2001, based upon the achievement of targeted revenue performance goals. Restricted shares which do not vest are subject to forfeiture.

SERIES C TRANSACTION

     On March 17, 1998, pursuant to amendments to an earlier financing agreement entered into by various investors in October 31, 1997 involving the purchase of 1,478,359 shares of Series C Preferred Stock at $4.60 per share, we sold an additional 932,401 shares of Series C Preferred Stock at a purchase price of $4.29 per share, which was paid in cash. This investment triggered anti-dilution provisions inherent in the outstanding 1,478,359 shares of Series C Preferred Stock, making them convertible into 1,585,186 shares of common stock upon conversion. The 932,401 shares of Series C Preferred Stock, which are convertible into 932,401 shares of common stock upon conversion, were redesignated as Series C-1 Preferred Stock on March 5, 1999, in connection with the Series D Transaction described above to distinguish their conversion rate from that of the March 1997 investors. The purchasers of the 932,401 shares of Series C Preferred Stock included the following holders of more than 5% of the common stock, assuming the conversion of outstanding preferred shares:

     - TBG Information Investors, LLC -- 699,301 shares.

     - Media Technology Ventures, L.P. -- 206,433 shares.

     - Media Technology Ventures Entrepreneurs Fund, L.P. -- 26,667 shares.

     Oakleigh Thorne, a director of Medscape, is Chairman and Chief Executive Officer of TBG Information Investors, LLC. Mr. Thorne was elected as a director as a condition to the investment by TBG Information Investors, LLC. Marc Butlein, a designee of Media Technology Ventures, L.P. and Media Technology Ventures Entrepreneurs Fund, L.P., was elected as a director as a condition to the earlier investment by Media Technology Ventures, L.P. and Media Technology Entrepreneurs Fund, L.P. in March 1997.

TRANSACTIONS WITH SCP COMMUNICATIONS, INC.

     On April 1, 1996, we entered into an agreement with SCP Communications, Inc. for administrative and support services, including accounting, clerical, secretarial and receptionist assistance. We renewed this agreement in each of 1997 and 1998. From April 1, 1996 until March 31, 1997, we paid SCP Communications $35,000 per month for these services. Beginning on April 1, 1997 through June 30, 1998, as we expanded our own administrative and support services, this amount was reduced to $12,000 per month. The service agreement increased to $14,950 for the period July 1, 1998 to April 30, 1999 to reflect additional services. Under this agreement, we agreed to reimburse out-of-pocket costs incurred by SCP Communications in connection with these services. We terminated the agreement on April 30, 1999.

     On April 1, 1996, we also entered into a financing agreement with SCP Communications that provided that they would advance funds to us under specified circumstances. The agreement provided for financing of up to $1 million, payable on demand, with interest at SCP Communications' borrowing rate plus 2%, payable quarterly. We received loan proceeds of $550,000 in 1996 and further proceeds of $1 million in 1997. In 1997 we repaid $1.15 million to SCP Communications reducing the balance to $359,000 at December 31, 1997. We fully repaid this balance in 1998.

     Peter M. Frishauf and Oakleigh Thorne currently serve as directors of SCP Communications. Peter M. Frishauf was the Chief Executive Officer of SCP Communications until April 1996, and an employee of SCP Communications until January 15, 1999. TBG Information Investors, LLC owns a majority of the outstanding voting stock of SCP Communications. Alan J. Patricof resigned as a director of SCP Communications, Inc. on November 25, 1997.

                              RECENT TRANSACTIONS

TRANSACTIONS WITH CBS

     On the date of this Prospectus, we entered into an agreement with CBS under which CBS agreed to purchase 600,000 shares in this offering at $7.44 per share.

     On July 7, 1999, we entered into a common stock purchase agreement and on August 3, 1999, in related transactions we entered into an advertising and promotion agreement, a trademark and content agreement, a stockholders' agreement and a registration rights agreement with CBS Corporation.

     Stock Purchase Agreement. Under the stock purchase agreement, we issued 7,397,208 shares of Class A Common Stock and 6,541,160 shares of Class B Common Stock to CBS for an aggregate purchase price of $139,383.68, which was paid in cash, and $156,860,616.32, to be paid through the provision by CBS of advertising services under the advertising and promotion agreement and a license to the "CBS" trademark and "Eye" design and selected health-related news content under the trademark and content agreement.

     Advertising and Promotion Agreement. Over the term of the advertising and promotion agreement, CBS will arrange for the placement of approximately $150 million worth of advertising and promotion in the United States for our consumer and professional Web sites and our other products and services. The possible media categories in which this advertising and promotion will be placed include:

     - CBS television network programming;

     - CBS owned and operated television and radio station programming;

     - CBS outdoor billboards;

     - CBS Internet sites; and

     - CBS cable.

All advertising and promotional materials are subject to CBS's advertising guidelines and preemption policies and CBS is not required to make any ad placements if the exigencies of time or contractual obligations prevent or restrict CBS from doing so.

     The term of the advertising and promotion agreement will expire on August 3, 2006. In addition, CBS may terminate the agreement and have no further obligation to us under the agreement if:

     - we issue to a CBS competitor a number of voting securities that result in the competitor owning or controlling 9% or more of our voting securities;

     - we materially breach a material term of the advertising and promotion agreement or any of the other agreements with CBS of the same date;

     - we become insolvent or commence bankruptcy or similar proceedings, or

     - CBS.Medscape.com ceases to operate for specified periods of time.

     In addition, in the event of a breach by CBS of the advertising and promotion agreement, we may terminate the agreement in which case CBS's obligation to provide advertising and promotion would continue unless CBS elects to pay us, over the remaining term of the agreement, the cash equivalent of the difference between approximately $150 million and the value of advertising and promotion already provided, or unless CBS is required to pay such amount because it is unable to provide the advertising and promotion because the parties cannot agree on a media plan for a contract year which is consistent with prior media plans.

     Trademark and Content Agreement. Under the trademark and content agreement, CBS granted us a non-exclusive license to use on our consumer Web site, CBS.Medscape.com, the "CBS" trademark and "Eye" design and selected health-related news content contained in CBS network television news programs.

Under the agreement, CBS retains significant control over the use and presentation of the CBS health content and CBS trademarks. For example:

     - our use of the CBS health-related news content and trademarks must conform to CBS's guidelines; and

     - CBS may refuse to deliver, or require us to cease using, content that CBS determines conflicts with, or interferes with or is detrimental to CBS's interests, reputation or business or which might subject CBS to legal liability or regulatory action.

     During the term of the agreement, our consumer Web site will be the exclusive healthcare Internet site integrated into CBS News programming. This integration will be accomplished by CBS News, when appropriate and at its discretion, directing viewers of CBS News programs to CBS.Medscape.com for more information regarding health-related news stories and features. In addition, during the term of the agreement, with limited exceptions, CBS may not:

     - license the CBS trademarks in connection with the branding of any competitive Web site; or

     - make available any CBS health content on any competitive Web site.

     The term of the trademark and content agreement expires on August 3, 2006. In addition, CBS may terminate the agreement if:

     - we issue to a CBS competitor a number of voting securities that result in the competitor owning or controlling 9% or more of our voting securities;

     - we breach a material term of the trademark and content agreement or any of the other agreements with CBS of the same date; or

     - we become insolvent or subject to bankruptcy or similar proceedings.

The agreement provides that we and CBS can mutually decide to use a brand name other than CBS.Medscape.com for our consumer site.

     Stockholders' Agreement. The stockholders' agreement provides that CBS is entitled to designate up to three members to our board of directors as long as it holds at least 30% of our outstanding voting securities; two, as long as it holds at least 20% but less than 30% of our outstanding voting securities; or one, as long as it holds at least 12.5% but less than 20%, of our outstanding voting securities. If CBS's holdings of our outstanding voting securities fall below 12.5% but the reduction is not caused by the sale of any securities by CBS, CBS will continue to have the right to designate one individual to our board of directors. If the size of our board of directors is increased beyond ten members, the number of individuals that CBS is entitled to designate will be adjusted upward to reflect the percentage of our outstanding voting securities that it holds. We have agreed to use our best efforts to cause any shares of our stock for which our management or board of directors hold proxies or are otherwise entitled to vote, to be voted in favor of the CBS designees. As a condition to the closing of the transaction with CBS, substantially all holders of more than 5% of our common stock and our Chief Executive Officer, Executive Vice President and Executive Committee Chairman have entered into a joinder agreement to the CBS stockholders' agreement under which they agree to the above provisions relating to CBS's rights to designate members to our board of directors.

     In addition, if we propose to issue new voting securities, or securities convertible into or exchangeable for voting securities that would reduce CBS's percentage of ownership of our voting securities, CBS will have the right to purchase for cash a number of securities on the same terms in an amount necessary to maintain its percentage ownership of voting securities, not to exceed a percentage equal to the percentage of the outstanding voting securities held by CBS upon the consummation of this offering. If we receive non-cash consideration for an issuance, the purchase price for CBS will be a per share price equal to the "fair market value" of the non-cash consideration.

     This purchase right will not apply to issuances by us in any calendar year of:

     - up to an aggregate of 7.5% of our outstanding common stock pursuant to stock option plans approved by our board of directors, plus shares issued upon the exercise of outstanding option and warrants, conversion of or exchange for any outstanding convertible or exchangeable securities or the effectuation of a stock split or dividend payable in shares of common stock or other securities or rights convertible into our common stock;

     - up to an aggregate of 7.5% of our outstanding common stock in follow-on public offerings, the proceeds of which are to be used for general corporate purposes; and

     - up to 5% of our outstanding common stock per acquisition in connection with acquisitions approved by our board of directors, provided we do not issue, in the aggregate, more than 10% of our outstanding common stock in connection with these acquisitions in any year.

     Furthermore, if we consummate an acquisition by issuing more than 5% of our outstanding common stock and the price for our common stock is below a specified level, we will be required to issue CBS a warrant to purchase the number of shares of our common stock necessary to maintain CBS's then current percentage ownership. The warrant will expire on the third anniversary of the acquisition.

     Registration Rights Agreement. Under the registration rights agreement, CBS has "piggyback" registration rights. If we propose to register any common stock under the Securities Act, CBS may require us to include all or a portion of its securities in the registration. However, the managing underwriter, if any, of any common stock offering has rights to limit the number of CBS's securities proposed to be included in the registration.

     We would bear all registration expenses incurred in connection with these registrations. CBS would pay all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of its securities.

     The registration rights of CBS under the registration rights agreement will terminate when CBS may sell all of its shares in a three-month period under Rule 144 promulgated under the Securities Act.

TRANSACTIONS WITH NATIONAL DATA CORPORATION

     On August 4, 1999, we sold 400,000 shares of Series E Preferred Stock at a purchase price of $25 per share and 1,000,000 shares of Class A Common Stock at a purchase price of $10 per share to National Data Corporation. The 400,000 shares of Series E Preferred Stock will convert into 1,250,000 shares of our common stock upon completion of the offering. In exchange for the shares, we received $10,000,000 in cash and will receive $10,000,000 of value attributed to licensing and promotional value, product purchase amounts and credits against future commissions due by us to NDC, to be provided under the terms of a separate license and product development agreement, also dated July 7, 1999.

     Under the license and product development agreement:

     - our Web site will be the exclusive healthcare content Web site integrated into NDC's physician practice management product until September 30, 2000, after which we will have the right of first negotiation to extend the exclusive arrangement;

     - NDC will have the right of first negotiation to provide us with clinical data interchange and data management services in the United States;

     - we will have the right of first negotiation to provide healthcare content to NDC's healthcare products in the United States; and

     - we will work jointly with NDC to identify market opportunities and to develop, market and sell new products.

The term of the license and product development agreement expires on July 7, 2002.

TRANSACTION WITH AMERICA ONLINE, INC.

     On September 3, 1999, we entered into an interactive services agreement with America Online, Inc., under which AOL must provide us with a guaranteed number of impressions, through promotions like banners and links to our sites on various AOL properties, over a three-year period. An impression occurs any time a user sees a screen that combines our name or brand with a link to one of our co-branded sites. In exchange for this promotion, we agreed to pay AOL $33 million over a two-year period and issued AOL two seven-year warrants, each to purchase up to 1,352,158 shares of our Class A Common Stock. Of the $33 million, $3 million was paid at the time of signing and $10 million will be due within 15 days after completion of this offering. One of the warrants is fully vested now and has an exercise price of $10 per share. The other will vest over the next three years based on AOL's achievement of specified performance targets and will have exercise prices equal to the fair market value of our common stock at the time of vesting.

     Under the agreement, we will develop separate AOL co-branded consumer sites which will appear and be promoted on AOL, AOL.com, CompuServe Service, Netscape Netcenter and Digital City, which are AOL properties. The content, advertising and format of these sites must comply with AOL guidelines. We must complete development of the co-branded sites between January 2 and March 1, 2000. If the sites are not prepared within this time frame, AOL may reduce the number of impressions that it must deliver on a pro rata basis based on the number of days of the delay and may terminate this agreement after 60 days. We must also mention AOL in a substantial portion of our advertising and promotion of the consumer sites, including advertising placed through our agreement with CBS.

     Our agreement with AOL expires on September 3, 2002, but may be extended unilaterally by AOL for nine months with no additional payments due from us. AOL may terminate the agreement early in the event of the following:

     - on, or within 90 days after, September 2, 2001 if AOL exercises its buy-out right and pays us a specified termination fee plus the value of any shortfall in the number of impressions delivered during the 24-month period, in which case any unexercised performance-based warrants will be extinguished;

     - a material claim or proceeding is brought against us for professional negligence or wrongdoing, including malpractice or practicing medicine without the appropriate license, which on its face appears to be meritorious and which appears to have the potential for significantly damaging AOL's or our reputation;

     - we are acquired by, or merge with, selected companies specified in the agreement, in which case we will be required to make the next payment installment to AOL and all of AOL's unvested warrants will automatically vest;

     - we are acquired by, or merge with, an entity other than the selected companies specified in the agreement in which case AOL may elect to terminate the agreement with no further payments from us, or continue it and receive all of the payments due to it under the agreement; or

     - we do not complete preparation of the co-branded sites within 60 days of the time frames established in the agreement.

     In addition, AOL may terminate its promotional obligations if all of the following occur:

     - we no longer employ a nationally recognized high-quality editorial staff and independent editorial board to monitor our content;

     - at any time 180 days after the effective date of the agreement, our sites, taken as a whole, are not ranked among the top five health content and interactive tool sites, not including Dr. Koop and AOL Health, for at least two consecutive months in terms of both traffic and audience reach; and

     - at any time our Web sites, taken as a whole, are not one of the top five health content and interactive tool sites for at least two consecutive months in terms of quality, with respect to all material quality averages or standards in the industry, based on a cross-section of independent third-party reviewers who are recognized authorities in the healthcare industry.

     The agreement may also be terminated by either AOL or us in the event of a material breach by the other. If the agreement is terminated because of AOL's material breach, any unexercised performance-based warrants will be extinguished.

     On the AOL co-branded sites, our agreement specifies the types of programming that we will provide on AOL's properties, and limits us to providing consumer healthcare content. Any of our content that appears on AOL's proprietary online service is limited to the programming specified in our agreement, and any new types of programming require AOL's prior written approval. In addition, the agreement limits us to providing links to our current suite of healthcare tools and requires AOL's approval of future healthcare tools.

     The agreement further limits our ability to advertise, promote or enter into commercial arrangements with specified entities including several major media and internet companies. These restrictions may impair our ability to create further strategic relationships which could impede our growth and provide opportunities for our competitors.

     On our co-branded consumer sites, the agreement:

     - prevents us from linking to or selling advertisements to any entity reasonably construed to be competitive with AOL or any entity in a category where there is a pre-existing exclusive relationship with AOL; and

     - requires us to design the co-branded sites so that users stay on them or AOL properties, and are not sent to external Web sites.

     On our consumer sites in general, including CBS.Medscape.com, our agreement with AOL requires us to implement Web calendar and instant messaging systems that are compatible with AOL's and that are not developed by an AOL competitor. We must also offer AOL the opportunity to develop any online tools, other than healthcare tools, for our consumer sites on commercially reasonable terms, and if we do not use AOL, we are restricted in some aspects of our promotion and co-branding of these tools. On our AOL co-branded sites, the agreement limits our developmental flexibility further by prohibiting us from using some AOL competitors for development and placing limits on our promotion of new tools.

     The agreement also prevents us, in some cases, from using our television advertising to promote some competitors of AOL.

                             PRINCIPAL STOCKHOLDERS

     The following table shows information with respect to beneficial ownership of our common stock, as of August 31, 1999, after giving pro forma effect to the preferred stock conversion at the initial offering price of $8.00 per share and as adjusted to reflect the sale of the common stock offered by Medscape in this offering, for:

     - each person known by Medscape to beneficially own more than 5% of the common stock;

     - each director of Medscape;

     - each executive officer named in the Summary Compensation Table; and

     - all directors and executive officers of Medscape as a group.

Beneficial ownership is determined under the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities.

     Unless indicated otherwise below, the address for each listed director and officer is Medscape, Inc., 134 West 29th Street, New York, New York 10001-5399. Except as indicated by footnote, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options held by that person that are exercisable within 60 days of August 31, 1999 but excludes shares of common stock underlying options held by any other person. Percentage of beneficial ownership is based on 36,943,533 shares of common stock outstanding as of August 31, 1999, after giving effect to the conversion of the convertible preferred stock, and 43,693,533 shares of common stock outstanding after completion of this offering.

                                                                           PERCENTAGE BENEFICIALLY OWNED
                                                          SHARES OF        ------------------------------
                                                         COMMON STOCK        BEFORE              AFTER
NAME OF BENEFICIAL OWNER                              BENEFICIALLY OWNED    OFFERING           OFFERING
CBS Corporation(1)...................................    13,938,368.0           37.7%              31.9%
National Data Corporation(2).........................     2,193,750.0            5.9                5.0
Entities associated with Patricof & Co. Ventures,
  Inc.(3)............................................     3,506,062.5            9.5                8.0
Entities associated with CSK Venture Capital Co.,
  Ltd.(4)............................................     1,378,812.5            3.7                3.2
Entities associated with Highland Capital Partners,
  Inc.(5)............................................     1,706,485.0            4.6                3.9
Entities associated with Media Technology
  Ventures(6)........................................     1,961,825.0            5.3                4.5
TBG Information Investors, LLC(7)....................     1,748,252.5            4.7                4.0
Entities associated with Weston Presidio Capital
  Funds(8)...........................................     1,706,485.0            4.6                3.9
Paul T. Sheils(9)....................................       416,666.5            1.1                  *
Jeffrey L. Drezner, M.D., Ph.D.(10)..................     3,431,817.5            9.3                7.9
Peter M. Frishauf(11)................................     1,794,492.5            4.9                4.1
Marc Butlein(12).....................................        27,500.0              *                  *
Esther Dyson(13).....................................        68,512.5              *                  *
Alan J. Patricof(14).................................     3,614,812.0            9.8                8.3
Carlo A. von Schroeter(15)...........................     1,706,485.0            4.6                3.9
Oakleigh Thorne(16)..................................     1,769,502.5            4.8                4.0
Andrew Heyward.......................................            --                *                  *
Fredric G. Reynolds..................................            --                *                  *
All executive officers and directors as a group
  (15 persons)(17)...................................    12,829,788.5           34.7%              29.4%

---------------

  * Less than one percent.

 (1) CBS has agreed to purchase 600,000 shares in the offering which will result in it beneficially owning 14,538,368 shares or 33.3% of the outstanding shares after the offering.

 (2) Represents 975,000 shares of common stock into which 975,000 shares of Class A Common will convert and 1,218,750 shares of common stock into which the 390,000 shares of Series E Preferred Stock will convert at a 3.125-for-one basis assuming an initial offering price of $8.

 (3) Represents 665,825 shares held in record by APA Excelsior IV, L.P., 117,502.5 shares held of record by Coutts & Co. Cayman Ltd. c/o APA Excelsior IV/Offshore, L.P., 12,735 shares held of record by Patricof Private Investment Club, L.P., 2,632,000 shares held of record by APA Excelsior Fund and 78,000 shares held of record by Patricof & Co. Ventures, Inc. APA Excelsior IV Partners, L.P. is the general partner of Coutts & Co. Cayman Ltd., Patricof Private Investment Club, L.P. and APA Excelsior IV, L.P. APA Excelsior IV Partners, L.P., has one general partner, Patricof & Co. Managers, Inc. The sole shareholder of Patricof & Co. Managers, Inc. is Alan Patricof. Mr. Patricof is also the General Partner of APA Excelsior Fund and the Chairman of Patricof & Co. Ventures, Inc. Each of the above funds disclaims beneficial ownership of any of the shares owned by any other above fund. The address for Patricof & Co. Ventures, Inc. is c/o Alan
     J. Patricof, 445 Park Avenue, New York, NY 10021.

 (4) Represents 459,605 shares held of record by CSK Venture Capital Co., Ltd., as investment manager for CSK-1(B) Investment Fund, 459,602.5 shares held of record by CSK Venture Capital Co., Ltd., as investment manager for CSK-2 Investment Fund, 459,605 shares held of record by CSK Venture Capital Co., Ltd., as investment manager for CSK-1(A) Investment Fund. Each of the above funds disclaims beneficial ownership of any of the shares owned by any other above fund. Messrs. Isao Okawa and Masahiro Aozono serve as the representative directors of CSK Venture Capital Co., Ltd. Each of CSK Venture Capital Co., Ltd, Isao Okawa and Masahiro Aozono disclaims beneficial ownership of these shares except to the extent of their pecuniary interest, if any. The address for the CSK Venture Capital Co., Ltd. is CSK Corporation, Kenchikukaikan, 7F, 5-26-20 Shiba, Minato-Ku, Tokyo 108-0014, Japan.

 (5) Represents 1,638,225 shares held of record by Highland Capital Partners IV Limited Partnership and 68,260 shares held of record by Highland Entrepreneurs' Fund IV Limited Partnership. Each of the above funds disclaims ownership of any of the shares owned by any other above fund. The above funds have agreed to purchase an aggregate of 75,000 shares in the offering, which will result in them owning 1,781,485 shares or 4.1% of the outstanding shares after the offering. Highland Capital Partners, Inc. manages, and each of Messrs. Daniel Nova, Robert Higgins, Paul Maeder and Wycliffe Grousbeck serve as general partners of, Highland Capital Partners IV Limited Partnership and Highland Entrepreneurs' Fund IV Limited Partnership. Each of Messrs. Nova, Higgins, Maeder and Grousbeck disclaims beneficial ownership of these shares except to the extent of their pecuniary interests, if any. The address for the Highland Capital Partners, Inc. is Two International Place, Boston, MA 02100.

 (6) Represents 1,737,455 shares held in record by Media Technology Ventures, L.P. and 224,370 shares held of record by Media Technology Ventures Entrepreneurs Fund, L.P. Each of the above funds disclaims ownership of any of the shares owned by any other above fund. Media Technology Ventures, L.P. and Media Technology Ventures Entrepreneurs Fund, L.P. are managed by Media Technology Management, LLC of which Messrs. Robert Ackerman and Jonathan Funck and AVI Management, LLC are managing partners. Messrs. Barry Weinman, Peter Wolken and Brian Grossi are general partners of AVI Management, LLC. Messrs. Ackerman, Funck, Weinman, Wolken and Grossi disclaim beneficial ownership of these shares except to the extent of their pecuniary interest. The address for the Media Technology Ventures entities is One First Street, Los Angeles, CA 94022.

 (7) Messrs. Jack W. Blumenstein and Oakleigh Thorne serve as managers of TBG Information Investors, LLC. Each of Mr. Blumenstein and Mr. Thorne disclaims beneficial ownership of the shares held by TBG Information Investors, LLC, except to the extent of their pecuniary interest, if any.

 (8) Represents 639,932.5 shares held of record by Weston Presidio Capital II, L.P., 1,015,980 shares held of record by Weston Presidio Capital III, L.P. and 50,572.5 shares held of record by WPC Entrepreneur Fund, L.P. The above funds have agreed to purchase an aggregate of 75,000 shares in the offering, which will result in them owning 1,781,485 shares or 4.1% of the outstanding shares after the offering.

     Each of the above funds disclaims beneficial ownership of any of the shares owned by any other above fund. Weston Presidio Capital Management III, LLC, is the general partner of Weston Presidio Capital III, L.P. and WPC Entrepreneur Fund, L.P. The managing members of Weston Presidio Capital Management III, LLC, are Messrs. Michael F. Cronin, Michael P. Lazarus, James B. McElwee, Carlo A. von Schroeter, Philip W. Halperin and Mark L. Bono, each of whom disclaims beneficial ownership of the shares except to the extent of their pecuniary interests if any. Weston Presidio Capital Management II, L.P., is the general partner of Weston Presidio Capital II, L.P. The general partners of Weston Presidio Capital Management II, L.P., are Messrs. Michael F. Cronin, Michael P. Lazarus, James B. McElwee, Carlo
     A. von Schroeter and Philip W. Halperin, each of whom disclaims beneficial ownership of the shares except to the extent of their pecuniary interests, if any. The address for Weston Presidio Capital is One Federal Street, 21st Floor, Boston, MA 02110-2004.

 (9) Includes 416,666 shares of common stock issuable upon the exercise of options exercisable within 60 days of August 31, 1999.

(10) Includes 1,825,435 shares of restricted stock issued pursuant to the terms of Dr. Drezner's employment agreement.

(11) Includes 6,250 shares of common stock issuable upon exercise of options exercisable within 60 days of August 31, 1999.

(12) Includes 27,500 shares of common stock issuable upon exercise of options exercisable within 60 days of August 31, 1999.

(13) Includes 3,750 shares of common stock issuable upon exercise of options exercisable within 60 days of August 31, 1999.

(14) Represents 665,825 shares held in record by APA Excelsior IV, L.P., 117,502.5 shares held of record by Coutts & Co. Cayman Ltd. c/o APA Excelsior IV/Offshore, L.P., 12,735 shares held of record by Patricof Private Investment Club, L.P., 2,632,000 shares held of record by APA Excelsior Fund, 78,000 shares held of record by Patricof & Co. Ventures, Inc. and 15,000 shares held of record by Mr. Patricof's sons. Also includes 93,749.5 shares of common stock issuable upon exercise of options exercisable within 60 days of August 31, 1999. Mr. Patricof disclaims beneficial ownership to the shares held of record by his sons, and disclaims beneficial ownership of the shares held of record by the above entities except to the extent of his pecuniary interest. The address for all of the above is c/o Alan J. Patricof, 445 Park Avenue, New York, NY 10021.

(15) Includes 639,932.5 shares held of record by Weston Presidio Capital II, L.P., 1,015,980 shares held of record by Weston Presidio Capital III, L.P. and 50,572.5 shares held of record by WPC Entrepreneur Fund, L.P., for both of which Mr. von Schroeter is a general partner of the managing partner. Mr. von Schroeter disclaims beneficial ownership of the shares held of record by the above entities except to the extent of his pecuniary interest.

(16) Includes 21,250 shares of common stock issuable upon exercise of options exercisable within 60 days of August 31, 1999. Also includes 1,748,252.5 shares held of record by TBG Information Investors, LLC, for which Mr. Thorne serves as a manager, Chairman and CEO. Mr. Thorne disclaims beneficial ownership of the shares held of record by TBG Information Investors, LLC except to the extent of his pecuniary interest.

(17) Includes 569,166.5 shares issuable upon the exercise of options exercisable within 60 days of August 31, 1999.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of this offering, our amended and restated certificate of incorporation will authorize the issuance of up to 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, the rights and preferences of which may be established from time to time by our board of directors. As of August 31, 1999, 23,034,860.5 shares of common stock were outstanding and 5,356,643 shares of convertible preferred stock convertible into 13,908,672.5 shares of common stock upon the completion of this offering were issued and outstanding. As of August 31 1999, we had 99 stockholders.

COMMON STOCK

     Upon the closing of this offering, all shares of Class B Common Stock will automatically convert on a one-for-one basis into Class A Common Stock, which will be redesignated as common stock. Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences that may be applicable to any preferred stock outstanding at the time, holders of common stock are entitled to receive ratable dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up of Medscape, holders of common stock would be entitled to share in our assets remaining after the payment of liabilities and liquidation preferences on any outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and shares of common stock offered by Medscape in this offering, when issued and paid for, will be, fully paid and nonassessable.

PREFERRED STOCK

     Upon the closing of this offering, all outstanding shares of preferred stock will convert into shares of common stock. Upon the closing of this offering, the board of directors will be authorized, subject to Delaware law, without stockholder approval, from time to time to issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

WARRANTS

     Upon the completion of this offering, we will have the following outstanding warrants to purchase shares of common stock:

     - a warrant to purchase 14,887.5 shares at a weighted average exercise price of $0.004 per share which will become exercisable on March 5, 2000 and expire on March 5, 2002.

     - two warrants, each to purchase up to 1,352,158 shares. One of the warrants is fully vested now and has an exercise price of $10 per share. The other warrant will become exercisable over a three-year period based on AOL meeting specified performance requirements and will have exercise prices equal to the fair market value of our common stock at the times of becoming exercisable. Both of these warrants are exercisable until August 31, 2006.

REGISTRATION RIGHTS

     After the offering, the holders of 33,357,858 shares of our common stock will be entitled to registration rights. Additionally, the holders of our warrants are entitled to registration rights in connection with the 2,719,203.5 shares issuable upon exercise of their warrants. These rights include rights to require us to include their common stock in future registration statements we file with the SEC and, in some cases, demand registration rights. Some holders may also require us to register their common stock once we are eligible to use a short-form registration statement. However, holders of substantially all of these shares have agreed not to exercise their registration rights until 180 days after the date of this prospectus. Registration of shares of common stock upon the exercise of demand registration rights would result in the covered shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of this registration.

CHARTER AND BYLAW PROVISIONS AND DELAWARE ANTI-TAKEOVER STATUTE

     Under Delaware law, we may not engage in a "business combination," which includes a merger or sale of more than 10% of our assets, with any "interested stockholder," namely, a stockholder who owns 15% or more of Medscape's outstanding voting stock, as well as affiliates and associates of any of these such persons, for three years following the time that stockholder became an interested stockholder unless:

     - the transaction in which the stockholder became an interested stockholder is approved by our board of directors prior to the time the interested stockholder attained that status;

     - upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of Medscape outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers; or

     - at or after the time the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

     The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Medscape. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of Medscape.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Medscape's certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware law. In addition, the certificate of incorporation and Bylaws provide that Medscape will indemnify directors and officers of Medscape to the fullest extent permitted by Delaware law. We believe that the provisions in our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     If our stockholders sell substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future and at a time and price that we deem appropriate.

     Upon completion of this offering, we will have outstanding an aggregate of 43,693,533 shares of our common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. As of August 31, 1999, we had approximately 99 holders of common stock, after giving effect to the conversion of the convertible preferred stock. Of these shares, all of the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless these shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. This leaves 36,943,533 shares eligible for sale in the public market as follows:

NUMBER OF SHARES                                                   DATE
    61,225...................................  After 90 days from the date of this prospectus.
19,468,765...................................  After 180 days from the date of this prospectus (subject, in some cases, to volume
                                               limitations).
17,413,543...................................  At various times after 180 days from the date of this prospectus (subject, in some cases,
                                               to volume limitations).

LOCK-UP AGREEMENTS

     All of our officers and directors and stockholders holding substantially all of our outstanding stock have signed lock-up agreements with our underwriters under which they agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 180 days after the date of this prospectus. Transfers or dispositions can be made sooner with the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     Under the terms of the CBS transaction, CBS has agreed not to offer, sell or otherwise dispose of the 13,938,368 shares of stock to be issued to it, or any other of our securities that may be held by it, including the 600,000 shares to be purchased by CBS in this offering, until August 3, 2000.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of our common stock then outstanding, which will equal approximately 436,000 shares immediately after this offering; or

     - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about Medscape, Inc.

RULE 144(k)

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Therefore, unless otherwise restricted, Rule 144(k) shares may be sold immediately upon the completion of this offering.

RULE 701

     In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

REGISTRATION RIGHTS

     After this offering, the holders of 33,357,858 shares of our common stock, or their transferees, will be entitled to rights with respect to the registration of those shares under the Securities Act. Additionally, the holders of our warrants, or their transferees, are entitled to rights with respect to the registration of the 2,719,203.5 shares issuable upon exercise of their warrants. After this registration, these shares of our common stock become freely tradeable without restriction under the Securities Act. These sales could have a material adverse effect on the trading price of our common stock.

STOCK OPTIONS

     Shortly after this offering, we intend to file a registration statement on Form S-8 covering the shares of common stock reserved for issuance under our stock option plan. Shares of common stock registered under any registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, unless the shares are subject to vesting restrictions or the lock-up agreements described above.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement, dated as of September 27, 1999, the underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation, Credit Suisse First Boston Corporation, Bear, Stearns & Co. Inc., Wit Capital Corporation and DLJdirect Inc. have severally agreed to purchase from Medscape the respective number of shares of common stock shown opposite their names below.

                                                                 NUMBER
UNDERWRITERS                                                    OF SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........    2,177,875
Credit Suisse First Boston..................................    1,100,400
Bear, Stearns & Co. Inc.....................................    1,031,625
Wit Capital Corporation.....................................      137,550
DLJdirect Inc...............................................      137,550
BancBoston Robertson Stephens...............................       75,000
Deutsche Bank Securities....................................       75,000
Goldman, Sachs & Co. .......................................       75,000
Hambrecht & Quist LLC.......................................       75,000
ING Barings.................................................       75,000
Lehman Brothers Inc. .......................................       75,000
Merrill Lynch & Co.  .......................................       75,000
J.P. Morgan & Co. ..........................................       75,000
Salomon Smith Barney........................................       75,000
SG Cowen....................................................       75,000
George K. Baum & Company....................................       35,000
Doft & Co., Inc. ...........................................       35,000
EVEREN Securities, Inc. ....................................       35,000
First Union Capital Markets Corp. ..........................       35,000
Gruntal & Co., L.L.C. ......................................       35,000
HCFP/Brenner Securities L.L.C. .............................       35,000
Janney Montgomery Scott Inc. ...............................       35,000
McDonald Investments Inc. ..................................       35,000
Needham & Company, Inc. ....................................       35,000
Punk, Ziegel Company, L.P. .................................       35,000
Raymond James & Associates, Inc. ...........................       35,000
Sanders Morris Mundy........................................       35,000
Sands Brothers & Co., Ltd. .................................       35,000
Suntrust Equitable Securities...............................       35,000
Sutro & Co. Incorporated....................................       35,000
Tucker Anthony Cleary Gull..................................       35,000
C.E. Unterberg, Towbin......................................       35,000
Volpe Brown Whelan & Company, LLC...........................       35,000
B.C. Ziegler and Company....................................       35,000
                                                                ---------
          Total.............................................    6,000,000
                                                                =========

     We have agreed to sell the additional 750,000 shares offered by this prospectus directly to three purchasers.

     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock offered in this prospectus require the approval by their counsel of legal matters and other conditions. The underwriters must purchase and accept delivery of 6,000,000 the shares of common stock offered through this prospectus, other than those shares covered by the over-allotment option described below.

     The underwriters propose to initially offer some of the shares of common stock directly to the public at the public offering price on the cover page of this prospectus and some of the shares of common stock to dealers, including the underwriters, at the public offering price less a concession not in excess of $.34 per share. The underwriters may allow, and these dealers may re-allow, to other dealers a concession not in excess of $.10 per share. After the initial offering of the common stock, the representatives of the underwriters may change the public offering price and other selling terms at any time without notice. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The following table shows the underwriting fees to be paid to the underwriters by us in this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                          NO         FULL
                                                       EXERCISE    EXERCISE
Per Share............................................      .56         .56
Total................................................  3,360,000   3,864,000

     We will pay the offering expenses, estimated to be $2,575,000.

     An electronic prospectus is available on the Web sites maintained by DLJdirect Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation, Wit Capital Corporation, and other dealers and selected dealers designated by Wit Capital Corporation. Other than the prospectus in electronic format, the information on these Web sites relating to the offering is not part of this prospectus and has not been approved and/or endorsed by Medscape or the underwriters, and should not be relied on by prospective investors.

     In July 1999, Donaldson, Lufkin & Jenrette Securities Corporation was hired to serve as financial advisor to Medscape in connection with potential strategic transactions. Medscape has agreed to pay Donaldson, Lufkin & Jenrette Securities Corporation customary compensation in the form of a retainer fee as well as transaction fees for rendering financial advisory services for the transactions with CBS Corporation and National Data Corporation. These transactions and fees are independent of, and not contingent upon, the completion of the offering.

     Wit Capital Corporation, a member of the National Association of Securities Dealers, Inc., will participate in the offering as one of the underwriters. The NASD approved the membership of Wit Capital on September 4, 1997. Since that time, Wit Capital has acted as an underwriter in over 100 public offerings, including 80 initial public offerings. Wit Capital's Chairman and co-Chief Executive Officer has made an indirect investment in our Series C Preferred Stock, par value $0.01, which will represent less than 1% of our outstanding shares after this offering. Except for its participation as an underwriter in this offering and the indirect ownership of our shares by one of its Chairman and co-Chief Executive Officer, Wit Capital has no relationship with us or any of our affiliates.

     Credit Suisse First Boston Corporation acted as placement agent in connection with a private placement of our Series D Preferred Stock, for which it received customary compensation.

     Medscape has granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 900,000 additional shares of common stock at the public offering price less underwriting discounts and commissions. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with the offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, under conditions specified in the underwriting agreement, to purchase its pro rata portion of the additional shares based on that underwriter's percentage underwriting commitment as indicated in the preceding table.

     Medscape has agreed to indemnify the underwriters against liabilities specified in the underwriting agreement, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make because of these liabilities.

     Each of Medscape, our executive officers and directors and substantially all of our stockholders has agreed, for a period of 180 days after the date of this prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, not to:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

     - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock.

The underwriting agreement contains limited exceptions to these lock-up agreements.

     In addition, during this 180-day period, Medscape has also agreed not to file any registration statement for, and each of its executive officers, directors and several stockholders of Medscape has agreed not to make any demand for, or exercise any right for, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without Donaldson, Lufkin & Jenrette Securities Corporation's prior written consent.

     Prior to the offering, there has been no established trading market for the common stock. Medscape and the underwriters negotiated the public offering price for the shares of common stock offered by this prospectus. The factors they considered in determining the public offering price included:

     - the history of and the prospects for the industry in which Medscape competes;

     - the past and present operations of Medscape;

     - the historical results of operations of Medscape;

     - the prospects for future earnings of Medscape;

     - the recent market prices of securities of generally comparable companies; and

     - the general condition of the securities markets at the time of the offering.

     Other than in the United States, no action has been taken by Medscape or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered through this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements associated with the offer and sale of any the shares of common stock offered through this prospectus be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. You should inform yourself and observe any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered in this prospectus in any jurisdiction in which an offer or a solicitation is unlawful.

     As a result of the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot the offering, creating a syndicate short position. The underwriters may bid for and purchase shares of common stock in the open market to cover a syndicate short position or to stabilize the price of the common stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members if the syndicate repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or in some other way or if Donaldson, Lufkin & Jenrette Securities Corporation receives a report that indicates clients of such syndicate members have "flipped" the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The underwriters, at our request, have reserved for sale at the initial public offering price 350,000 shares of common stock to be sold in this offering for sale to our employees, directors and other persons designated by us. The number of shares available for sale to the general public will be reduced to the extent that any reserved shares are purchased. Any reserved shares not so purchased will be offered by the underwriters on the same basis as the other shares offered through this prospectus.

     We have reserved 750,000 shares of common stock to be sold directly to three purchasers. CBS Corporation has agreed to purchase 600,000 shares at $7.44 per share, which it has agreed not to dispose of until August 3, 2000. Each of Highland Capital Partners, Inc. and Weston Presidio Capital Funds, current Medscape stockholders, has agreed to purchase 75,000 shares from us at $8.00 per share and has agreed not to dispose of the shares for a period of 180 days.

                             VALIDITY OF THE SHARES

     The validity of the shares of common stock offered through this prospectus will be passed upon for us by Patterson, Belknap, Webb & Tyler LLP, New York, New York. Selected legal matters in connection with this offering will be passed upon for the underwriters by Hogan & Hartson L.L.P., Washington, D.C.

                                    EXPERTS

     The financial statements of Medscape as of and for the years ended December 31, 1998, as restated, and December 31, 1997 and the nine months ended December 31, 1996, included in this prospectus, which reports express our unqualified opinion and include an explanatory paragraph referring to the restatement of the financial statements as of and for the year ended December 31, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing in this prospectus and are included in reliance upon the reports of that firm given upon their authority as experts in accounting and auditing.

     The financial statements of Healthcare Communications Group, LLC as of and for the period ended October 27, 1998 and as of and for the year ended December 31, 1997 included in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing in this prospectus and are included in reliance upon the reports of that firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1, including amendments to it, relating to the common stock offered by us. This prospectus does not contain all of the information in the registration statement and its exhibits and schedules. For further information with respect to Medscape and our common stock, you should review the registration statement and its exhibits and schedules. A copy of the registration statement may be inspected without charge at the SEC's principal office in Washington, D.C. and copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at Seven World Trade Center, New York, New York 10048, and the Chicago Regional Office located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, upon payment of fees prescribed by the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's Web site is http://www.sec.gov.

     Medscape intends to furnish its stockholders with annual reports containing audited financial statements certified by its independent auditors.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
MEDSCAPE, INC.
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets as of December 31, 1997 and
  December 31, 1998 (As Restated)...........................   F-3
Consolidated Statements of Operations for Nine Months Ended
  December 31, 1996, and for the Years Ended December 31,
  1997 and December 31, 1998 (As Restated)..................   F-4
Consolidated Statements of Shareholders' Equity (Deficiency)
  for the Nine Months Ended December 31, 1996, and for the
  Years Ended December 31, 1997 and December 31, 1998 (As
  Restated).................................................   F-5
Consolidated Statements of Cash Flows for the Nine Months
  Ended December 31, 1996, and for the Years Ended December
  31, 1997 and December 31, 1998 (As Restated)..............   F-6
Notes to Consolidated Financial Statements..................   F-7

Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of December 31,
  1998 and June 30, 1999 (unaudited)........................  F-18
Condensed Consolidated Statements of Operations for the Six
  Months Ended June 30, 1998 and June 30, 1999
  (unaudited)...............................................  F-19
Condensed Consolidated Statements of Cash Flows for the Six
  Months Ended June 30, 1998 and June 30, 1999
  (unaudited)...............................................  F-20
Notes to the Condensed Consolidated Financial Statements....  F-21

HEALTHCARE COMMUNICATIONS GROUP, LLC
Independent Auditors' Report................................  F-24
Balance Sheets as of December 31, 1997 and October 27,
  1998......................................................  F-25
Statements of Operations for the Year Ended December 31,
  1997 and the Ten Months Ended October 27, 1998............  F-26
Statements of Member's Capital for the Year Ended December
  31, 1997 and the Ten Months Ended October 27, 1998........  F-27
Statements of Cash Flows for the Year Ended December 31,
  1997 and the Ten Months Ended October 27, 1998............  F-28
Notes to Financial Statements...............................  F-29

                          INDEPENDENT AUDITORS' REPORT

Medscape, Inc.
New York, New York

     We have audited the accompanying consolidated balance sheets of Medscape, Inc. and its subsidiary ("Medscape") as of December 31, 1997 and 1998, and the related consolidated statements of operations, shareholders' equity (deficiency), and cash flows for the nine months ended December 31, 1996 and each of the two years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of Medscape's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Medscape at December 31, 1997 and 1998 and the results of its operations and its cash flows for the nine months ended December 31, 1996 and the two years then ended December 31, 1998, in conformity with generally accepted accounting principles.

     As discussed in Note 14, the accompanying 1998 financial statements have been restated.

DELOITTE & TOUCHE LLP

New York, New York
February 12, 1999 (May 17, 1999 as to Note 13 and July 22, 1999 as to Note 14)

                                 MEDSCAPE, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1997           1998
                                                                            (AS RESTATED
                                                                            SEE NOTE 14)
ASSETS
Current Assets:
  Cash and cash equivalents (Note 2)........................  $ 3,627,903   $ 1,594,939
  Accounts receivable.......................................      634,200     1,350,194
  Prepaid expenses and other assets.........................       31,691        92,911
                                                              -----------   -----------
          Total current assets..............................    4,293,794     3,038,044
Property and equipment -- Net...............................      279,005       379,588
Intangible assets -- Net....................................       59,831        46,144
Goodwill -- Net.............................................           --     2,409,791
                                                              -----------   -----------
          Total assets......................................  $ 4,632,630   $ 5,873,567
                                                              ===========   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable..........................................  $    90,948   $   330,402
  Accrued expenses..........................................      154,529       308,394
  Accrued compensation......................................       13,000       152,248
  Accrued vacation..........................................       56,679        28,812
  Due to related party......................................      465,918        50,862
  Loan payable..............................................      358,949            --
  Deferred revenue..........................................      803,884       799,523
                                                              -----------   -----------
          Total current liabilities.........................    1,943,907     1,670,241
                                                              -----------   -----------
Commitments (Notes 10 and 12)
Shareholders' Equity:
  Common stock, Class A -- par value $.01; 15,000,000 shares
     authorized, 1,079,000 issued and outstanding...........       10,790        10,790
  Common stock, Class B -- par value $.01; 15,000,000 shares authorized, 1,726,645 and 5,792,318 issued and
     outstanding............................................       17,265        57,923
  Preferred stock, Series A -- par value $.01; 1,000,000
     shares authorized, 788,200 shares issued and
     outstanding............................................        7,882         7,882
  Preferred stock, Series B -- par value $.01; 1,000,000
     shares authorized, 0 issued and outstanding............           --            --
  Preferred stock, Series C -- par value $.01; 4,000,000
     shares authorized, 1,478,359 and 2,410,760 issued and
     outstanding............................................       14,784        24,108
  Additional paid-in capital................................    7,446,406    14,158,309
  Deferred stock compensation...............................           --      (715,436)
  Treasury stock............................................           --        (3,277)
  Notes receivable..........................................           --      (627,950)
  Accumulated deficit.......................................   (4,808,404)   (8,709,023)
                                                              -----------   -----------
          Total shareholders' equity........................    2,688,723     4,203,326
                                                              -----------   -----------
          Total liabilities and shareholders' equity........  $ 4,632,630   $ 5,873,567
                                                              ===========   ===========

                See notes to consolidated financial statements.

                                 MEDSCAPE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE NINE MONTHS ENDED DECEMBER 31, 1996 AND
                   THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                       NINE MONTHS
                                                          ENDED        YEARS ENDED DECEMBER 31,
                                                       DECEMBER 31,   ---------------------------
                                                           1996          1997           1998
                                                                                    (AS RESTATED,
                                                                                    SEE NOTE 14)
Revenues.............................................  $ 1,015,358    $ 1,522,183    $ 3,069,045
                                                       -----------    -----------    -----------
Operating expenses:
  Editorial, production, content and technology......    1,181,783      1,790,588      2,588,353
  Sales and marketing................................      278,269      1,200,745      2,356,432
  General and administration.........................      830,354      1,822,595      1,987,183
  Depreciation and amortization......................       41,325        159,862        286,699
                                                       -----------    -----------    -----------
          Total Operating Expenses...................    2,331,731      4,973,790      7,218,667
                                                       -----------    -----------    -----------
Loss from operations.................................   (1,316,373)    (3,451,607)    (4,149,622)
  Interest (income) expense..........................       28,117         12,307       (249,003)
                                                       -----------    -----------    -----------
Net loss.............................................  $(1,344,490)   $(3,463,914)   $(3,900,619)
                                                       ===========    ===========    ===========
Basic net loss per share.............................  $     (0.66)   $     (1.26)   $     (1.07)
Weighted average number of shares of common stock
  outstanding........................................    2,026,233      2,750,552      3,636,558

                See notes to consolidated financial statements.

                                 MEDSCAPE, INC.

          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' (DEFICIENCY) EQUITY
                FOR THE NINE MONTHS ENDED DECEMBER 31, 1996 AND
                   THE YEARS ENDED DECEMBER 31, 1997 AND 1998

                                  CLASS A               CLASS B             SERIES A            SERIES B             SERIES C
                               COMMON STOCK          COMMON STOCK       PREFERRED STOCK     PREFERRED STOCK       PREFERRED STOCK
                            -------------------   -------------------   ----------------   ------------------   -------------------
                             SHARES     AMOUNT     SHARES     AMOUNT    SHARES    AMOUNT    SHARES    AMOUNT     SHARES     AMOUNT
Balance, April 1, 1996....         --   $   --           --   $   --         --   $  --          --   $   --           --   $   --
 Initial capitalization --
   April 1, 1996..........  1,079,000   10,790    1,604,500   16,045    788,200   7,882          --       --           --       --
 Exercise of stock
   options................         --       --       22,500      225         --      --          --       --           --       --
 Net loss.................         --       --           --       --         --      --          --       --           --       --
                            ---------   -------   ---------   -------   -------   ------   --------   -------   ---------   -------
Balance, December 31,
 1996.....................  1,079,000   10,790    1,627,000   16,270    788,200   7,882          --       --           --       --
 Issuance of Preferred B
   Stock..................         --       --           --       --         --      --    (123,974)   1,240           --       --
 Conversion of Preferred
   Stock..................         --       --           --       --         --      --    (123,974)  (1,240)     326,087    3,261
 Issuance of Preferred C
   Stock..................         --       --           --       --         --      --          --       --    1,152,272   11,523
 Exercise of stock
   options................         --       --       99,645      995         --      --          --       --           --       --
 Contributed capital......         --       --           --       --         --      --          --       --           --       --
 Net loss.................         --       --           --       --         --      --          --       --           --       --
                            ---------   -------   ---------   -------   -------   ------   --------   -------   ---------   -------
Balance, December 31,
 1997.....................  1,079,000   10,790    1,726,645   17,265    788,200   7,882          --       --    1,478,359   14,784
 Purchase of Treasury
   Stock..................         --       --           --       --         --      --          --       --           --       --
 Options issued to
   nonemployees...........         --       --           --       --         --      --          --       --           --       --
 Deferred Stock
   Compensation related to
   issuance of options....         --       --           --       --         --      --          --       --           --       --
 Issuance of Preferred C
   Stock..................         --       --           --       --         --      --          --       --      932,401    9,324
 Issuance of Common B
   Stock (acquisition)....         --       --    3,650,870   36,510         --      --          --       --           --       --
 Exercise of stock
   options................         --       --      414,803    4,148         --      --          --       --           --       --
 Amortization of Deferred
   Stock Compensation.....         --       --           --       --         --      --          --       --           --       --
 Net loss.................         --       --           --       --         --      --          --       --           --       --
                            ---------   -------   ---------   -------   -------   ------   --------   -------   ---------   -------
Balance, December 31, 1998
 (As Restated, see Note
 14)......................  1,079,000   $10,790   5,792,318   $57,923   788,200   $7,882         --   $   --    2,410,760   $24,108
                            =========   =======   =========   =======   =======   ======   ========   =======   =========   =======


                            ADDITIONAL                                            DEFERRED
                              PAID-IN     ACCUMULATED   TREASURY     NOTES         STOCK
                              CAPITAL       DEFICIT      STOCK     RECEIVABLE   COMPENSATION      TOTAL
Balance, April 1, 1996....  $        --   $       --    $    --    $      --     $      --     $        --
 Initial capitalization --
   April 1, 1996..........       15,283           --         --           --            --          50,000
 Exercise of stock
   options................           18           --         --           --            --             243
 Net loss.................           --   (1,344,490)        --           --            --      (1,344,490)
                            -----------   -----------   -------    ---------     ---------     -----------
Balance, December 31,
 1996.....................       15,301   (1,344,490)        --           --            --      (1,294,247)
 Issuance of Preferred B
   Stock..................    1,498,760           --         --           --            --       1,500,000
 Conversion of Preferred
   Stock..................       (2,021)          --         --           --            --              --
 Issuance of Preferred C
   Stock..................    5,288,924           --         --           --            --       5,300,447
 Exercise of stock
   options................        3,078           --         --           --            --           4,073
 Contributed capital......      642,364           --         --           --            --         642,364
 Net loss.................           --   (3,463,914)        --           --            --      (3,463,914)
                            -----------   -----------   -------    ---------     ---------     -----------
Balance, December 31,
 1997.....................    7,446,406   (4,808,404)        --           --            --       2,688,723
 Purchase of Treasury
   Stock..................           --           --     (3,277)          --            --          (3,277)
 Options issued to
   nonemployees...........       65,000           --         --           --                        65,000
 Deferred Stock
   Compensation related to
   issuance of options....      497,445           --         --           --      (497,445)             --
 Issuance of Preferred C
   Stock..................    3,990,675           --         --           --            --       3,999,999
 Issuance of Common B
   Stock (acquisition)....    2,154,013           --         --     (627,950)     (467,311)      1,095,262
 Exercise of stock
   options................        4,770           --         --           --                         8,918
 Amortization of Deferred
   Stock Compensation.....           --           --         --           --       249,320         249,320
 Net loss.................           --   (3,900,619)        --           --            --      (3,900,619)
                            -----------   -----------   -------    ---------     ---------     -----------
Balance, December 31, 1998
 (As Restated, see Note
 14)......................  $14,158,309   $(8,709,023)  $(3,277)   $(627,950)    $(715,436)    $ 4,203,326
                            ===========   ===========   =======    =========     =========     ===========

                See notes to consolidated financial statements.

                                 MEDSCAPE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE NINE MONTHS ENDED DECEMBER 31, 1996 AND
                   THE YEARS ENDED DECEMBER 31, 1997 AND 1998

                                                       NINE MONTHS
                                                          ENDED               YEARS ENDED
                                                       DECEMBER 31,   ---------------------------
                                                           1996          1997           1998
                                                                                    (AS RESTATED,
                                                                                    SEE NOTE 14)
OPERATING ACTIVITIES
  Net loss...........................................  $(1,344,490)   $(3,463,914)   $(3,900,619)
  Adjustments to reconcile net loss to net cash used
     in operating activities:
     Deferred stock compensation expense.............           --             --        249,320
     Depreciation and amortization...................       41,325        159,862        286,699
     Recruiting fees -- issuance of options..........           --             --         65,000
  Changes in assets and liabilities:
     (Increase) decrease in accounts receivable......     (350,733)      (283,467)       474,365
     Increase in prepaid expenses....................      (10,431)       (21,260)        (6,489)
     Increase in accounts payable and accruals.......      225,979         89,178        149,742
     Increase (decrease) in due to related party.....      645,758       (179,840)      (415,056)
     Increase (decrease) in deferred revenue.........      712,224         91,660     (1,125,556)
                                                       -----------    -----------    -----------
          Net cash used in operating activities......      (80,368)    (3,607,781)    (4,222,594)
                                                       -----------    -----------    -----------
INVESTING ACTIVITIES
  Purchase of property and equipment.................     (245,543)      (221,850)      (261,732)
  Acquisition of intangible assets...................      (72,632)            --             --
  Payments for business acquired, net of cash
     acquired (note 1)...............................           --             --     (1,195,330)
                                                       -----------    -----------    -----------
          Net cash used in investing activities......     (318,175)      (221,850)    (1,457,062)
                                                       -----------    -----------    -----------
FINANCING ACTIVITIES
  Proceeds from loan.................................      546,667        962,283             --
  Payment of loan....................................           --     (1,150,000)      (358,949)
  Proceeds from issuance of preferred stock..........        7,882      6,800,447      3,999,999
  Proceeds from exercise of stock options............       42,361          4,073          8,918
  Purchase of treasury stock.........................           --             --         (3,276)
  Contributed capital................................           --        642,364             --
                                                       -----------    -----------    -----------
          Cash provided by financing activities......      596,910      7,259,167      3,646,692
                                                       -----------    -----------    -----------
Increase (decrease) in cash and cash equivalents.....      198,367      3,429,536     (2,032,964)
Cash and cash equivalents, beginning of period.......           --        198,367      3,627,903
                                                       -----------    -----------    -----------
Cash and cash equivalents, end of period.............  $   198,367    $ 3,627,903    $ 1,594,939
                                                       ===========    ===========    ===========

                See notes to consolidated financial statements.

                                 MEDSCAPE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE NINE MONTHS ENDED DECEMBER 31, 1996 AND
                   THE YEARS ENDED DECEMBER 31, 1997 AND 1998

1. ORGANIZATION AND NATURE OF BUSINESS

     Medscape, Inc. was formed and incorporated under the laws of the State of New York in March 1996, and commenced operations in April 1996. Medscape was reincorporated in Delaware in December 1998. Medscape operates Medscape.com, a healthcare Web site for physicians, allied healthcare professionals such as pharmacists and nurses, and consumers. The Medscape Web site is a valuable resource that enables members to make better informed healthcare decisions. Medscape provides comprehensive, authoritative and timely medical information, including original proprietary articles written by renowned medical experts. Medscape sells advertising and sponsorship, market research and other services to pharmaceutical, medical device and other healthcare companies. Medscape also sells products, such as medical books, to physicians, allied healthcare professionals and consumers.

     Effective October 27, 1998, Medscape consummated an acquisition in accordance with a purchase agreement with Healthcare Communications Group, LLC, ("HCG") a Maryland corporation. HCG is a medical communications/education company that develops, produces and distributes unique live, print, digital and Internet-based programs for healthcare professionals funded by pharmaceutical companies. The agreement provided for the purchase of the membership interests of HCG.

     The purchase price of $2,304,671 was allocated principally to working capital and assets, including accounts receivable and goodwill (see below).

     The acquisition of HCG has been accounted for by the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their respective estimated fair values at the date of acquisition. The excess of the purchase price over the aggregated estimated fair values of the net tangible assets acquired has been recorded as goodwill, which is being amortized over fifteen years.

     The purchase price was allocated in the following manner:

Purchase price:
  Cash at closing...........................................               $ 1,075,000
  Legal and accounting fees.................................                   134,409
  Common stock 1,825,435 shares at $0.60 (Note 8)...........                 1,095,262
                                                                           -----------
                                                                             2,304,671
Liabilities assumed:
  Accounts payable..........................................  $   74,777
  Demand note, Medscape.....................................     275,000
  Deferred revenue..........................................   1,121,193
  Payroll tax liabilities...................................       5,182     1,476,152
                                                              ----------   -----------
Assets purchased:
  Cash......................................................      14,081
  Accounts receivable.......................................   1,190,359
  Prepaid expenses..........................................      54,730
  Fixed assets..............................................      76,777
  Intangibles...............................................       5,383    (1,341,330)
                                                              ----------   -----------
Total goodwill..............................................               $ 2,439,493
                                                                           ===========

                                 MEDSCAPE, INC.

     The following presents, on a pro forma basis, Medscape's operations as if Medscape and HCG were combined as of the beginning of the periods presented.

                                                                    JANUARY 1,
                                                             -------------------------
                                                                1997          1998
                                                                    (UNAUDITED)
Total revenue..............................................  $ 4,677,687   $ 5,653,660
                                                             ===========   ===========
Net loss...................................................  $(3,086,341)  $(3,928,202)
                                                             ===========   ===========

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of Medscape and its subsidiary, HCG. The results of the subsidiary acquired are included from the date of acquisition. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     For purposes of the statements of cash flows, Medscape considers all highly liquid short-term cash investments purchased with maturities of three months or less as cash and cash equivalents.

CONCENTRATION OF CREDIT RISK

     Medscape's financial instruments that are exposed to concentration of credit risks consist primarily of cash and cash equivalents and trade accounts receivable. Medscape maintains its cash and cash equivalents in bank accounts which, at times, exceeds federally insured limits. Medscape has not experienced any losses in these accounts. Medscape believes it is not exposed to any significant credit risk on cash and cash equivalents. Concentrations of credit risks with respect to accounts receivable are limited because of Medscape's expanding customer base and the credit worthiness of its three major customers (see Note 11), making up the majority of the accounts receivable balance.

DEPRECIATION AND AMORTIZATION

     Medscape provides for depreciation of property and equipment based on the estimated useful lives of the applicable assets and the life of leases or the life of the leasehold improvement if less, using the straight-line method.

     Expenditures for renewals and improvements which extend the useful lives of assets are capitalized, while maintenance and repairs are charged to operations as incurred.

GOODWILL, INTANGIBLE ASSETS AND RELATED AMORTIZATION

     Goodwill represents the excess of cost over the fair value of the net assets acquired of HCG and is being amortized using the straight-line method over fifteen years. Medscape periodically reviews the value of its

                                 MEDSCAPE, INC.

goodwill to determine if impairment has occurred. Medscape measures the potential impairment of recorded goodwill by comparing the undiscounted value of estimated future cash flows to the carrying amount of goodwill. If indicated cash flows are less than the carrying amount of goodwill, Medscape would reduce the carrying value of goodwill. Based on its review, Medscape does not believe an impairment of goodwill has occurred.

     Intangible assets consist of trademarks and organization costs, which are being amortized using the straight-line method over their estimated useful life.

IMPAIRMENT OF ASSETS

     Medscape's long-lived assets and identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. When these events occur, Medscape measures impairment by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from use of the assets and their eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the assets, Medscape would recognize an impairment loss. Medscape determined that, as of December 31, 1997 and 1998, there had been no impairment in the carrying value of the long-lived assets.

REVENUE RECOGNITION

     Income is derived from a variety of sources including advertising, sponsorship of on-line journals, medical conferences, market research and e-commerce. Revenues from advertising are recognized in the period in which the advertisement is displayed. Revenue from sponsored programs, such as medical conferences, are recognized when the conference is completed and the next-day conference summary is published on the Medscape Web site. Revenues from sponsored content is recognized on a percentage of completion basis. (At December 31, 1998 and 1997, there were no uncompleted projects.) Revenues from market research are recognized upon completion of the project.

DEFERRED REVENUE

     Deferred revenue represents amounts billed in excess of revenues recognized. Included in accounts receivable are amounts due (under contract) relating to deferred revenue.

INCOME TAXES

     Medscape accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. SFAS No. 109 establishes financial accounting and reporting standards for the effect of income taxes that result from activities during the current and preceding years. SFAS No. 109 requires an asset and liability approach for financial reporting for income taxes.

NET LOSS PER COMMON SHARE

     Basic loss per common share was computed by dividing net loss by the weighted average number of shares of common stock outstanding. Diluted loss per common share has not been presented since the impact for options, warrants and conversion of preferred shares would have been anti-dilutive(see notes 8 and 9).

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued "SFAS" No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and

                                 MEDSCAPE, INC.

its components. Medscape has no elements of other comprehensive income or loss; consequently net loss is equal to comprehensive loss. Medscape operates in one segment in the United States.

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities for Medscape's year ended December 31, 2001. Generally, it requires that an entity recognize all derivatives as either an asset or liability and measure those instruments at fair value, as well as identify the conditions for which a derivative may be specifically designated as a hedge. Medscape currently does not have any derivative instruments and is not engaged in hedging activities.

     During 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. This statement is applicable to Medscape's 1999 financial statements and will require Medscape to capitalize various payroll and payroll related costs and other costs that are directly related to the development of some of the systems of Medscape. Medscape will amortize these costs over the anticipated life of the systems. Management is currently evaluating the effect of this statement on Medscape's financial statements.

RECLASSIFICATIONS

     Certain prior years' amounts have been reclassified to conform to the current year presentation.

3. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                         DECEMBER 31,
                                                     ---------------------   USEFUL LIFE
DESCRIPTION                                            1997        1998      (IN YEARS)
Computers..........................................  $ 268,032   $ 601,501        3
Furnitures and fixtures............................     62,196      66,163        5
Leasehold improvements.............................    137,163     138,855        2
                                                     ---------   ---------
                                                       467,391     806,519
Less accumulated depreciation......................   (188,386)   (426,931)
                                                     ---------   ---------
Property and equipment -- net......................  $ 279,005   $ 379,588
                                                     =========   =========

4. INTANGIBLE ASSETS

     Intangible assets consist of the following:

                                                          DECEMBER 31,
                                                       -------------------   USEFUL LIFE
DESCRIPTION                                              1997       1998     (IN YEARS)
Trademarks...........................................  $ 50,000   $ 55,383       15
Organization costs...................................    22,632     22,632        5
                                                       --------   --------
                                                         72,632     78,015
Less accumulated amortization........................   (12,801)   (31,871)
                                                       --------   --------
Intangible assets -- net.............................  $ 59,831   $ 46,144
                                                       ========   ========

     In 1997, Medscape changed the useful life of intangible assets from 40 years for Trademarks and 15 years for Organization costs to 15 and 5 years, respectively, to more properly reflect their expected useful lives in the current business environment. The impact of the change was not material to Medscape's financial statements.

                                 MEDSCAPE, INC.

5. GOODWILL

     Goodwill consists of the following:

                                                              DECEMBER 31,   USEFUL LIFE
DESCRIPTION                                                       1998       (IN YEARS)
Goodwill....................................................   $2,439,493        15
Less accumulated amortization...............................      (29,702)
                                                               ----------
Goodwill -- net.............................................   $2,409,791
                                                               ==========

6. INCOME TAXES

     No provision for income taxes has been made because Medscape has sustained cumulative losses since the commencement of its operations.

     At December 31, 1998, Medscape had net operating loss carryforwards ("NOLs") of approximately $8,550,000 which will be available to reduce future taxable income. The NOLs are scheduled to expire in the following years:

2011.....................................................  $1,344,000
2012.....................................................   3,306,000
2018.....................................................   3,900,000

     In accordance with SFAS No. 109, Medscape has computed the components of deferred income taxes as follows:

                                                                   DECEMBER 31,
                                                             -------------------------
                                                                1997          1998
Deferred tax assets........................................  $ 1,961,000   $ 3,419,911
Less valuation allowance...................................   (1,961,000)   (3,419,911)
                                                             -----------   -----------
Net deferred tax assets....................................  $        --   $        --
                                                             ===========   ===========

     Medscape's net operating losses primarily generated the deferred tax assets. At December 31, 1998 and 1997, a valuation allowance is provided as the realization of the deferred tax benefits is not likely.

7. RETIREMENT PLAN

     Medscape has a 401(k) Retirement/Savings Plan (the "Plan") for all eligible employees. Employees are eligible to participate after they have completed three months of service. Medscape is not required to, but may match employee contributions. In addition, Medscape may make a discretionary contribution to the Plan. Medscape did not make any voluntary contributions to the Plan for the year ended December 31, 1997 or December 31, 1998.

8. SHAREHOLDERS' EQUITY (DEFICIENCY)

     The authorized capital stock of Medscape consists of Class A Common Stock, Class B Common Stock (collectively the "Common Stock") and Series A, Series B and Series C Preferred Stock (collectively the "Preferred Stock"). Class A and Class B Common Stock have identical powers except that Class B Common Stock does not have any voting power, including voting for the election of directors or for any other purpose except as required by law.

     The Series A Preferred Stock has a liquidation preference equivalent to $0.02686 per share. The Series C Preferred Stock has a liquidation preference equivalent to $4.60 per share, except that the first

                                 MEDSCAPE, INC.

2,517,586 shares of the Preferred Stock issued shall have a liquidation preference of $10,800,446 plus cumulative dividends thereon at the rate of 6% per annum. If upon liquidation, Medscape's assets are insufficient to permit the payment of this amount, the entire assets shall be distributed ratably among the holders of the Preferred Stock. After payment of the liquidation preference, Medscape's remaining assets shall be distributed among the holders of the Common and Preferred Stock according to the number of shares held by each shareholder.

     The Preferred Stock is convertible at the option of the shareholder at any time into one share of Class A Common Stock for each share of the Preferred Stock. In the event of any stock dividend, stock split, recapitalization or like occurrence not affecting the Common and Preferred Stock in a like manner, the conversion ratio shall be adjusted ratably.

     In January 1997, Medscape issued 123,974 shares of Series B Preferred Stock at $12.10 per share for $1,500,000. In October 1997, Medscape issued 1,152,272 shares of Series C Preferred Stock at $4.60 per share for $5,300,447. As part of this offering, Medscape converted all of the Series B Preferred Stock outstanding for 326,087 shares of Series C Preferred stock at $4.60 per share. The total capital raised in 1997 from these offerings was $6,800,447, of which $800,000 was used to pay the principal and interest on the loan payable to SCP Communications, Inc. ("SCP"), a related party, with the remainder used to fund Medscape's ongoing operations.

     During 1997, SCP contributed to capital $642,364 which Medscape owed to it under an administrative services agreement (note 12).

     In March 1998, Medscape issued 932,401 shares of Series C Preferred Stock at $4.29 per share for $3,999,999. In October 1998, Medscape issued 1,825,435 shares of Class B Common Stock in connection with the acquisition of Healthcare Communications Group. Medscape also received a note for $627,950 from the majority shareholder in lieu of payment for an additional 1,825,435 shares of Class B Common Stock. The note is presented in the Equity section as a contra to shareholders' equity. Such shares vest over 3 years. The fair value in excess of $627,950 has been included in the charge to deferred stock compensation as an offset in the equity section of the balance sheet and is being amortized over three years.

9. STOCK OPTION PLAN

     During 1996, the Board of Directors adopted the Medscape, Inc. 1996 Stock Option Plan (the "Plan"). Pursuant to the Plan, the Board of Directors granted incentive stock options to certain key employees and non-qualified stock options to certain key non-employees all at fair value. Under the Plan approved by the Board of Directors, the total number of shares of Class B Common Stock that may be granted is 5,500,000.

     The incentive stock options granted permit the key employees the right and option to purchase shares of Class B Common Stock. Except for a change of control, as defined, an option may not be exercised within one year from the date of the grant and no option will be exercisable after 10 years from the date granted. Stock options vest over a three or four-year period, with one-third or one-quarter of the options becoming exercisable one year from date of grant. For options issued below fair market value, amounts for which fair market value exceeds the amounts for which options have been granted, have been charged to deferred stock compensation expense and are being amortized over four years, the vesting period of the options.

     The non-qualified stock options also permit certain non-employees the right and option to purchase shares of Class B Common Stock. Except for a change of control, as defined, an option may not be exercised within one year from the date of the grant and no option will be exercisable after 10 years from the date granted. Stock options vest over a four-year period, with one-quarter of the options becoming exercisable one year from date of grant. For options issued below fair market value, amounts for which fair market value exceeds the amounts for which options have been granted, have been charged to deferred stock compensation expense and are being amortized over four years, the vesting period of the options.

                                 MEDSCAPE, INC.

     In addition, the non-qualified stock options granted permit other non-employees the option to purchase shares of Class B Common Stock. One-quarter of the options are exercisable one year from date of grant. For options issued below fair market value, amounts for which fair market value exceeds the amounts for which options have been granted, have been charged to deferred stock compensation expense and are being amortized over four years, the vesting period of the options.

     Transactions involving the incentive stock options granted to key employees are summarized as follows:

                                                                            EXERCISE
                                                               OPTION        PRICE
                                                               SHARES      PER SHARE
Options outstanding April 1, 1996...........................         --   $         --
  Granted...................................................    312,110           .011
  Exercised.................................................         --             --
  Canceled..................................................    (27,433)            --
                                                              ---------   ------------
Options outstanding December 31, 1996.......................    284,677           .011
  Granted...................................................    557,500    .144 & .172
  Exercised.................................................     (7,978)          .011
  Canceled..................................................   (109,977)            --
                                                              ---------   ------------
Options outstanding December 31, 1997.......................    724,222    .011 - .172
  Granted...................................................  1,650,118    .172 & .344
  Exercised.................................................     (7,797)   .011 & .144
  Canceled..................................................    (48,125)  .144 & .0172
                                                              ---------   ------------
Options outstanding December 31, 1998.......................  2,318,418      .011-.344
                                                              =========   ============

     Employee Options exercisable at December 31, 1997 and 1998 were 63,325 and 344,873, respectively. No options were exercisable at December 31, 1996.

     Transactions involving non-qualified stock options granted to non-employees are summarized as follows:

                                                                           EXERCISE
                                                              OPTION        PRICE
                                                              SHARES      PER SHARE
Options outstanding April 1, 1996..........................         --             --
  Granted..................................................  1,974,918   $       .011
  Exercised................................................    (22,500)          .011
  Canceled.................................................         --             --
                                                             ---------   ------------
Options outstanding December 31, 1996......................  1,952,418           .011
  Granted..................................................    175,000           .144
  Exercised................................................    (91,668)          .011
  Canceled.................................................     (6,018)          .011
                                                             ---------   ------------
Options outstanding December 31, 1997......................  2,029,732    .011 & .144
  Granted..................................................    340,000    .172 & .344
  Exercised................................................   (407,005)   .011 & .144
  Canceled.................................................    (89,678)   .011 & .172
                                                             ---------   ------------
Options outstanding December 31, 1998......................  1,873,049   $.011 - .344
                                                             =========   ============

     Non-employee options exercisable at December 31, 1997 and 1998 were 625,742.5 and 998,330, respectively. No options were exercisable at December 31, 1996.

                                 MEDSCAPE, INC.

     SFAS No. 123 provides for a fair value based method of accounting for employee options and options granted to non-employees and measures compensation expense using an option valuation model that takes into account, as of the grant date, the exercise price and expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock, and the risk-free interest rate for the expected term of the options. For the years ended December 31, 1996 and 1997 the fair value of options granted to non-employees were nominal as determined using the Black Scholes option pricing model. For options granted to non-employees in 1998, an amount equal to the fair value of the services provided aggregating $65,000 is included as a charge to general and administrative expenses in the 1998 statement of operations.

     Medscape has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock options. Medscape has issued its options at fair value at the date of grant. Under APB 25, because the exercise price of Medscape's employee stock options equals the fair value of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma disclosures as if Medscape adopted the cost recognition requirement under SFAS 123 is presented below.

                                                               DECEMBER 31,
                                                   ------------------------------------
                                                      1996         1997         1998
Net loss as reported.............................  $1,344,490   $3,463,914   $3,900,619
Net loss pro forma...............................   1,344,970    3,482,361    3,975,655

     The fair value of options granted under the Plan for the years ended December 31, 1997 and 1998, in complying with SFAS No. 123 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used: no dividend yield, no expected volatility, risk free interest rate of 5.66% as of December 31, 1997 and 4.60% as of December 31, 1998, and expected lives of 3.25 years. Pro forma compensation cost of options granted under the Plan is measured based on the discount from fair value.

10. EMPLOYMENT AGREEMENTS

     Medscape has employment agreements with four employees ranging from one to five years, with commitments aggregating in each of the years, ending December 31; $571,000 in 1999, $470,000 in 2000, $211,000 in 2001, $195,000 in 2002 and
$163,000 in 2003.

11. MAJOR CUSTOMERS

     Sales to two major customers for the nine months ended December 31, 1996 represent 73% and 22%. For the year ended December 31, 1997, sales to three major customers represented 15%, 14% and 13%. For the year ended December 31, 1998, sales to two major customers represent 27% and 14%.

12. ADMINISTRATIVE SERVICES AGREEMENT

     On April 1, 1996, Medscape and SCP, a company controlled by the same stockholders, entered into a administrative services agreement under which SCP provided Medscape with administrative, support services, and sufficient space for Medscape to conduct its business. This agreement had been extended through April 30, 1999.

     At December 31, 1998, Medscape owed SCP an aggregate of $50,862 under this agreement as compared to $465,916 at December 31, 1997. SCP provided services aggregating, $740,739, $1,074,307 and $749,415

                                 MEDSCAPE, INC.

for the years ended December 31, 1998, December 31, 1997 and the period ended December 31, 1996, respectively. In management's opinion, all of these services were provided and paid for at a fair market value.

     Medscape and SCP have entered into a ten-year "Publishers' Circle Agreement" whereby SCP grants Medscape the right to distribute its content on the Web and to provide the content for worldwide on-line search and retrieval. Additionally, SCP agrees to promote Medscape in its publications, and run advertising in every issue of its journals. In return, SCP can sell all Medscape products including banner advertising for which SCP will receive a commission.

13. SUBSEQUENT EVENTS

     On May 17, 1999, Medscape effected a 2.5-for-one stock split for each outstanding share of each class of common shares. In connection with the stock split, the number of authorized shares of Class A Common Stock was increased to an aggregate of 1,079,000, the number of authorized shares of Class B Common Stock to an aggregate of 6,701,363 shares and the preferred stock became convertible into 2.5 times as many shares of the Class A Common Stock and each outstanding warrant and option became exercisable for 2.5 times as many shares of the Class B Common Stock. The 2.5-for-one stock split described above has been applied retrospectively for all periods presented.

14. RESTATEMENT

     Subsequent to the issuance of Medscape's 1998 Consolidated Financial Statements, Medscape's management determined that the valuation of Class B Common Stock and related options should be revised for Class B Common Stock and options issued after August 1, 1998. As a result, the 1998 Consolidated Financial Statements have been restated from the amounts previously reported to recognize additional stock based compensation expense of $257,109, deferred compensation of $715,436 and additional goodwill of $459,523 based upon the revised fair value of Class B Common Stock and options. Additional paid-in capital has also been increased by $1,432,068.

     A summary of the significant effects of the restatement is as follows:

                                                            AS PREVIOUSLY
AT DECEMBER 31, 1998:                                         REPORTED       AS RESTATED
Goodwill -- Net...........................................   $ 1,950,268     $ 2,409,791
Additional Paid-In Capital................................    12,726,241      14,158,309
Accumulated Deficit.......................................     8,451,914       8,709,023
Deferred Stock Compensation...............................            --         715,436

                                                            AS PREVIOUSLY
FOR THE YEAR ENDED DECEMBER 31, 1998:                         REPORTED       AS RESTATED
Editorial, Production, Content & Technology...............   $ 2,563,419     $ 2,588,353
Sales and Marketing.......................................     2,343,962       2,356,432
General and Administrative................................     1,774,649       1,987,183
Depreciation and Amortization.............................       279,528         286,699
Net Loss..................................................     3,643,510       3,900,619
Basic net loss per share..................................         $1.00           $1.07

15. SUBSEQUENT EVENTS (UNAUDITED)

SHAREHOLDERS' EQUITY

     In March 1999, Medscape issued 1,757,683 shares of Series D Preferred Stock at $11.72 per share for gross proceeds of $20,600,019.

                                 MEDSCAPE, INC.

     In March 1999, 932,401 shares of Series C Preferred Stock were redesignated as Series C-1 Preferred Stock.

     In March 1999, the Board of Directors increased the authorized shares of Class A Common Stock that can be issued to 27,500,000 and lowered the authorized shares of Preferred Stock to 4,956,560.

     The Board of Directors of Medscape has approved an increase in the total number of Class B Common Stock that may be granted under the Medscape, Inc., 1996 Stock Option Plan, to 8,250,000.

TRANSACTIONS WITH SOFTWATCH LTD.

     On June 15, 1999, Medscape purchased 1,040,170 Series A Preferred Shares of Softwatch Ltd. (Softwatch), an Israeli company, for $2,999,954. At the same time, Medscape and Softwatch entered into a License and Web Site Development Agreement pursuant to which Medscape licensed software from Softwatch to support its consumer site and for Softwatch to provide ongoing support services for the consumer site. On the date of the Agreement, Medscape paid $500,000 in cash of a total $1,500,000 licensing fee. $500,000 of the remaining balance will be paid upon delivery of the software and $500,000 upon acceptance by Medscape. Medscape will also pay royalties under the Agreement.

TRANSACTIONS WITH CBS CORPORATION

     On July 7, 1999, Medscape entered into a Common Stock Purchase agreement, and on August 3, 1999, in related transactions, we entered into an Advertising and Promotional Agreement, and a Trademark and Content Agreement with CBS Corporation (CBS). Under the Stock Purchase Agreement, Medscape sold 7,397,208 shares of Class A Common Stock and 6,541,160 shares of Class B Common Stock to CBS for an aggregate purchase price of $157,000,000, of which $139,384 was paid in cash, and $149,860,616 is to be paid through the advertising services to be provided by CBS in accordance with the Advertising and Promotion Agreement and $7,000,000 is to be paid through the grant of rights under the Trademark and Content Agreement. Over the seven year term of the Advertising and Promotion Agreement, CBS will arrange for the placement of approximately $150 million worth of advertising and promotion in the United States for Medscape's consumer and professional Web sites and their other products and services.

     Under the Trademark and Content Agreement, CBS granted Medscape a license to the "CBS" trademark and "Eye" design and health-related news content for a seven year period. Under the agreement CBS retains significant control over the use and presentation of the CBS health content and CBS trademarks.

TRANSACTIONS WITH NATIONAL DATA CORPORATION

     On August 4, 1999, Medscape sold 400,000 shares of Series E Preferred Stock at a purchase price of $25 per share and 1,000,000 shares of Class A Common Stock at a purchase price of $10 per share to National Data Corporation, which included a $10,000,000 cash investment and an additional $10,000,000 attributed to licensing and promotion to be provided by NDC and credits against future commission amounts due by Medscape to NDC. $6,000,000 will be expensed as used over the three-year life of the agreement, commencing August 4, 1999 and terminating August 31, 2002. In addition, the license fee of $4,000,000 will be amortized on a straight line basis over the life of the agreement. In accordance with instructions by NDC, 25,000 of the 1,000,000 shares of Class A Common Stock and 10,000 of the 400,000 shares of Series E Preferred Stock were delivered to NDC's financial advisor in the transaction, Lazard Freres & Co., LLC.

TRANSACTION WITH AMERICA ONLINE, INC.

     On September 3, 1999, Medscape entered into an agreement with America Online, Inc., under which AOL has agreed to promote Medscape's co-branded Web sites, through contextual links and banners, on AOL, AOL.com, CompuServe Service, Netscape Netcenter and Digital City, which are all AOL

                                 MEDSCAPE, INC.

properties.Medscape has paid AOL $3 million and will pay an additional $30 million over the next two years. These amounts will be charged to earnings over the next three years, the life of the contract. In addition, Medscape granted AOL two seven-year warrants, each to purchase up to 1,352,158 shares of Medscape's Class A Common Stock. One of the Warrants is fully vested now and has an exercise price of $10 per share. The other Warrant will vest over a three-year period based on AOL meeting specified performance requirements and will have exercise prices equal to the fair market value of Medscape's common stock at the time of vesting. Each warrant has a value of approximately $2,530,000, as determined using the Black Scholes option pricing model. The value of the fully vested warrant will be charged to earnings over the three-year AOL contract period and the warrant that vests over three years will be charged to earnings adjusted variably over the vesting period.

                                 MEDSCAPE, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                   AS OF DECEMBER 31, 1998 AND JUNE 30, 1999
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              DECEMBER 31,
                                                                  1998        JUNE 30,
                                                              (AS RESTATED)     1999
Assets
Current Assets:
  Cash and cash equivalents.................................     $ 1,595      $ 12,954
  Accounts receivable.......................................       1,350         2,698
  Prepaid expenses and other assets.........................          93         1,112
                                                                 -------      --------
          Total current assets..............................       3,038        16,764
Investment in Softwatch.....................................          --         3,067
Property and equipment -- net...............................         380           960
Intangible assets -- net....................................          46            94
Goodwill -- net.............................................       2,410         2,328
                                                                 -------      --------
          Total assets......................................     $ 5,874      $ 23,213
                                                                 =======      ========

Liabilities and shareholders' equity
Current liabilities:
  Accounts payable..........................................     $   330      $     58
  Accrued expenses..........................................         489         1,615
  Due to related party......................................          51            25
  Deferred revenue..........................................         800         2,048
                                                                 -------      --------
          Total current liabilities.........................       1,670         3,746
                                                                 -------      --------
Shareholders' equity:
  Common stock, Class A -- par value $.01; 15,000,000 and
     27,500,000 at December 31, 1998 and June 30, 1999
     shares authorized, 1,079,000 issued and outstanding....          11            11
  Common stock, Class B -- par value $.01; 15,000,000 shares
     authorized, 6,995,602.5 issued and outstanding.........          58            70
  Preferred stock, Series A -- par value $.01; 1,000,000 and
     788,200 shares authorized at December 31, 1998 and June
     30, 1999, 788,200 shares issued and outstanding........           8             8
  Preferred stock, Series C -- par value $.01; 4,000,000 and
     1,478,359 shares authorized at December 31, 1998 and
     June 30, 1999, 2,410,760 and 1,478,359 issued and
     outstanding............................................          24            15
  Preferred stock, Series C-1 -- par value $.01; 932,401
     shares at June 30, 1999, 932,401 issued and outstanding
     and authorized.........................................          --             9
  Preferred stock, Series D -- par value $.01; 1,757,683
     shares at June 30, 1999, 1,757,683 issued and
     outstanding and authorized.............................          --            17
  Warrants..................................................          --            85
  Additional paid-in-capital................................      14,158        36,223
  Treasury stock............................................          (3)           (3)
  Notes receivable..........................................        (628)         (628)
  Deferred Stock Compensation...............................        (715)       (2,550)
  Accumulated deficit.......................................      (8,709)      (13,790)
                                                                 -------      --------
          Total shareholders' equity........................       4,204        19,467
                                                                 -------      --------
          Total liabilities and shareholders' equity........     $ 5,874      $ 23,213
                                                                 =======      ========

           See notes to condensed consolidated financial statements.

                                 MEDSCAPE, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    SIX MONTHS ENDED JUNE 30, 1998 AND 1999
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                SIX MONTHS ENDED
                                                              ---------------------
                                                              JUNE 30,    JUNE 30,
                                                                1998        1999
Revenues....................................................  $   1,078   $   4,930
                                                              ---------   ---------
Operating expenses:
  Editorial, production, content and technology.............        853       3,916
  Sales and marketing.......................................        811       3,502
  General and administration................................        793       2,664
  Depreciation and amortization.............................         96         225
                                                              ---------   ---------
          Total operating expenses..........................      2,553      10,307
                                                              ---------   ---------
Loss from operations........................................     (1,475)     (5,377)
  Interest income -- net....................................       (149)       (296)
                                                              ---------   ---------
Net loss....................................................  $  (1,326)  $  (5,081)
                                                              =========   =========
Basic net loss per share....................................  $   (0.47)  $   (0.71)
Weighted average number of shares of common stock
  outstanding...............................................  2,834,172   7,164,127

           See notes to condensed consolidated financial statements.

                                 MEDSCAPE, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                    SIX MONTHS ENDED JUNE 30, 1998 AND 1999
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                SIX MONTHS ENDED
                                                              --------------------
                                                              JUNE 30,    JUNE 30,
                                                                1998        1999
OPERATING ACTIVITIES
  Net loss..................................................   $(1,326)   $(5,081)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Deferred stock compensation expense....................        --        779
     Depreciation and amortization..........................        96        225
  Changes in assets and liabilities:
     Decrease (increase) in accounts receivable.............       473     (1,348)
     Increase in prepaid expenses...........................      (222)    (1,019)
     Increase in accounts payable and accruals..............        58        854
     Decrease in due to related party.......................      (733)       (26)
     (Decrease) increase in deferred revenue................      (378)     1,248
                                                               -------    -------
          Net cash used in operating activities.............    (2,032)    (4,368)
                                                               -------    -------
INVESTING ACTIVITIES
  Investment in Softwatch...................................        --     (3,067)
  Purchase of property and equipment........................      (125)      (721)
  Acquisition of intangible assets..........................        --        (50)
                                                               -------    -------
          Net cash used in investing activities.............      (125)    (3,838)
                                                               -------    -------
FINANCING ACTIVITIES
  Proceeds from issuance of preferred stock.................     4,000     19,565
                                                               -------    -------
          Cash provided by financing activities.............     4,000     19,565
                                                               -------    -------
Increase in cash and cash equivalents.......................     1,843     11,359
Cash and cash equivalents, beginning of period..............     3,628      1,595
                                                               -------    -------
Cash and cash equivalents, end of period....................   $ 5,471    $12,954
                                                               =======    =======

           See notes to condensed consolidated financial statements.

                                 MEDSCAPE, INC.

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999

1. BASIS OF PRESENTATION

     Medscape, Inc. ("Medscape") has prepared the condensed consolidated financial statements of which these notes are part, pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission"). Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to these rules and regulations; however, in the opinion of Medscape's management, the Condensed Consolidated Financial statements include all adjustments, consisting only of normal recurring accruals, necessary to present fairly the financial information for the six months ended June 30, 1999. These Condensed Consolidated Financial Statements should be read in conjunction with the consolidated Financial Statements of Medscape for the year ended December 31, 1998.

2. PRIVATE PLACEMENT OF PREFERRED STOCK

     On March 5, 1999, Medscape completed a private placement of its Series D Preferred Stock (1,757,683 shares) for which it received $19,414,547 (gross proceeds of $20,600,019 less expenses of the private placement of $1,185,472). In connection with this private placement, Medscape issued 14,887 warrants of Class B Common Stock to its investment bank. Each warrant entitles the warrantholder to purchase 1 share of common stock for $0.01 with a warrant. The value of the warrants was determined using the Black Scholes pricing model and was recorded in the balance sheet at June 30, 1999 at a value of $85,000.

3. SERIES C AND C-1 PREFERRED STOCK

     On March 5, 1999, 932,401 shares of Series C Preferred Stock that had been issued on February 19 and March 9, 1998 were redesignated as Series C-1 Preferred Stock.

4. INCOME TAXES

     No provision for income taxes has been made because Medscape has sustained cumulative losses since the commencement of its operations.

     At June 30, 1999, Medscape had net operating loss carryforwards ("NOLs") of approximately $13,789,000 which will be available to reduce future taxable income. The NOLs are scheduled to expire in the following years:

2011.....................................................  $1,344,000
2012.....................................................   3,464,000
2018.....................................................   3,900,000
2019.....................................................   5,081,000

     In accordance with SFAS No. 109, Medscape has computed the components of deferred income taxes as follows:

                                                             DECEMBER 31,    JUNE 30,
                                                                 1998          1999
Deferred tax assets........................................  $ 3,419,911    $ 5,646,481
Less valuation allowance...................................   (3,419,911)    (5,646,481)
                                                             -----------    -----------
Net deferred tax assets....................................  $        --    $        --
                                                             ===========    ===========

                                 MEDSCAPE, INC.

     Medscape's net operating losses primarily generated the deferred tax assets. At December 31, 1998 and June 30, 1999, a valuation allowance is provided as the realization of the deferred tax benefits is not likely.

5. SUBSEQUENT EVENTS

     The Board of Directors of Medscape has approved an increase in the total number of Class B Common Stock that may be granted under the Medscape, Inc. 1996 Stock Option Plan, to 8,250,000.

     Medscape is in the process of filing an initial public offering with the Commission. On consummation of the offering, all Preferred Shares will convert to Common Shares.

SHAREHOLDERS' EQUITY

     On May 17, 1999, Medscape effected a 2.5-for-one stock split for each outstanding share of each class of common shares. In connection with the stock split, the number of authorized shares of Class A Common Stock was increased to an aggregate of 1,079,000 shares, the number of authorized shares of Class B common Stock was increased to an aggregate of 6,701,363 shares and the preferred stock became convertible into 2.5 times as many shares of the Class A Common Stock and each outstanding warrant and option became exercisable for 2.5 times as many shares of the Class B Common Stock. The 2.5-for-one stock split described above has been applied retrospectively for all periods presented.

     In March 1999, Medscape issued 1,757,683 shares of Series D Preferred Stock at $11.72 per share for gross proceeds of $20,600,019.

     In March 1999, 932,401 shares of Series C Preferred Stock were redesignated as Series C-1 Preferred Stock.

     In March 1999, the Board of Directors increased the authorized shares of Class A Common Stock that can be issued to 27,500,000 and lowered the authorized shares of Preferred Stock to 4,956,560.

     The Board of Directors of Medscape has approved an increase in the total number of Class B Common Stock that may be granted under the Medscape, Inc., 1996 Stock Option Plan, to 8,250,000.

     In connection with options issued during the six months ended June 30, 1999, Medscape has charged deferred stock compensation approximately of $2.6 million (included in the offset in the equity section of the balance sheet) for the amount that fair market value exceeds the amount the options were granted. Such amount is being amortized over four years, the vesting period of the options.

TRANSACTIONS WITH SOFTWATCH LTD

     On June 15, 1999, Medscape purchased 1,040,170 Series A Preferred Shares of Softwatch Ltd. (Softwatch), an Israeli company, for $2,999,954 (which is accounted for at cost). In addition, Medscape incurred $66,701 of expenses relating to the investment. At the same time, Medscape and Softwatch entered into a License and Web Site Development Agreement pursuant to which Medscape licensed software from Softwatch to support its consumer site and for Softwatch to provide ongoing support services for the consumer site. On the date of the Agreement, Medscape paid $500,000 in cash of a total licensing fee of $1,500,000. The remaining $1,000,000 will be paid $500,000 upon delivery of the software and $500,000 upon acceptance by Medscape. Medscape will also pay royalties under the Agreement.

TRANSACTIONS WITH CBS CORPORATION

     On July 7, 1999, Medscape entered into a Common Stock Purchase agreement, and on August 3, 1999, in related transactions, entered into an Advertising and Promotional Agreement, and a Trademark and Content Agreement with CBS Corporation (CBS). Under the Stock Purchase Agreement, Medscape sold

                                 MEDSCAPE, INC.

7,397,208 shares of Class A Common Stock and 6,541,160 shares of Class B Common Stock to CBS for an aggregate purchase price of $157,000,000, of which $139,384 was paid in cash, and $149,860,616 is to be paid through the advertising services to be provided by CBS in accordance with the Advertising and Promotion Agreement and $7,000,000 is to be paid through the grant of rights under the Trademark and Content Agreement. Over the seven year term of the Advertising and Promotion Agreement, CBS will arrange for the placement of approximately $150 million worth of advertising and promotion in the United States for Medscape's consumer and professional Web sites and their other products and services.

     Under the Trademark and Content Agreement, CBS granted Medscape a license to the "CBS" trademark and "Eye" design and to health related news content for a seven year period. Under the agreement CBS retains significant control over the use and presentation of the CBS health content and CBS trademarks.

TRANSACTIONS WITH NATIONAL DATA CORPORATION

     On August 4, 1999 Medscape sold 400,000 shares of Series E Preferred Stock at a purchase price of $25 per share and 1,000,000 shares of Class A Common Stock at a purchase price of $10 per share to National Data Corporation, which included a $10,000,000 cash investment and an additional $10,000,000 attributed to licensing and promotion to be provided by NDC and credits against future commission amounts due by Medscape to NDC. $6,000,000 will be expensed as used over the three-year life of the agreement, commencing August 4, 1999 and terminating August 31, 2002. In addition, the license fee of $4,000,000 will be amortized on a straight line basis over the life of the agreement. In accordance with instructions by NDC, 25,000 of the 1,000,000 shares of Class A Common Stock and 10,000 of the 400,000 shares of Series E Preferred Stock were delivered to NDC's financial advisor in the transaction, Lazard Freres & Co., LLC.

TRANSACTION WITH AMERICA ONLINE, INC.

     On September 3, 1999, Medscape entered into an agreement with America Online, Inc., under which AOL has agreed to promote Medscape's co-branded Web sites, through contextual links and banners, on AOL, AOL.com, CompuServe Service, Netscape Netcenter and Digital City, which are all AOL properties. Medscape has paid AOL $3 million and will pay an additional $30 million over the next two years. These amounts will be charged to earnings over the next three years, the life of the contract. In addition, Medscape granted AOL two seven-year warrants, each to purchase up to 1,352,158 shares of Medscape's Class A Common Stock. One of the warrants is fully vested now and has an exercise price of $10 per share. The other warrant will vest over a three-year period based on AOL meeting specified performance requirements and will have exercise prices equal to the fair market value of Medscape's common stock at the time of vesting. Each warrant has a value of approximately $2,530,000, as determined using the Black Scholes option pricing model. The value of the fully vested warrant will be charged to earnings over the three-year AOL contract and the warrant that vests over three years will be charged to earnings adjusted variably over the vesting period.

                          INDEPENDENT AUDITORS' REPORT

Healthcare Communications Group, LLC
Potomac, Maryland

     We have audited the accompanying balance sheets of Healthcare Communications Group, LLC ("HCG") as of December 31, 1997 and October 27, 1998, and the related statements of operations, members' capital, and cash flows for the year ended December 31, 1997 and the ten months ended October 27, 1998. These financial statements are the responsibility of HCG's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of HCG at December 31, 1997 and October 27, 1998, and the results of its operations and its cash flows for the year ended December 31, 1997 and the ten months ended October 27, 1998 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

New York, New York
April 9, 1999

                      HEALTHCARE COMMUNICATIONS GROUP, LLC

                                 BALANCE SHEETS
                     DECEMBER 31, 1997 AND OCTOBER 27, 1998

                                                              DECEMBER 31,   OCTOBER 27,
                                                                  1997          1998
ASSETS
Current assets:
  Cash and cash equivalents (Note 2)........................    $ 54,286     $   14,081
  Accounts receivable.......................................     520,388      1,190,359
  Prepaid expenses and other assets.........................     116,063         54,730
                                                                --------     ----------
          Total current assets..............................     690,737      1,259,170
Property and equipment -- net (Note 3)......................      29,875         76,777
Intangible assets -- net....................................       6,800          5,383
                                                                --------     ----------
          Total assets......................................    $727,412     $1,341,330
                                                                ========     ==========

LIABILITIES AND MEMBERS' CAPITAL (DEFICIENCY IN CAPITAL)
Liabilities:
  Accounts payable..........................................    $121,306     $   23,012
  Accrued expenses..........................................      47,243         56,946
  Demand note due to Medscape, Inc. (Note 4)................          --        275,000
  Deferred revenue (Note 2).................................     190,000      1,121,193
                                                                --------     ----------
          Total liabilities.................................     358,549      1,476,151
Commitments (Note 4)
Members' capital (deficiency in capital)....................     368,863       (134,821)
                                                                --------     ----------
          Total liabilities and members' capital............    $727,412     $1,341,330
                                                                ========     ==========

                       See notes to financial statements.

                      HEALTHCARE COMMUNICATIONS GROUP, LLC

                            STATEMENTS OF OPERATIONS
                  FOR THE YEAR ENDED DECEMBER 31, 1997 AND THE
                       TEN MONTHS ENDED OCTOBER 27, 1998

                                                                                 TEN
                                                                  YEAR         MONTHS
                                                                 ENDED          ENDED
                                                              DECEMBER 31,   OCTOBER 27,
                                                                  1997          1998
Revenues....................................................   $3,155,504    $2,584,615
                                                               ----------    ----------
Operating expenses:
  Editorial, production, content and technology.............    1,853,118     1,736,351
  General and administration................................      923,547       867,970
  Depreciation and amortization.............................        4,231         9,419
                                                               ----------    ----------
          Total operating expenses..........................    2,780,896     2,613,740
                                                               ----------    ----------
Income (loss) from operations...............................      374,608       (29,125)
  Interest income...........................................       (2,965)       (1,542)
                                                               ----------    ----------
Net income (loss)...........................................   $  377,573    $  (27,583)
                                                               ==========    ==========

                       See notes to financial statements.

                      HEALTHCARE COMMUNICATIONS GROUP, LLC

             STATEMENTS OF MEMBERS' CAPITAL (DEFICIENCY IN CAPITAL)
                 FOR THE TEN MONTHS ENDED OCTOBER 27, 1998 AND
                          YEAR ENDED DECEMBER 31, 1997

Members' capital, January 1, 1997...........................  $ 148,636
  Net income for the year ended December 31, 1997...........    377,573
  Distribution to members during 1997.......................   (157,346)
                                                              ---------
Members' capital, December 31, 1997.........................    368,863
  Net loss for the ten months ended October 27, 1998........    (27,583)
  Distribution to members during 1998.......................   (476,101)
                                                              ---------
Members' deficiency in capital, October 27, 1998............  $(134,821)
                                                              =========

                       See notes to financial statements.

                      HEALTHCARE COMMUNICATIONS GROUP, LLC

                            STATEMENTS OF CASH FLOWS
       YEAR ENDED DECEMBER 31, 1997 AND TEN MONTHS ENDED OCTOBER 27, 1998

                                                              DECEMBER 31,   OCTOBER 27,
                                                                  1997          1998
OPERATING ACTIVITIES
  Net income (loss).........................................  $   377,573     $ (27,583)
  Adjustments to reconcile net income (loss) to net cash
     used in operating activities:
     Depreciation and amortization..........................        4,231         9,419
  Changes in assets and liabilities:
     Decrease (increase) in accounts receivable.............    1,148,237      (669,971)
     Decrease in prepaid expenses...........................        2,873        61,333
     Increase (decrease) in accounts payable and accruals...      120,613       (88,591)
     (Decrease) increase in deferred revenue................   (1,474,979)      931,193
                                                              -----------     ---------
          Net cash provided by operating activities.........      178,548       215,800
                                                              -----------     ---------
INVESTING ACTIVITIES
  Purchase of property and equipment........................      (27,412)      (54,904)
                                                              -----------     ---------
          Net cash used in investing activities.............      (27,412)      (54,904)
                                                              -----------     ---------
FINANCING ACTIVITIES
  Distributions to members..................................     (157,346)     (476,101)
  Demand note due to Medscape, Inc..........................           --       275,000
                                                              -----------     ---------
          Net cash used in financing activities.............     (157,346)     (201,101)
                                                              -----------     ---------
Decrease in cash and cash equivalents.......................       (6,210)      (40,205)
Cash and cash equivalents, beginning of period..............       60,496        54,286
                                                              -----------     ---------
Cash and cash equivalents, end of period....................  $    54,286     $  14,081
                                                              ===========     =========

                       See notes to financial statements.

                      HEALTHCARE COMMUNICATIONS GROUP, LLC

                         NOTES TO FINANCIAL STATEMENTS
       TEN MONTHS ENDED OCTOBER 27, 1998 AND YEAR ENDED DECEMBER 31, 1997

1. ORGANIZATION AND NATURE OF BUSINESS

     Healthcare Communications Group, ("HCG") is a Maryland limited liability company, founded on November 17, 1995. HCG is a medical communications/education company that develops, produces and distributes unique live, print, digital and Internet-based programs for healthcare professionals that are funded by pharmaceutical companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     For the purposes of the statements of cash flows, HCG considers all highly liquid short-term cash investments purchased with maturities of three months or less as cash and cash equivalents.

CONCENTRATION OF CREDIT RISK

     HCG's financial instruments that are exposed to concentration of credit risks consist primarily of cash and cash equivalents and trade accounts receivable. HCG maintains its cash and cash equivalents in bank accounts which, at times, exceeds federally insured limits. HCG has not experienced any losses in these accounts. HCG believes it is not exposed to any significant credit risk on cash and cash equivalents. Concentrations of credit risks with respect to accounts receivable are limited because of HCG's expanding customer base and credit worthiness of its three major customers (see Note 5), making up the majority of the accounts receivable balance.

DEPRECIATION AND AMORTIZATION

     HCG provides for depreciation of property and equipment based on the estimated useful lives of the applicable assets and the life of leases, using the straight-line method.

     Expenditures for renewals and improvements which extend the useful lives of assets are capitalized, while maintenance and repairs are charged to operations as incurred.

     Intangible assets consists of trademarks which are being amortized using the straight-line method over their estimated useful life.

REVENUE RECOGNITION

     Revenue from custom programs, such as on-line conference summaries and custom modules produced by HCG, are recognized on a percentage of completion basis. Revenues from conferences and other events produced by HCG are recognized upon completion of the conference or event. At December 31, 1997 and October 27, 1998, there were no uncompleted projects.

                      HEALTHCARE COMMUNICATIONS GROUP, LLC

DEFERRED REVENUE

     Deferred revenue represents amounts billed in excess of revenues recognized. Included in accounts receivable are amounts due (under contract) relating to deferred revenue.

IMPAIRMENT OF ASSETS

     HCG's long-lived assets and identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. When these events occur, HCG measures impairment by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from use of the assets and their eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the assets, HCG would recognize an impairment loss. HCG determined that, as of December 31, 1997 and October 27, 1998, there had been no impairment in the carrying value of the long-lived assets.

INCOME TAXES

     Under present income tax regulations, HCG pays no federal, state or local income taxes. For tax purposes, any income or loss is included in the income tax returns of the members.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components. HCG has no elements of comprehensive income. HCG operates in one segment in the United States.

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities for HCG's year ended December 31, 2000. Generally, it requires that an entity recognize all derivatives as either an asset or liability and measure those instruments at fair value, as well as identify the conditions for which a derivative may be specifically designated as a hedge. Management is currently evaluating the effect of this statement on HCG's financial statements.

     During 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. This statement is applicable to HCG's 1999 financial statements and will require HCG to capitalize various payroll and payroll related costs and other costs that are directly related to the development of some of the systems of HCG. HCG will amortize these costs over the anticipated life of the systems. Management is currently evaluating the effect of this statement on HCG's financial statements.

3. PROPERTY AND EQUIPMENT

     Property and equipment, consist of the following:

                                                     DECEMBER 31,   OCTOBER 27,   USEFUL LIFE
DESCRIPTION                                              1997          1998       (IN YEARS)
Computers and equipment............................    $26,441       $ 79,507          5
Furnitures and fixtures............................      6,959          8,797          7
                                                       -------       --------
                                                        33,400         88,304
Less accumulated depreciation......................     (3,525)       (11,527)
                                                       -------       --------
Property and equipment -- net......................    $29,875       $ 76,777
                                                       =======       ========

                      HEALTHCARE COMMUNICATIONS GROUP, LLC

4. DEMAND NOTE

     As of October 27, 1998, the demand note consists of $215,000 and $60,000, borrowed on October 26 and October 23, 1998, respectively, from Medscape, Inc. at an annual interest rate of 8% (Note 6). Under the terms of the demand note, HCG was required to use the proceeds to pay amounts owed to vendors prior to the acquisition by Medscape, Inc.

5. MAJOR CUSTOMERS

     Sales to three major customers for the year ended December 31, 1997 and the ten months ended October 27, 1998 represented 53% and 50% of total sales, respectively. At December 31, 1997 and October 27, 1998, these three customers represented 34% and 76% accounts receivable, respectively.

6. SUBSEQUENT EVENT

     Effective October 27, 1998, the membership interests of HCG were purchased by Medscape, Inc., a New York corporation.

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